Product supplement no. 179-A-I
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated January 13, 2010
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Return Notes Linked to a J.P. Morgan Contag Conditional Index

General

- JPMorgan Chase & Co. may offer and sell return notes linked to a J.P. Morgan Contag Conditional Index from time to time. This product supplement no. 179-A-I describes terms that will apply generally to the return notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are senior unsecured obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- Payment is linked to a J.P. Morgan Contag Conditional Index as described below.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-62.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in the Underlying, any of its component sub-indices, any futures contracts underlying the component sub-indices, or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the component sub-indices.
- The market disruption events applicable to the Underlying are different from the market disruption events that may be applicable to an equity security or an equity index. For more information about the impact of market disruption events (including the early acceleration of the amount due and payable under the terms of the notes), please see "Description of Notes — Postponement of a Valuation Date," "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Underlying:
The J.P. Morgan Contag Conditional Full Energy Excess Return Index (the Full Energy Contag Conditional Index") or the J.P. Morgan Contag Conditional Light Energy Excess Return Index (the "Light Energy Contag Conditional Index" and, together with the Full Energy Contag Conditional Index, each a "Contag Conditional Index"). The relevant terms supplement will specify which Contag Conditional Index is the Underlying for the notes. The Contag Conditional Indices were created on May 29, 2009 and therefore have limited historical performance.

Each Contag Conditional Index is a notional rules-based proprietary commodity index developed and maintained by J.P. Morgan Securities Ltd., reflecting a synthetic long exposure to the relevant Long Constituent, and if the Conditional Long-Short Signal is Long-Short, a synthetic short exposure to the relevant Short Constituent. Upon the monthly rebalancing of each Contag Conditional Index, a signal (the "Conditional Long-Short Signal") is used to determine whether, for the coming month, such Contag Conditional Index will be in (a) "Alpha Mode," which means that the Conditional Long-Short Signal is Long-Short and the relevant Contag Conditional Index will attempt to capture, for the relevant period, synthetic long exposure to one constituent (the "Long Constituent") and synthetic short exposure to another constituent (the "Short Constituent") or (b) "Beta Mode," which means that the Conditional Long-Short Signal is Long-Only and the relevant Contag Conditional Index will attempt to capture, for the relevant period, synthetic long exposure to the Long Constituent only.

The Conditional Long-Short Signal will be "Long-Only" if the performance of an equally weighted basket of the 24 Standard & Poor's GSCI™ single commodity sub-indices, corresponding to the 24 commodities included in the S&P GSCI™ Excess Return as of January 2009, over the 12 months prior to the applicable observation date is positive and such positive performance is deemed to be consistent under the equally weighted basket consistency test described in "J.P. Morgan Contag Conditional Indices —The Conditional Long-Short Signal — The Equally Weighted Basket Consistency Test." In all other cases, the Conditional Long-Short Signal will be "Long-Short."

(continued on next page)

Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 179-A-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 13, 2010

Key Terms (continued):

Underlying: (continued)

For the Full Energy Contag Conditional Index, the Long Constituent is the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index and the Short Constituent is the S&P GSCI™ Excess Return. For the Light Energy Contag Conditional Index, the Long Constituent is the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index and the Short Constituent is the S&P GSCI™ Light Energy Index Excess Return. The weightings of the commodities the futures contracts of which underlie each of the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index and the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index are determined, on an annual basis, by reference to the contract production weights calculated by Standard & Poor's for the S&P GSCI™ Excess Return.

The Long Constituent of each Contag Conditional Index is a notional rules-based proprietary index developed by JPMSL, which is intended to capture the return of the synthetic exposure to a notional basket consisting of 24 commodities (corresponding to the commodities included in the relevant Short Constituent), each represented by a commodity futures contract selected by a methodology developed by JPMSL, which we refer to as the "Selection Methodology." The Selection Methodology uses, along with other criteria, the slope of the futures curve for each eligible commodity to select the futures contract for each eligible commodity with the highest level of backwardation (subject to certain limitations). "Backwardation" refers to the situation where the futures contracts for a commodity with a delivery month further in time have lower contract prices than futures contracts for the same commodity with a delivery month closer in time. If there is no futures contract for one or more eligible commodities with backwardation, the Selection Methodology will select the futures contract with the lowest level of contango for any such commodities. "Contango" refers to the situation where the futures contracts for a commodity with a delivery month further in time have higher contract prices than futures contracts for the same commodity with a delivery month closer in time.

The Short Constituent of each Contag Conditional Index is the excess return version of an S&P GSCI™ index (either the S&P GSCI™ Excess Return or the S&P GSCI™ Light Energy Index Excess Return), which is published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as "S&P." The S&P GSCI™ Excess Return is an excess return index on a world production-weighted basket of principal nonfinancial commodities (i.e., physical commodities) that satisfy specified criteria. The S&P GSCI™ Light Energy Index Excess Return is a version of the S&P GSCI™ Excess Return that reflects lower exposure to the energy sector by dividing the contract production weights of each relevant energy contract by a factor equal to four (4), as of the date of this product supplement.

For more information on the Long Constituent and Short Constituent (collectively, the "Constituents") of each Contag Conditional Index, please see "Background on the Long Constituents — The J.P. Morgan Contag Beta Indices" and "Background on the Short Constituents —The S&P GSCI™ Excess Return and the S&P GSCI™ Light Energy Index Excess Return."

The level of each Contag Conditional Index is the value of the respective synthetic portfolio, minus an adjustment factor deducted daily at an annual rate of 0.96%.

The levels of the Full Energy Contag Conditional Index and the Light Energy Contag Conditional Index are published each trading day under the Bloomberg ticker symbols "JCTBCFEE" and "JCTBCLEE," respectively.

Each Contag Conditional Index is an excess return index because it tracks the return of up to two excess return commodity indices. Each of the Constituents for a Contag Conditional Index is an excess return index that reflects synthetic exposure to uncollateralized positions in the futures contracts underlying such Constituent, including any profit or loss realized when rolling such contracts.

The description of the strategies and methodologies of the Contag Conditional Indices included in this product supplement no. 179-A-I is based on rules formulated by J.P. Morgan Securities Ltd and the rules in effect as of the date of this product supplement are attached as Annex A. For a tabular representation of the Contag Conditional Indices and their respective features, please see "The J.P. Morgan Contag Conditional Indices — Summary of Features." The description of the strategies and methodologies of the Long Constituents included in this product supplement no. 179-A-I is also based on rules formulated by J.P. Morgan Securities Ltd. and the rules in effect as of the date of this product supplement are attached as Annex B. The description of the calculation and composition of the Short Constituents included in this product supplement no. 179-A-I is based on rules formulated by Standard & Poor's as described in "Background on the Short Constituents —The S&P GSCI™ Excess Return and the S&P GSCI™ Light Energy Index Excess Return."

Payment at Maturity (Notes with an Additional Amount):

Unless otherwise specified in the relevant terms supplement, for notes with an Additional Amount, your return will be linked to the performance of the Underlying *plus* an Additional Amount, as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$1,000 x (1 + Underlying Return) + Additional Amount

For notes with an Additional Amount, you will lose some or all of your investment at maturity (other than the Additional Amount) if the Underlying Return is negative.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes) please see "Description of Notes — Postponement of a Determination Date" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Key Terms (continued):

Payment at Maturity (Notes with a Deduction Amount): Unless otherwise specified in the relevant terms supplement, for notes with a Deduction Amount, your return will be linked to the performance of the Underlying *minus* a Deduction Amount, as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$$\$1,000 \times (1 + \text{Underlying Return}) - \text{Deduction Amount}$$

In no event, however, will the payment at maturity be less than $0.

For notes with a Deduction Amount, you will lose some or all of your investment at maturity if the Underlying Return is negative or if the Underlying does not appreciate sufficiently to offset the negative effect of the Deduction Amount.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes) please see "Description of Notes — Postponement of a Determination Date" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Additional Amount: If applicable, a dollar amount as set forth in the relevant terms supplement, which may be equal to, but will not be less than, zero.

Deduction Amount: If applicable, a dollar amount as set forth in the relevant terms supplement, which will be greater than zero.

Underlying Return: Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Ending Underlying Value} - \text{Initial Underlying Value (or Strike Value, if applicable)}}{\text{Initial Underlying Value (or Strike Value, if applicable)}}$$

Initial Underlying Value: Unless otherwise specified in the relevant terms supplement, the Underlying closing value on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Underlying closing values on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

Ending Underlying Value: The Underlying closing value on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Underlying closing values on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.

Strike Value: The relevant terms supplement may specify a starting value, which we refer to as the "Strike Value," other than the Initial Underlying Value to be used for calculating the Underlying Return and the amount payable at maturity, if any. For example, the relevant terms supplement may specify that a Strike Value equal to 95% of the Initial Underlying Value will be used to calculate the Underlying Return.

Underlying closing value: Unless otherwise specified in the relevant terms supplement, the value of the Underlying or any Successor Underlying or alternative calculation of the Underlying described under General Terms of Notes — Discontinuation of the Underlying; Alteration of Method of Calculation" at the time of daily final publication for the Underlying or Successor Underlying, as applicable.

Initial Averaging Dates: As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date."

Underlying Valuation Date(s): The Ending Underlying Value will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Underlying Valuation Dates in this product supplement. Any Underlying Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date."

Maturity Date: As specified in the relevant terms supplement. The maturity date of the notes is subject to the impact of certain market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes) and as described under "Description of Notes — Payment at Maturity" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 179-A-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 179-A-I and with respect to JPMorgan Chase & Co. This product supplement no. 179-A-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 179-A-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 179-A-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 179-A-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 179-A-I, the relevant terms supplement, the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 179-A-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of Return Notes Linked to a J.P. Morgan Contag Conditional Index.

General

The Return Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the J.P. Morgan Contag Conditional Full Energy Excess Return Index (the "Full Energy Contag Conditional Index") or the J.P. Morgan Contag Conditional Light Energy Excess Return Index (the "Light Energy Contag Conditional Index" and, together with the Full Energy Contag Conditional Index, each a "Contag Conditional Index"). The relevant terms supplement will specify the Contag Conditional Index to which the Return Notes are linked (such index, the "Underlying").

The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes do not pay interest and do not guarantee any return of principal at, or prior to, maturity (other than the Additional Amount, if applicable). Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Underlying calculated in accordance with the formula set forth below, the Additional Amount or the Deduction Amount, as applicable, and whether the notes have a Strike Value.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 179-A-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Underlying Valuation Date is postponed as described below. In addition, the notes are subject to early acceleration under certain circumstances described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Notes with an Additional Amount

Unless otherwise specified in the relevant terms supplement, for notes with an Additional Amount, your return will be linked to the performance of the Underlying *plus* an Additional Amount, as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$$\$1,000 \times (1 + \text{Underlying Return}) + \text{Additional Amount}$$

The "Additional Amount" will be specified in the relevant terms supplement, which may be equal to, but will not be less than, zero.

For notes with an Additional Amount, you will lose some or all of your investment at maturity (other than the Additional Amount) if the Underlying Return is negative.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes), please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Notes with a Deduction Amount

Unless otherwise specified in the relevant terms supplement, for notes with a Deduction Amount, your return will be linked to the performance of the Underlying *minus* a Deduction Amount, as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$$\$1,000 \times (1 + \text{Underlying Return}) - \text{Deduction Amount}$$

The "Deduction Amount" will be specified in the relevant terms supplement, which will be greater than zero.

For notes with a Deduction Amount, you will lose some or all of your investment at maturity if the Underlying Return is negative or if the Underlying does not appreciate sufficiently to offset the negative effect of the Deduction Amount.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes), please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Unless otherwise specified in the relevant terms supplement, the "Underlying Return," as calculated by the Note Calculation Agent, is the percentage change in the Underlying closing value, calculated by comparing the Ending Underlying Value to the Initial Underlying Value (or Strike Value, if applicable). The relevant terms supplement will specify the manner in which the Initial Underlying Value (or Strike Value, if applicable), and the Ending Underlying Value is determined. The Underlying Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Underlying Return} = \frac{\text{Ending Underlying Value} - \text{Initial Underlying Value (or Strike Value, if applicable)}}{\text{Initial Underlying Value (or Strike Value, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, the "Initial Underlying Value" is the Underlying closing value on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Underlying closing values on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

The "Ending Underlying Value" is the Underlying closing value on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Underlying closing values on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.

The relevant terms supplement may specify a starting value, which we refer to as the "Strike Value" other than the Initial Underlying Value to be used for calculating the Underlying Return and the amount payable at maturity, if any. For example, the relevant terms supplement may specify that a Strike Value equal to 95% of the Initial Underlying Value will be used to calculate the Underlying Return.

The "Underlying closing value" on any trading day will equal the value of the Underlying or any Successor Underlying (as defined below) or alternative calculation of the Underlying described under "General Terms of Notes — Discontinuation of the Underlying; Alteration of Method of Calculation" at the time of daily final publication, or close of trading on the relevant exchange or market for the Underlying or Successor Underlying, as applicable.

A "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the Note Calculation Agent, on which the futures contracts underlying the Underlying or the successor index, as applicable, is generally conducted on the relevant exchange.

"Relevant exchange" means any organized exchange or market of trading for any futures contracts the value of which is referenced in any constituent sub-index.

The Initial Averaging Dates, if applicable, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below.

The Underlying Valuation Date(s), which will be either a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Ending Averaging Date, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below.

The maturity date will be specified in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Underlying Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Underlying Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Postponement of a Determination Date

If an Initial Averaging Date or an Underlying Valuation Date, each of which we refer to as a "Determination Date," is not a trading day or if there is a market disruption event on a Determination Date, the Determination Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing; provided that (i) if the calculation agent for the Underlying (the "Underlying Calculation Agent") published a closing value for the Underlying for the Determination Date on the Determination Date but on or prior to such succeeding trading day during which no market disruption event shall have occurred or be continuing retroactively publishes an updated closing value for the Underlying for the Determination Date, the Note Calculation Agent will determine the closing level for the Underlying for the Determination Date using such retroactively updated closing value; (ii) if the Underlying Calculation Agent published a closing value for the Underlying for the Determination Date on the Determination Date and on or prior to such succeeding trading day during which no market disruption event shall have occurred or be continuing does not retroactively publish an updated closing value for the Underlying for the Determination Date, the Note Calculation Agent will determine the closing level for the Underlying for the Determination Date using the originally published closing value; (iii) if the Underlying Calculation Agent did not publish a closing value for the Underlying for the Determination Date on the Determination Date but on or prior to such succeeding trading day during which no market disruption event shall have occurred or be continuing retroactively publishes a closing value for the Underlying for the Determination Date, the Note Calculation Agent will determine the closing level for the Underlying for the Determination Date using such retroactively published closing value; and (iv) if the Underlying Calculation Agent did not publish a closing value for the Underlying for the Determination Date on the Determination Date and on or prior to such succeeding trading day during which no market disruption event shall have occurred or be continuing does not retroactively publish a closing value for the Underlying for the Determination Date, the Note Calculation Agent will determine the closing level for the Underlying for the Determination Date using the closing value of the Underlying published on such succeeding trading day.

Any Determination Date may be postponed as described above up to ten scheduled trading days following the date originally scheduled to be such Determination Date. However, if the tenth scheduled trading day following the date originally scheduled to be a Determination Date is not a trading day or if there is a market disruption event on such tenth scheduled trading day, the Note Calculation Agent will determine the closing level for the Underlying for the Determination Date on the eleventh scheduled trading day following the date originally scheduled to be such Determination Date in accordance with the formula for and method of calculating the closing level for the Underlying last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the relevant contract price (or, if trading in the relevant commodity futures contracts has been materially suspended or materially limited, the Note Calculation Agent's good faith estimate of the relevant contract price that would have prevailed but for such suspension or limitation or non-trading day) on such eleventh scheduled trading day of each commodity futures contract most recently underlying the constituents of the Underlying.

A "scheduled trading day" is, with respect to the futures contracts underlying the Underlying or successor index, as applicable, a day, as determined by the Note Calculation Agent, on which the relevant exchange is scheduled to open for trading for its regular trading session.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes do not pay interest or guarantee any return of principal at, or prior to, maturity (other than the Additional Amount, if applicable). Investing in the notes is not equivalent to investing directly in the Underlying or any of the component sub-indices of the Underlying, any futures contracts underlying the component sub-indices, or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to any of the component sub-indices. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.

Risks relating to the notes generally

The notes do not pay interest or guarantee the return of your investment.

The notes do not pay interest and may not return any of your investment, other than the Additional Amount, if applicable. The amount payable at maturity will reflect the performance of the Underlying *plus* an Additional Amount or *minus* the Deduction Amount, as applicable, and will be determined pursuant to the terms described in this product supplement no. 179-A-I and the relevant terms supplement. For notes with an Additional Amount, if the Ending Underlying Value has decreased as compared to the Initial Underlying Value (or Strike Value, if applicable) you may lose some or all of your investment in the notes at maturity, although in all cases you will receive the Additional Amount at maturity. For notes with a Deduction Amount, if the Ending Underlying Value has decreased as compared to the Initial Underlying Value (or Strike Value, if applicable) or has not increased as compared to the Initial Underlying Value (or Strike Value, if applicable) sufficiently to offset the negative effect of the Deduction Amount, you will lose some or all of your investment in the notes at maturity.

The notes are subject to the credit risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

For notes with a Deduction Amount, the Deduction Amount will reduce your payment at maturity.

For notes with a Deduction Amount, the Deduction Amount will be an amount which will be subtracted from your payment at maturity, unless otherwise specified in the relevant terms supplement. Because the Deduction Amount will reduce your payment at maturity, you will lose some of your investment even if the Ending Underlying Value increases from the Initial Underlying Value (or Strike Value, if applicable) if the Ending Underlying Value does not increase sufficiently to offset the negative effect of the Deduction Amount.

There may be potential conflicts between your interests and those of JPMorgan Chase & Co., the Underlying Calculation Agent, the Contag Beta Calculation Agent and other affiliates of ours.

We and our affiliates play a variety of roles in connection with the notes linked to the Underlying, including acting as Underlying Calculation Agent, acting as Contag Beta Calculation Agent and hedging our obligations under such notes. In performing these duties, the economic interests of the Underlying Calculation Agent, the Contag Beta Calculation Agent and other affiliates of ours would be potentially adverse to your interests as an investor in such notes. Additionally, we and our affiliates may from time to time develop other indices or products that may take positions which are contrary to your economic interests. See also "— We or our affiliates may have adverse economic interests to the holders of the notes."

Owning the notes is not the same as investing directly in the relevant Long Constituent and Short Constituent, if applicable (including taking a short position in the Short Constituent), or the exchange-traded futures contracts underlying such Long Constituent and Short Constituent, if applicable (including taking a short position in the futures contracts underlying the Short Constituent).

The return on your notes will not reflect the return you would realize if you actually invested directly in the exchange-traded futures contracts underlying the relevant Long Constituent and Short Constituent, if applicable (including taking a short position in the futures contracts underlying the Short Constituent). Each Contag Conditional Index's synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any exchange-traded futures contracts, commodities or interests in the relevant Long Constituent and Short Constituent, if applicable. Furthermore, each Contag Conditional Index's synthetic portfolio is subject to monthly rebalancing and, with respect to each Contag Conditional Index, the deduction of an adjustment factor equivalent to 0.96% per year, calculated and deducted daily, that will reduce its value relative to the net value of the Constituents.

The Ending Underlying Value may be less than the Underlying closing value at the maturity date or at other times during the term of the notes.

Because the Ending Underlying Value will be calculated based on the Underlying closing value on one or more Underlying Valuation Dates near the end of the term of the notes, the Underlying closing value at the maturity date or at various other times during the term of the notes, including dates near the Underlying Valuation Date(s), could be higher than the Ending Underlying Value. This difference could be particularly large if there is a significant increase in the level of the Underlying after the final Underlying Valuation Date but prior to the maturity date, or if there is a decrease in the level of the Underlying around the time of the Underlying Valuation Date(s) or if there is significant volatility in the Underlying Closing Value during the term of the notes (especially on dates near the Underlying Valuation Date(s)). For example, when the Underlying Valuation Date for the notes is near the end of the term of the notes, then if the Underlying values increase or remain relatively constant during the initial term of the notes and then decrease below the Initial Underlying Value (or Strike Value, if applicable), the Ending Underlying Value may be significantly less than if it were calculated on a date earlier than the Underlying Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in the Underlying, in the Constituents or in the commodities futures contracts underlying the Constituents.

The value of the Initial Underlying Value may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Initial Underlying Value may be determined based on the arithmetic average of the Underlying closing values on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Initial Underlying Value for the Underlying may not be determined, and you may therefore not know the value of such Initial Underlying Value, until after the issue date. Similarly, the global note certificate representing the notes, which will be deposited with DTC on the issue date as described under "General Terms of Notes—Book Entry Only Issuance—The Depository Trust Company," will not set forth the value of the Initial Underlying Value for the Underlying. If there are any increases in the Underlying closing values on the Initial Averaging Dates that occur after the issue date and such increases result in the Initial Underlying Value being higher than the Underlying closing value on the issue date, this may establish a higher value that the Underlying must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity (other than the Additional Amount).

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc., or JPMSI, may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If at any time JPMSI or another Agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Underlying has appreciated since the pricing date or Initial Averaging Dates, as applicable. The potential returns described in any terms supplement assume that your notes are held to maturity.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Underlying and interest rates on any day will affect the value of such notes more than any other single factor. However, you should not expect the value of such notes in the secondary market to vary in proportion to changes in the level of the Underlying. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the Underlying and the Constituents;
- the time to maturity of the notes;
- the market price of the physical commodities upon which the futures contracts that compose the Constituents are based;
- interest and yield rates in the market generally as well as in the markets of the futures contracts underlying the Constituents;
- economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the value of the commodity futures contracts underlying the Constituents or markets generally and thus the levels of the Constituents and the level of the Underlying; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

You cannot predict the future performance of the Underlying based on its historical performance. The level of the Underlying may decrease such that you may not receive any return of your investment at maturity, although for notes with an Additional Amount, you will still receive the Additional Amount. For notes with an Additional Amount, you may lose some or all of your investment if the Underlying Return is negative, although in all cases you will still receive the Additional Amount. For notes with a Deduction Amount, you will lose some or all of your investment if the Underlying Return is negative or if the Underlying does not appreciate sufficiently to offset the negative effect of the Deduction Amount.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity, if any, will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of such compensation or other transaction costs.

The notes are not regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell any commodities futures contracts or options on futures contracts for your benefit. An investment in the notes thus does not constitute an investment in either futures contracts or options on futures contracts or in a collective investment vehicle that trades in these futures contracts (*i.e.*, the notes will not constitute a direct or indirect investment by you in futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the "CFTC." We are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any non–U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC's or any non–U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

If the level of the Underlying, the relevant Long Constituent or the relevant Short Constituent changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning the Underlying, the relevant Constituents, the futures contracts underlying the Constituents, any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the Underlying or the Constituents. Accordingly, changes in the level of the Underlying, the Long Constituent and/or the Short Constituent may not result in a comparable change in the market value of the notes. It is possible for the level of the Underlying and the Long Constituent to increase moderately, or for the level of the Short Constituent to decrease moderately, while the value of the notes declines.

Increases in the level of the relevant Long Constituent may be moderated, or more than offset, by increases in the level of the relevant Short Constituent.

The notes are linked to the level of the Underlying, which is calculated by reference to the net return of long exposure to the relevant Long Constituent and, subject to the Long-Short Signal, short exposure to the relevant Short Constituent. Although the Constituents are comprised of futures contracts on commodities, the methodology behind, and calculation of, such Constituents, including the particular futures contracts included in the calculation of their value, are different. The Long Constituents are calculated pursuant to the proprietary rules for such index developed by J.P. Morgan Securities Ltd, and the Short Constituents are calculated in accordance with the rules developed by Standard & Poor's. Price movements between the particular futures contracts underlying any Constituent may not correlate with each other. At a time when the value of the futures contracts underlying the Short Constituent increases, the value of the futures contracts underlying the Long Constituent may not increase as much or may decline. Increases in the level of the relevant Long Constituent may be moderated, or more than offset, by increases in the level of the relevant Short Constituent, which would have an adverse affect on the level of the Underlying and accordingly, your payment at maturity, if any.

We or our affiliates may have adverse economic interests to the holders of the notes.

JPMSI and other affiliates of ours trade the futures contracts underlying the Constituents, options on such futures contracts, the individual commodities on which such futures contracts are based and other financial instruments related to the Underlying, Long Constituent and Short Constituent, as applicable, on a regular basis, for their accounts and for other accounts under their management. JPMSI and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to the Underlying, the Constituents or any of the underlying futures contracts. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the price of commodity futures contracts underlying the Constituents and, accordingly, could affect the level of the Underlying, the value of the notes and the amount payable to you at maturity, if any.

We or our affiliates may currently or from time to time engage in trading activities related to the futures contracts underlying such Constituents. We or one or more of our affiliates may also publish research reports, or otherwise express views, with respect to such investments or regarding expected movements in the Underlying, the Constituents or the price of the futures contracts underlying such Constituents. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to such activities or future price movements of the Underlying, the Constituents or such related futures contracts.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the price or level, as applicable, of the Underlying, the Constituents or such related futures contracts. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMSI, one of our affiliates, will act as the Note Calculation Agent. The Note Calculation Agent will determine, among other things, the Initial Underlying Value, the Ending Underlying Value, the Underlying Return, whether there has been a market disruption event or a discontinuance of the Underlying, and whether there has been a material change in the method of calculating the Underlying value. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMSI, as the Note Calculation Agent, is entitled to exercise discretion.

Our Affiliate, J.P. Morgan Securities Ltd., or JPMSL, is the Underlying Calculation Agent and the Contag Beta Calculation Agent and may adjust the Underlying and the Long Constituents in a way that affects their respective levels.

JPMSL, one of our affiliates, acts as the index calculation agent and sponsor of the Underlying and the Long Constituents and is responsible for calculating and maintaining the Underlying and the Long Constituents and developing the guidelines and policies governing their composition and calculation. The rules governing the Underlying and the Long Constituents may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in specific instances, such as the right to substitute another index as a Long Constituent or the right to substitute or exclude a futures contract included in a Long Constituent. Unlike other indices, the maintenance of the Underlying and the Long Constituents are not governed by an independent committee. Although judgments, policies and determinations concerning the Underlying and the Long Constituents are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.

In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Underlying and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the relevant Long Constituent in the Underlying is not an investment recommendation by us or JPMSL of such Long Constituent, or any of the securities, futures contracts or other assets underlying such Long Constituent.

Market disruptions may adversely affect your return.

The Note Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Underlying closing value on any Underlying Valuation Date or any Initial Averaging Date, if applicable, and calculating the amount that we are required to pay to you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole or the termination or suspension of, or material limitation or disruption in the trading of any commodity futures contract included in one or more of the constituent sub-indices. If the Note Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Underlying Valuation Dates and the maturity date will be postponed and your return will be adversely affected. In addition, if we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes, we have the right, but not the obligation, to accelerate the payment on your notes and pay you an amount determined in good faith in a commercially reasonable manner by the Note Calculation Agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. See "Description of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. The IRS might not accept, and a court might not uphold, the characterization and tax treatment of the notes described in "Certain U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 179-A-I and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Risks relating to the Underlying

Historical performance of the Underlying or the Constituents should not be taken as an indication of their future performance during the terms of the notes.

The actual performance of the Underlying and the Constituents over the term of the notes may bear little relation to their historical performance. As a result, it is impossible to predict whether the level of the Underlying will rise or fall or your payment at maturity, if any.

The commodity futures contracts underlying the Constituents are subject to legal and regulatory regimes that may change in ways that could affect our ability to hedge our obligations under the notes and/or could lead to the early acceleration of your notes.

Futures contracts and options on futures contracts markets, including those future contracts related to the Constituents, are subject to extensive statutes, regulations, and margin requirements. The CFTC and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices which may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effects of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to the interests of noteholders.

For example, the CFTC has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation, which could result in regulatory changes that may affect our ability to hedge our obligations under the notes.

In addition, upon the occurrence of legal or regulatory changes (including changes in interpreting current law) that the Note Calculation Agent determines have interfered with our or our affiliates' ability to hedge our obligations under the notes, or if for any other reason we or our affiliates are unable to enter into or maintain hedge positions the Note Calculation Agent deems necessary to hedge our obligations under the notes, we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the Note Calculation Agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. See "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

The commodity futures contracts underlying the Constituents are subject to legal and regulatory regimes that may change in ways that could result in the Contag Beta Calculation Agent making changes to the Long Constituents or could result in the Underlying Calculation Agent modifying the rules governing the Underlying, either of which would impact the level of the Underlying and therefore, your payment at maturity, if any.

Changes to the legal or regulatory regimes applicable to the commodity futures contracts that underlie the Long Constituents may result in the Contag Beta Calculation Agent exercising its discretionary right under the rules governing the Long Constituents to exclude or substitute any futures contract underlying, or substitute for a commodity the futures contracts of which underlie, the relevant Long Constituent, which may, in turn, have a negative effect on the level of the Underlying and your payment at maturity. The exclusion or substitution of futures contracts or commodity as described above could also affect the diversity of the Underlying. For example, a substitute futures contract may have a lower level of backwardation than the original futures contract or the value of the substitute commodity could be more correlated with the value of other commodities the futures contracts of which underlie the Long Constituents.

In addition, changes to the legal or regulatory regimes applicable to the commodity futures contracts that underlie the Constituents, could also result in the Underlying Calculation Agent modifying the rules governing the Underlying or cancelling the Underlying, which could, in turn, have an adverse effect on your payment at maturity, if any.

The Contag Conditional Indices do not represent fully diversified portfolios, are not representative of a pure commodities allocation and are not designed to replicate or track commodities markets generally, the Constituents, or any or all of the futures contracts underlying such Constituents.

The Contag Conditional Indices seek to reflect a long-short synthetic exposure to commodities by reference to either the return of an excess return commodity index or the net return of two excess return commodity indices, depending on the performance of an equally weighted basket of the 24 S&P GSCI™ single commodity sub-indices. However, their performance will not reflect the underlying performance of the commodities markets as a whole. In addition, the Long Constituents seek to reflect a notional basket containing certain futures contracts that display the highest degree of backwardation. The Contag Conditional Indices are not designed to replicate or track commodities markets generally, the Constituents, or any or all of the futures contracts underlying such Constituents. For any given period, the commodities markets, the Constituents or any or all of the futures contracts underlying such Constituents may have positive or significantly positive performance, and the Contag Conditional Indices may have negative or significantly negative performance, in absolute terms or relative to the commodities markets or to the relevant Constituents. An increase in the value of any commodity will not necessarily result in an increase in the level of any Contag Conditional Index. In addition, while diversification is generally considered to reduce the amount of risk associated with generating returns, there can be no assurance that any Contag Conditional Index will be sufficiently diversified at any time to reduce or minimize such risks to any extent.

The Underlying comprises notional assets.

The exposures to the Constituents (and their underlying futures contracts) are purely notional and will exist solely in the records maintained by or on behalf of the Underlying Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the futures contracts underlying the Constituents.

The Contag Conditional Indices may not be successful and may not outperform any alternative strategy that might be employed with respect to the Constituents.

The Contag Conditional Indices follow a proprietary strategy that operates on the basis on pre-determined rules. No assurance can be given that the investment strategy on which the Contag Conditional Indices are based will be successful or that the Contag Conditional Indices will outperform any alternative strategy that might be employed with respect to the Constituents.

An investment in the notes carries the risks associated with the methodology used to calculate the Long Constituents.

The Long Constituents, also referred to as the Contag Beta Indices, are constructed, in part, using a rules-based methodology which uses, along with other criteria, the slope of the commodities futures curve in order to select a particular futures contract for each eligible commodity in which to synthetically gain exposure (the "Selection Methodology"). The futures contract with the highest level of "backwardation" is selected for each eligible commodity (each, a "Contag Contract"), subject to certain limitations. "Backwardation" refers to the situation where commodities futures contracts with a delivery month further away in time have lower settlement prices than futures contracts with a delivery month closer in time. If there is no futures contract for one or more eligible commodities with backwardation, the Selection Methodology will select the futures contract with the lowest level of contango for any such commodities. "Contango" refers to the situation where the futures contracts for a commodity with a delivery month further in time have higher contract prices than futures contracts for the same commodity with a delivery month closer in time.

As the futures contracts approach expiration, they are replaced by futures contracts that have a later expiration in a process referred to as "rolling." Assuming the commodities futures market is in backwardation, the sale of contracts due for delivery in a nearer delivery month would take place at a price that is higher than the price of contracts that are due for delivery in a later delivery month, creating a yield referred to as a "roll yield." By capturing the synthetic return of a notional basket of futures contracts selected by the Selection Methodology, the Long Constituents seek to capitalize on such "roll yield" and on the fact that contracts with backwardation tend to appreciate as they roll to months nearer in time. However, there is no guarantee that the commodities futures market will be, and continue to be, in backwardation throughout the term of the notes. While many of the contracts eligible for inclusion in the Long Constituents historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. The presence of "contango" in the commodity markets (*i.e.*, where the prices for the relevant futures contracts included in the Long Constituents are higher in the distant delivery month than in the nearer delivery month) could result in negative "roll yields." Such contracts may also depreciate as they approach expiration. The Long Constituents may perform poorly in such markets and accordingly, the level of the Underlying and your payout at maturity, if any, may be adversely affected.

In addition, the Long Constituents are synthetically exposed to the futures contracts selected as the Contag Contracts by the Selection Methodology and such futures contracts may, in general, be deferred futures contracts (*i.e.*, those contracts having a delivery month further dated than the futures contract with the nearest delivery month). It is generally expected that such deferred futures contracts may have less liquidity than the near-month futures contracts (those being the nearest-to-deliver) with respect to the same commodities. Deferred futures contracts may also be less well correlated with the spot market (physical) prices of the relevant commodities and exhibit different levels of volatility. Accordingly, the Long Constituents (and therefore, the Underlying) may not perform as well as an index linked to the spot prices of the relevant commodities.

No assurance can be given that the investment strategy on which the Long Constituents or the Contag Conditional Indices are based will be successful or that the Long Constituents or Contag Conditional Indices will outperform any alternative strategy that might be employed.

The Contag Conditional Indices have limited operating histories and may perform in unanticipated ways.

The Contag Conditional Indices were established on May 29, 2009 and therefore have limited historical performance. Any back-testing or similar analysis in respect of any Contag Conditional Index must be considered illustrative only and may be based on estimates or assumptions not used by the Note Calculation Agent when determining the future values of such index. Past performance should not be considered indicative of future performance.

The reported level of each of the Contag Conditional Indices will include the deduction of an adjustment factor.

One way in which the Full Energy Contag Conditional Index and the Light Energy Contag Conditional Index differ from a typical index is that their daily reported level includes a deduction from the aggregate value of an adjustment factor assessed at an annual rate of 0.96%. This adjustment factor is deducted daily and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the value of such indices will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amount is deducted.

Commodity prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the Contag Conditional Indices.

Market prices of the commodity options futures contracts underlying the Constituents tend to be highly volatile and may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; governmental programs and policies, national and international monetary, trade, political and economic events, wars and acts of terror, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. The price volatility of each commodity also affects the value of the futures and forward contracts related to that commodity and therefore its price at any such time. The price of any one commodity may be correlated to a greater or lesser degree with any other commodity and factors affecting the general supply and demand as well as the prices of other commodities may affect the particular commodity in question. In respect of commodities in the energy sector, due to the significant level of its continuous consumption, limited reserves, and oil cartel controls, energy prices are subject to rapid price increases in the event of perceived or actual shortages. The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Many commodities are also highly cyclical. These factors, some of which are specific to the nature of each such commodity, may affect the level of the Constituents and the level of the Contag Conditional Indices in varying ways, and different factors may cause the value of different commodities futures contracts included in the Constituents to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Contag Conditional Indices.

The Contag Conditional Indices provide one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.

Suspension or disruptions of market trading in the commodity and related options futures markets may adversely affect the level of the Constituents and therefore, the level of the Underlying and the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Constituents and, therefore, the level of the Underlying and the value of the notes.

Index calculation disruption events may require an adjustment to the calculation of one or more Constituents.

At any time during the term of the notes, the daily calculation of a Constituent may be adjusted in the event that JPMSL, with respect to the Long Constituents, or Standard & Poor's, with respect to the Short Constituents, as the case may be, determines that any of the following index calculation disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract used in the calculation of such Constituent on that day; the settlement price of any exchange-traded futures contract used in the calculation of such Constituent reflects the maximum permitted price change from the previous day's settlement price; or the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of such Constituent. Any such index calculation disruption events may have an impact on the level of such Constituent.

The Constituents may be subject to pronounced risks of pricing volatility.

As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these contracts are rolled forward every month. Contracts based on certain other commodities, most notably agricultural and livestock products, tend to have only a few contract months each year that trade with substantial liquidity. Thus, these commodities, with related futures contracts that expire infrequently, roll forward less frequently than every month, and can have further pronounced pricing volatility during extended periods of low liquidity. The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities. In respect of sub-indices that represent energy, it should be noted that due to the significant level of continuous consumption, limited reserves, and oil cartel controls, energy commodities are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the performance of the Constituents and therefore, the level of the Underlying and your payout at maturity, if any.

Changes in the composition and valuation of the Short Constituents may adversely affect the level of the Underlying and/or the payment at maturity of the notes.

The S&P GSCI™ Excess Return Index and the S&P GSCI™ Light Energy Index Excess Return constitute the Short Constituents. The composition of each Short Constituent may change over time, as additional futures contracts satisfy the eligibility criteria of such Short Constituent or futures contracts currently included in such Short Constituent fail to satisfy such criteria. Those changes could impact the composition and valuation of the Short Constituents. In addition, Standard & Poor's, a division of The McGraw-Hill Companies ("S&P"), in consultation with its Index Advisory Panel, may modify the methodology for determining the composition and weighting of the Short Constituents. A number of modifications to the methodology for determining the contracts to be included in each Short Constituent, and for valuing each Short Constituent, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the market value and/or the payment at maturity for the notes.

We and our affiliates have no affiliation with S&P, the sponsor of the Short Constituents, and are not responsible for its public disclosure of information.

We and our affiliates are not affiliated with S&P in any way (except for arrangements discussed below in "Background on the Short Constituents — The S&P GSCI^{TM} Excess Return and the S&P GSCI^{TM} Light Energy Index Excess Return — License Agreement with Standard & Poor's") and have no ability to control S&P, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Short Constituent. The S&P is under no obligation to continue to calculate the Short Constituents and is not required to calculate any successor index. If S&P discontinues or suspends the calculation of any Short Constituent, it may become difficult to determine the market value of the notes or the amount payable at maturity. The Underlying Calculation Agent may continue to calculate the level of the relevant Short Constituent using the latest available specified inputs at the time such Short Constituent was cancelled or make such adjustments that the Underlying Calculation Agent determines to be appropriate to any variable, calculation, methodology, valuation, terms or any other rule in relation to the relevant Contag Conditional Index to account for such calculation.

S&P may be required to replace a contract underlying the Short Constituent if the existing futures contract is terminated or replaced.

A futures contract known as a "Designated Contract" has been selected as the reference contract for the underlying physical commodity included in the Short Constituent. Data concerning this Designated Contract will be used to calculate the Short Constituent. The termination or replacement of a futures contract on an established exchange occurs infrequently; however, if one or more Designated Contracts were to be terminated or replaced by an exchange, a comparable futures contract would be selected, if available, to replace each such Designated Contract. The termination or replacement of any Designated Contract may have an impact on the level of the Short Constituent. Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Underlying and therefore, the value of your notes.

S&P may add new, or substitute for existing, commodities in the S&P GSCI^{TM} Index or the S&P GSCI^{TM} Light Energy Index, which would affect the calculation and composition of the Long Constituents.

In the event that a Designated Contract is added to the calculation of either the S&P GSCI^{TM} Index or the S&P GSCI^{TM} Light Energy Index that is not currently in the set of eligible commodities for the Long Constituents, such Designated Contract will be added as an eligible commodity for purposes of calculating the relevant Long Constituent. S&P may also substitute for an existing commodity, which would also result in a change to the set of eligible commodities for the Long Constituents. The addition of a new eligible commodity, or the substitution for an existing commodity, could adversely affect the level of the Long Constituents, the Underlying and therefore, the value of your notes.

S&P has no obligation to consider your interests.

S&P is responsible for calculating and maintaining the Short Constituents and certain other indices that affect the method of calculating the level of the Long Constituents. S&P can make methodological changes that could change the value of such indices at any time and it has no obligation to consider your interests. S&P may discontinue or suspend calculation or dissemination of any of the indices that it maintains. If one or more of these events occurs, the calculation of the payment at maturity will be adjusted to reflect such event or events. See "Background on the Long Constituents — Modifications to, or Cancellation of, the S&P GSCI Family-Index" and "Background on the Short Constituents — The S&P GSCI™ Excess Return and the S&P GSCI™ Light Energy Index Excess Return." Consequently, any of these actions could adversely affect market value and/or payment at maturity of the notes. S&P has no obligation to consider your interests in calculating or revising the methodology of its indices.

The Underlying Calculation Agent has discretion in relation to the Contag Conditional Indices and is under no obligation to consider your interests as holder of the notes.

The Underlying Calculation Agent has responsibility for calculating and publishing the Contag Conditional Index values. It is entitled to exercise discretion in relation to the Contag Conditional Indices, including but not limited to, the determination of the values to be used in the event of market disruptions that affect its ability to calculate and publish the strategy and the interpretation of rules governing the Contag Conditional Indices. In addition, the Underlying Calculation Agent has discretion, acting in good faith and in a commercially reasonable manner, to include, exclude or substitute any Constituent upon a change in law or otherwise where it considers it reasonably necessary to do so to reflect the intention of the Contag Conditional Indices and to make such adjustments or to amend the rules governing the Contag Conditional Indices to account for any modification or material change in the method of maintaining any Constituent. Although the Underlying Calculation Agent will make all determinations and take all action in relation to the Contag Conditional Indices acting in good faith, it should be noted that such discretion could have an impact, positive or negative, on the levels of the Contag Conditional Indices. The Underlying Calculation Agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

Because the Underlying may include notional short positions, the Underlying may be subject to additional risks.

The Underlying will employ a technique generally known as "long-short" strategy in certain instances, depending on the Conditional Long-Short Signal. When a long-short strategy is employed, the Underlying will have synthetic long exposure to the relevant Long Constituent and synthetic short exposure to the relevant Short Constituent. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. Although the minimum payment at maturity is $0 (or the Additional Amount, if applicable), it is possible that the relevant Short Constituent may appreciate substantially with an adverse impact on the level of the Underlying and your notes.

The notes are linked to an excess return index and not a total return index.

The notes are linked to an excess return index and not a total return index. Each of the Contag Conditional Indices is an excess return index intended to track the performance of up to two excess return commodity indices. The return from investing in futures contracts derives from three sources: (a) changes in the price of the relevant futures contracts (which is known as the "price return"); (b) any profit or loss realized when rolling the relevant futures contracts (which is known as the "roll return"); and (c) any interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts (which is known as the "collateral return").

Each Constituent is an excess return index that measures the returns accrued from investing in uncollateralized futures contracts (*i.e.,* the sum of the price return and the roll return associated with an investment in futures contracts). By contrast, a total return index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. (*i.e.*, the collateral return associated with an investment in futures contracts). Investing in the notes will therefore not generate the same return as one would obtain from investing directly in the relevant futures contracts or in a total return index related to such future contracts.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties.

Unless otherwise specified in the relevant terms supplement, each agent's commissions will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in instruments the value of which is derived from a Contag Conditional Index or from the Constituents, or positions in options or futures contracts underlying such Constituents, or positions in related options or futures contracts. While we cannot predict an outcome, such hedging activity or other hedging or investment activities of ours could potentially increase the level of the Long Constituent included in a Contag Conditional Index or decrease the level of the Short Constituent included in a Contag Conditional Index, and therefore effectively lower the return on your investment or result in an increased loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the instruments described above. Although we have no reason to believe that any of these activities will have a material impact on the price of commodity futures contracts that determine the level of the Constituents, or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparties may take in connection with our hedging activity.

THE J.P. MORGAN CONTAG CONDITIONAL INDICES

General

The J.P. Morgan Contag Conditional Full Energy Excess Return Index (the "Full Energy Contag Conditional Index") and the J.P. Morgan Contag Conditional Light Energy Excess Return Index (the "Light Energy Contag Conditional Index") were developed and are maintained and calculated by J.P. Morgan Securities Ltd. (which we refer to as "JPMSL"). We refer to each of the Full Energy Contag Conditional Index and the Light Energy Contag Conditional Index as an "Underlying" or a "Contag Conditional Index." Each Contag Conditional Index is a notional rules-based proprietary commodity index of JPMSL, reflecting a synthetic long exposure to the relevant Long Constituent, and if the Conditional Long-Short Signal is Long-Short, a synthetic short exposure to the relevant Short Constituent. For the Full Energy Contag Conditional Index, the Long Constituent is the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index and the Short Constituent is the S&P GSCI™ Excess Return. For the Light Energy Contag Conditional Index, the Long Constituent is the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index and the Short Constituent is the S&P GSCI™ Light Energy Index Excess Return. We refer to the Long Constituent and the Short Constituent for each Contag Conditional Index as the "Constituents."

The description of the strategy and methodology underlying the Contag Conditional Indices included in this product supplement is based on rules formulated by JPMSL (which we refer to as the "Contag Conditional Rules") and is qualified by the full text of the Contag Conditional Rules. The Contag Conditional Rules, and not this description, will govern the calculation and constitution of the Contag Conditional Indices and other decisions and actions related to their maintenance. The Contag Conditional Rules in effect as of the date of this product supplement are attached as Annex A to this product supplement. The Contag Conditional Rules are the intellectual property of JPMSL, and JPMSL reserves all rights with respect to its ownership of the Contag Conditional Indices. The Contag Conditional Indices were created on May 29, 2009 and therefore have limited historical performance.

Each Contag Conditional Index is an excess return index that is intended to capture the return of a synthetic long exposure to the relevant Long Constituent and, if the Conditional Long-Short Signal is Long-Short, a synthetic short exposure to the relevant Short Constituent. The Conditional Long-Short Signal will be "Long-Only" if the performance of an equally weighted basket of the 24 S&P GSCI™ single commodity sub-indices corresponding to the 24 commodities included in the S&P GSCI™ Excess Return as of January 2009 over the 12 months prior to the applicable observation date is positive and such positive performance is deemed to be consistent under the Equally Weighted Basket Consistency Test described below, and in all other cases, the Conditional Long-Short Signal will be "Long-Short."

The Contag Conditional Indices are rebalanced monthly on the Rebalancing Date, which is the first day of each calendar month on which the NYSE Euronext is scheduled to be open for its regular trading session. We refer to each day on which the NYSE Euronext is scheduled to be open for its regular trading session as a "Dealing Day." The Conditional Long-Short Signal determines, for each month, whether the relevant Contag Conditional Index will be in (a) "Alpha Mode," which means that the Conditional Long-Short Signal is Long-Short and the relevant Contag Conditional Index will attempt to capture, for the relevant period, synthetic long exposure to the relevant Long Constituent and synthetic short exposure to the relevant Short Constituent or (b) "Beta Mode," which means that the Conditional Long-Short Signal is Long-Only and the relevant Contag Conditional Index will attempt to capture, for the relevant period, synthetic long exposure to the Long Constituent only. Each Contag Conditional Index will benefit from a positive return in the relevant Long Constituent when the level of such Long Constituent increases and, if such Contag Conditional Index is in Alpha Mode, will benefit from a negative return in the relevant Short Constituent when the level of such Short Constituent decreases. Conversely, each Contag Conditional Index will suffer from a negative return in the relevant Long Constituent when the level of such Long Constituent decreases and, if such Contag Conditional Index is in Alpha Mode, will suffer from a positive return in the relevant Short Constituent when the level of such Short Constituent increases. As of January 4, 2010, the J.P. Morgan Contag Conditional Full Energy Excess Return Index was in Beta Mode and the J.P. Morgan Contag Conditional Light Energy Excess Return Index was in Beta Mode.

Each Contag Conditional Index is an excess return index because it tracks the return of up to two excess return commodity indices. Each of the Constituents for a Contag Conditional Index is an excess return index that reflects synthetic exposure to uncollateralized positions in the futures contracts underlying such Constituent, including any profit or loss realized when rolling such contracts.

The Long Constituent of each Contag Conditional Index is a notional rules-based proprietary index developed by JPMSL, which is intended to capture the return of the synthetic exposure to a notional basket consisting of 24 commodities (corresponding to the commodities included in the relevant Short Constituent), each represented by a commodity futures contract selected by a methodology developed by JPMSL, which we refer to as the "Selection Methodology." The Selection Methodology uses, along other critiera, the slope of the futures curve for each eligible commodity to select the futures contract for each eligible commodity with the highest level of backwardation (subject to certain limitations). "Backwardation" refers to the situation where the futures contracts for a commodity with a delivery month further in time have lower contract prices than futures contracts for the same commodity with a delivery month closer in time. If there is no futures contract for one or more eligible commodities with backwardation, the Selection Methodology will select the futures contract with the lowest level of contango for any such commodities. "Contango" refers to the situation where the futures contracts for a commodity with a delivery month further in time have higher contract prices than futures contracts for the same commodity with a delivery month closer in time. The weightings of the commodities the futures contracts of which underlie each of the Long Constituents are determined, on an annual basis, by reference to the contract production weights calculated by Standard & Poor's for the S&P GSCI™ Excess Return.

Each Long Constituent and the Selection Methodology are described in further detail in "*Background on the Long Constituents —The J.P. Morgan Contag Beta Indices*."

The Short Constituent of each Contag Conditional Index is the excess return version of an S&P GSCI™ index (either the S&P GSCI™ Excess Return or the S&P GSCI™ Light Energy Index Excess Return), which is published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as "S&P." The S&P GSCI™ Excess Return is an excess return index on a world production-weighted basket of principal nonfinancial commodities (*i.e.*, physical commodities) that satisfy specified criteria. The S&P GSCI™ Light Energy Index Excess Return is a version of the S&P GSCI™ Excess Return that reflects lower exposure to the energy sector by dividing the contract production weights of each relevant energy contract by a factor equal to four (4), as of the date of this product supplement. Each Short Constituent is described in further detail in "*Background on the Short Constituents —The S&P GSCI™ Excess Return and the S&P GSCI™ Light Energy Index Excess Return*."

Each Contag Conditional Index is described as a "notional" or "synthetic" portfolio or basket because its reported value does not represent the value of any actual assets held by any person and there is no actual portfolio of assets in which any person has any ownership interest. The level of each Contag Conditional Index at any point is the return of the hypothetical uncollateralized portfolio of the Constituents. In addition, the value for each Contag Conditional Index at any point is adjusted by an adjustment factor (the "Replication Adjustment Factor") equivalent to 0.96% per year, calculated and deducted daily. Each Contag Conditional Index had an initial level of 100 as of December 30, 1994.

Summary of Features

A summary of certain features for each Contag Conditional Index are set forth in the table below:

Contag Conditional Index Name	Contag Conditional Index Ticker	Long Constituent and Ticker	Short Constituent and Ticker	Adjustment Factor	Rebalancing Date	Roll Period for Long Constituent
J.P. Morgan Contag Conditional Full Energy Excess Return Index	JCTBCFEE	J.P. Morgan Contag Beta Full Energy Class A Excess Return Index (JCTABFEE)	S&P GSCI™ Excess Return (SPGCCIP)	0.96% per year	first Dealing Day of each month	10 days
J.P. Morgan Contag Conditional Light Energy Excess Return Index	JCTBCLEE	J.P. Morgan Contag Beta Light Energy Class A Excess Return Index (JCTABLEE)	S&P GSCI™ Light Energy Index Excess Return (SPGCLEP)	0.96% per year	first Dealing Day of each month	10 days

Calculation and Publication of the Contag Conditional Index Level

JPMSL, or any affiliate or subsidiary designated by it, will act as calculation agent for the Contag Conditional Indices (the "Underlying Calculation Agent"). Subject to the occurrence or existence of a Market Disruption Event affecting a Constituent or a futures contract underlying such Constituent, the Underlying Calculation Agent will calculate and publish the value (the "Index Level") of each Contag Conditional Index on each Dealing Day, reported to four (4) decimal places, on the Bloomberg ticker page identified for the relevant Contag Conditional Index in the table above.

"Eligible Commodity" means each commodity listed in *Table 1: Eligible Commodities* under "*Background on the Long Constituents — The J.P. Morgan Contag Beta Indices — The Selection Methodology.*"

Index Rebalancing

Subject to the occurrence of a Market Disruption Event, the Contag Conditional Index will be rebalanced on the first Dealing Day of each calendar month (each such day, a "Rebalancing Date") to adjust the synthetic exposure of the Contag Conditional Index to account for the performance of the Long Constituent (and, if the Conditional Long-Short Signal is Long-Short, the performance of the Short Constituent) since the immediately preceding Rebalancing Date.

The Conditional Long-Short Signal

The Conditional Long-Short Signal determines whether the relevant Contag Conditional Index will be in Alpha Mode or Beta Mode for the relevant month, based on the performance of a synthetic, equally-weighted basket (which we refer to as the "Equally Weighted Basket") of the 24 S&P GSCI™ single commodity sub-indices corresponding to the 24 commodities included in the S&P GSCI™ Excess Return as of January 2009 (which we refer to as the "Reference Commodity Universe") over a twelve-month period concluding on the Observation Date, which is the last Dealing Day in the month immediately preceding the relevant month of determination. We refer to this twelve-month performance of the Equally Weighted Basket as the "Equally Weighted Basket Performance."

For each relevant month, the Underlying Calculation Agent will evaluate the Conditional Long-Short Signal as either:

(a) Long-Only, if the Equally Weighted Basket Performance is greater than or equal to zero and the Equally Weighted Basket Consistency Test is successfully passed; or

(b) in all other cases, Long-Short.

If the Conditional Long-Short Signal is Long-Only, the relevant Contag Conditional Index will be in Beta Mode for the relevant month and the Contag Conditional Index will have synthetic long exposure to the relevant Long Constituent for such month, and if the Conditional Long-Short Signal is Long-Short, then the relevant Contag Conditional Index will be in Alpha Mode for the relevant month and the Contag Conditional Index will have synthetic long exposure to the relevant Long Constituent and synthetic short exposure to the relevant Short Constituent for such month.

Equally Weighted Basket Performance

The Underlying Calculation Agent will calculate Equally Weighted Basket Performance on each Rebalancing Date in accordance with the following formula:

$$EW(Month_m) = \left[\prod_{h=0}^{11} \left(\frac{1}{24} \cdot \sum_{i=1}^{24} \left(\frac{Level_i(Month_{m-h+1})}{Level_i(Month_{m-h})} \right) \right) \right] - 1$$

where:

$Level_i(Month_{m-h+1})$ is the official closing level, in USD, of the i-th S&P GSCI™ single commodity sub-index in the Reference Commodity Universe at the close of the last Dealing Day of the calendar month h months before the Observation Date. For the avoidance of doubt, the month which is zero months before the Observation Date is the month in which said date occurs;

$Level_i(Month_{m-h})$ is the official closing level, in USD, of the i-th S&P GSCI™ single commodity sub-index in the Reference Commodity Universe at the close of the last Dealing Day of the calendar month h+1 months before the Observation Date; and

$EW(Month_m)$ means the Equally Weighted Basket Performance measured over the twelve month period concluding on the Observation Date.

For example, for the Rebalancing Date that occurs on the first Dealing Day of February (subject to the occurrence of a Market Disruption Event), the Equally Weighted Basket Performance will be calculated by reference to the monthly change in the official closing level of the relevant indices during each of the prior twelve one-month periods (last Dealing Day in January compared to last Dealing Day in the December, last Dealing Day in December compared to last Dealing Day in November, etc.).

Equally Weighted Basket Consistency Test

The Equally Weighted Basket Consistency Test algorithm obtains a measure of performance over the twelve monthly periods preceding the Rebalancing Date of the Equally Weighted Basket. The Equally Weighted Basket Consistency Test algorithm compares the dollar value of the Equally Weighted Basket as of the last Dealing Day of a given calendar month against the corresponding dollar value as of the last Dealing Day of the immediately previous calendar month. This comparison is performed for each of the months in the twelve-month period preceding the Rebalancing Date. Each month in the twelve-month period is assigned a different weight, which (1) if the equally basket performance for that month is positive, will range from 0.4 (for the monthly period occurring one year prior to the Rebalancing Date) to 2.0 (for the most recent month), or (2) in all other cases, will be equal to zero. In this way more recent monthly performances that are positive are attributed relatively greater weight than earlier monthly performances. The Equally Weighted Basket will pass the Equally Weighted Basket Consistency Test if the sum of the weights of the months in which the Equally Weighted Basket attained positive performance is equal to or greater than six.

The Underlying Calculation Agent will calculate the Equally Weighted Basket Consistency in accordance with the following formula:

$$ConsistencyEW(Month_m) = \sum_{h=0}^{h=11} IndicatorEW_i(Month_{m-h+1})$$

where:

$$Indicator\ EW_i(Month_{m-h+1}) = \begin{cases} C_h, & if \quad \frac{1}{24}\sum_{i=1}^{24}\left(\frac{Level_i(Month_{m-h+1})}{Level_i(Month_{m-h})}\right) - 1 > 0; \\ 0, & otherwise \end{cases}$$

where:

$Level_i(Month_{m-h+1})$ and $Level_i(Month_{m-h})$ are defined in section 1(b)(i) above;

C_h is defined by $C_h = A \times e^{-r(h-1)}$;

where:

e means the base of the natural logarithm;

A,r are constants that are calibrated so that: $\frac{C_1}{C_{12}} = 5$ and

$$\sum_{h=1}^{12} C_h = 12,$$

which gives $A = 1.97449$, $r = 0.14631$ to an accuracy of five decimal places.

If $Consistency\ EW(Month_m) \geq 6$, the Equally Weighted Basket Consistency Test will be successfully passed.

The Index Level

The Index Level for the Contag Conditional Index is determined in respect of each Dealing Day, by reference to the Index Level published in respect of the immediately preceding Rebalancing Date and the official closing level, reported in U.S. dollars, of the relevant Constituents on such Dealing Day and such immediately preceding Rebalancing Date. The Index Level for the Contag Conditional Index will be adjusted as a result of a Market Disruption Event as further described under "— Market Disruptions to the Index Level" below.

The Index Level of each Contag Conditional Index on December 30, 1994, the earliest Dealing Day in respect of which the time series of Index Level for each Contag Conditional Index is calculated and published by the Underlying Calculation Agent (the "Initial Index Day") was 100. In respect of each Dealing Day following the Initial Index Day, the Underlying Calculation Agent calculates the Index Level for the Contag Conditional Index in accordance with the following formula:

$$Index(d) = \left[Index(RD_{n-1}) + Index(RD_{n-1}) \times MTDP(d) \right] \times (1 - RAF_d) ;$$

where:

$Index(RD_{n-1})$ means the Index Level on the Rebalancing Date immediately preceding Dealing Day d, rounded to four decimals;

$MTDP(d)$ is the Month-to-Date Performance on Dealing Day d, calculated as described below; and

RAF_d is the Replication Adjustment Factor, calculated as described below.

Month-to-Date Performance

The Month-to-Date Performance is calculated on each Dealing Day and represents the net return of synthetic unleveraged long exposure to the Long Constituent and, subject to the Conditional Long-Short Signal described above, synthetic short exposure to the Short Constituent since the Rebalancing Date immediately preceding such Dealing Day.

The Month-to-Date Performance ("MTDP") is determined by the Underlying Calculation Agent in respect of each Dealing Day d in accordance with the following formula:

$$MTDP(d) = \left(\frac{Level_{Long}(d)}{Level_{Long}(RD_{n-1})} - 1 \right) - ShortWeight(RD_{n-1}) \times \left(\frac{Level_{Short}(d)}{Level_{Short}(RD_{n-1})} - 1 \right) ;$$

where:

$Level_{Long}(d)$ means the official closing level, in USD, of the Long Constituent on Dealing Day d;

$Level_{Short}(d)$ means the official closing level, in USD, of the Short Constituent on Dealing Day d, if applicable; and

$ShortWeight(RD_{n-1})$ means the Short Weight in respect of the Rebalancing Date immediately preceding Dealing Day d ("RD_{n-1}"), determined as described below.

The Short Weight

The weighting given to the synthetic short exposure of the Contag Conditional Index to the relevant Short Constituent as of any Rebalancing Date is referred to as the ("Short Weight"). The Short Weight in respect of the Rebalancing Date falling in any relevant month will be 100% if the relevant Contag Conditional Index is in Alpha Mode for the relevant month and will be 0% if the relevant Contag Conditional Index is in Beta Mode for the relevant month.

The Replication Adjustment Rate

The Index Level for the J.P. Morgan Contag Conditional Full Energy Excess Return Index and the J.P. Morgan Contag Conditional Light Energy Excess Return Index is calculated and published net of an adjustment based on the Replication Adjustment Factor, which is calculated and deducted daily. The Underlying Calculation Agent will calculate the Replication Adjustment Factor as follows:

$$RAF_d = 1 - (1 - RAR)^{\frac{CalendarDays}{360}};$$

where:

RAF_d is the Replication Adjustment Factor;

RAR is a fixed percentage of 0.96% per annum (the "Replication Adjustment Rate"); and

$Calendar\ Days$ is the number of calendar days from, and including, the Rebalancing Date immediately preceding Dealing Day d to, but excluding, Dealing Day d.

Publication of the Index Level

The Underlying Calculation Agent may calculate the Contag Conditional Index values with greater frequency than daily on each Dealing Day and share this calculation with its affiliates for internal purposes.

The Underlying Calculation Agent will be under no obligation to any person to provide the Contag Conditional Index values by any alternative method if publication of the relevant Index Ticker identified in the table above is subject to any delay in or interruptions of publication or any act of God, act of governmental authority, or act of public enemy, or due to war, the outbreak or escalation of hostilities, fire, flood, civil commotion, insurrection, labor difficulty including, without limitation, any strike, other work stoppage, or slow-down, severe or adverse weather conditions, power failure, communications line or other technological failure that may occur or any other event beyond the control of the Underlying Calculation Agent.

The Contag Calculation Agent is under no obligation to continue the calculation, publication and dissemination of any of the Contag Conditional Indices or any Index Level.

Market Disruptions to the Index Level

"Market Disruption Event" means:

(a) in respect of a Constituent and a Dealing Day (such Dealing Day a "Contag Conditional Disrupted Day" in respect of such Constituent), either:

(i) the occurrence or continuation on such Dealing Day of a Market Disruption Event in respect of any Futures Contract (as defined below) entering into the calculation of the closing level of such Constituent; or

(ii) the occurrence of a Non-Publication Event in respect of such Constituent and such Dealing Day;

(b) in respect of a Futures Contract and a Dealing Day (such Dealing Day a "Contag Conditional Disrupted Day" in respect of such Futures Contract), the occurrence of any of the following:

(i) a material limitation, suspension, discontinuation or disruption of trading of such Futures Contract which results in failure by the Relevant Exchange on which such Futures Contract(s) is/are traded to report an official settlement price for such Futures Contract(s);

(ii) a limitation, suspension or disruption of trading of such Futures Contract, by reason of movements exceeding "limit up" or "limit down" levels permitted by the Relevant Exchange and which, in the opinion of the Underlying Calculation Agent, is material to trading volume and market conditions in such Futures Contract on such Dealing Day;

(iii) publication by the Relevant Exchange of a "limit price" as the official settlement price for such Futures Contract (by reason of movements exceeding "limit up" or "limit down" levels permitted by the Relevant Exchange);

(iv) the Relevant Exchange for such Futures Contract not being open for trading during its regular trading session, regardless of whether any such exchange closes prior to its scheduled closing time.

"Non-Publication Event" means, with respect to a Constituent and a Dealing Day, the failure by the Relevant Exchange, any Index Sponsor or other price source to announce publicly or publish the following (or the information necessary for determining the following) with respect to such Dealing Day:

(a) the official settlement price for any relevant Futures Contract; or

(b) the closing level of such Constituent, in either case by 12:00 p.m (London time) on the immediately following Dealing Day,

provided, however, that the occurrence of such an event shall not constitute a "Non-Publication Event" in the case of clause (b) if the Underlying Calculation Agent determines in its sole discretion by 12:00 p.m. (London time) on such immediately following Dealing Day that the information necessary for determining the closing level of the relevant Constituent has been announced publicly or has been published by a Relevant Exchange, the Index Sponsor or other price source, in which case the Underlying Calculation Agent shall determine the official closing level, in USD, of such Constituent in good faith and in a commercially reasonable manner.

"Index Sponsor" means, in respect of any Constituent or S&P GSCI™ single commodity sub-index, the corporation or other entity that (a) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to the Constituent or S&P GSCI™ single commodity sub-index and (b) announces (directly or through an agent) the level of the Constituent or S&P GSCI™ single commodity sub-index on a regular basis.

"Relevant Exchange" means, in respect of an Eligible Commodity, the exchange on which such futures contract is listed, or any successor to such exchange.

If, with respect to any Dealing Day, a Market Disruption Event has occurred on such Dealing Day or the Rebalancing Date immediately preceding such Dealing Day, then the Index Level for such Dealing Day and for each subsequent Dealing Day until such day is not a Contag Conditional Disrupted Day will be equal to the Adjusted Index Level, calculated as follows:

(i)   the Index Level in respect of Dealing Day t shall be equal to the Adjusted Index Level (as defined below) in respect of t and observed as at t ($AdjIndex_t(t)$), calculated and published by the Underlying Calculation Agent where, for the avoidance of doubt, $AdjIndex_t(t)$ is calculated in accordance with the following procedure for calculating $AdjIndex_s(d)$ in the particular case that s is equal to t and d is equal to t; and

(ii)   the Underlying Calculation Agent shall calculate the Adjusted Index Level in respect of t and observed as at each Dealing Day s from and following t, until the first Dealing Day s' for which, in respect of each Futures Contract entering into the calculation of the Index, there has been at least one Dealing Day (from, and including, t to, and including, s') which is not a Contag Conditional Disrupted Day. The Adjusted Index Level in respect of t and observed as at such Dealing Day s' ($AdjIndex_{s'}(t)$) shall be the "Final Adjusted Index Level." It follows from the procedure described below that s' shall occur no later than five Dealing Days following t. For the avoidance of doubt, $AdjIndex_{s'}(t)$, calculated in accordance the following procedure for calculating $AdjIndex_s(d)$ in the particular case that s is equal to s' and d is equal to t,

all, in accordance with the following formula:

$$AdjIndex_s(d) = \left[AdjIndex_s(RD_{n-1}) + AdjIndex_{RD_{n-1}}(RD_{n-1}) \times AdjMTDP_s(d) \right] \times (1 - RAF_d) \; ;$$

where:

$AdjIndex_s(d)$ means the Adjusted Index Level in respect of d observed as at s

$AdjMTDP_s(d)$ means the Adjusted Month-to-Date Performance in respect of Dealing Day d and observed as at Dealing Day s, defined as follows:

$$AdjMTDP_s(d) = \left(\frac{AdjLevel_{Long,s}(d)}{AdjLevel_{Long,s}(RD_{n-1})} - 1 \right) - ShortWeight(RD_{n-1}) \left(\frac{AdjLevel_{Short,s}(d)}{AdjLevel_{Short,s}(RD_{n-1})} - 1 \right);$$

$AdjIndex_s(RD_{n-1})$ means the Adjusted Index Level in respect of RD_{n-1} as observed at Dealing Day s;

$AdjIndex_{RD_{n-1}}(RD_{n-1})$ means the Adjusted Index Level in respect of RD_{n-1} as observed at RD_{n-1};

where:

$AdjLevel_{Long,s}(RD_{n-1})$ means $AdjLevel_{c,s}(d)$ where c is the Long Constituent and d is RD_{n-1};

$AdjLevel_{Short,s}(RD_{n-1})$ means $AdjLevel_{c,s}(d)$ where c is the Short Constituent and d is RD_{n-1};

$AdjLevel_{Long,s}(d)$ means $AdjLevel_{c,s}(d)$ where c is the Long Constituent;

$AdjLevel_{Short,s}(d)$ means $AdjLevel_{c,s}(d)$ where c is the Short Constituent;

$AdjLevel_{c,s}(d)$ means the Adjusted official closing level as published by the relevant Index Sponsor (the "USD Level") of Constituent c in respect of Dealing Day d and observed as at Dealing Day s, defined as follows:

(x) if Dealing Day d is not a Contag Conditional Disrupted Day in respect of any Futures Contract entering into the calculation of the closing level of Constituent c, the USD Level of Constituent c on Dealing Day d; otherwise,

(y) the level for Constituent c calculated by the Underlying Calculation Agent in respect of Dealing Day d in accordance with the rules of Constituent c by reference to:

i. with respect to each Futures Contract included in Constituent c which is not affected by a Market Disruption Event on d, the settlement price of such Futures Contract on Dealing Day d as published by the Relevant Exchange; and

ii. with respect to each Futures Contract included in Constituent c which is affected by a Market Disruption Event on Dealing Day d (each an "Affected Futures Contract"):

(A) the settlement price of each such Affected Futures Contract as published by the Relevant Exchange on the Dealing Day which was first to occur during the period from, and including, Dealing Day d to, and including, Dealing Day s on which no Market Disruption Event exists or is occurring with respect to such Affected Futures Contract; or

(B) in the case that there is no such Dealing Day as mentioned in (a) above, the settlement price of such Affected Futures Contract as published by the Relevant Exchange on the most recent Dealing Day on or before Dealing Day s on which a settlement price has been published for such Affected Futures Contract (whether or not there as been a Market Disruption Event on such day),

provided, that, if a Market Disruption Event continues for five consecutive Dealing Days following Dealing Day d, the price of such Affected Futures Contract used by the Underlying Calculation Agent in determining the level for Constituent c in respect of Dealing Day d (the "Underlying Calculation Agent Determined Price") shall be determined by the Underlying Calculation Agent acting in good faith and using such information and/or methods as it deems appropriate (notwithstanding the existence of a Market Disruption Event), and in such case such Underlying Calculation Agent Determined Price for such Affected Futures Contract will apply in the determination of Adjusted USD Level of Constituent c in respect of Dealing Day d and as observed at each Dealing Day following d + 5.

Extraordinary Events Affecting the Constituents

Successor Index Sponsor or Successor Constituent

If the Long Consistent or the Short Constituent for a Contag Conditional Index is (a) not calculated and announced by the Index Sponsor, but is calculated and announced by a successor index sponsor acceptable to the Underlying Calculation Agent, or (b) replaced by a successor Constituent using, in the determination of the Underlying Calculation Agent, the same or substantially similar formula for and method of calculation as used in the calculation of such Constituent, then such index will be deemed to be the index so calculated and announced by that successor index sponsor or that successor index, as the case may be.

Material Change to Constituent

If, on or prior to any Dealing Day on which the Underlying Calculation Agent is determining the Index Level of a Contag Conditional Index, the Index Sponsor makes a material change in the formula for, or the method of calculating, any Constituent (other than a modification prescribed in that formula or method to maintain such Constituent or prescribed routine events) then the Underlying Calculation Agent shall, in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation, methodology, specified input or any other rule in relation to the Contag Conditional Index to account for such modification.

Constituent Exclusion and Substitution

If, on or prior to any Dealing Day on which the Underlying Calculation Agent is determining the Index Level of a Contag Conditional Index, an Index Sponsor permanently cancels any Constituent, and no successor index exists, the Underlying Calculation Agent shall, in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation, methodology, valuation terms or any other rule in relation to the Contag Conditional Index to account for such cancellation.

Change in Law/ Inaccurate Futures Contract Prices

Without prejudice to the ability of the Underlying Calculation Agent to amend the Contag Conditional Rules as described elsewhere in this product supplement, the Underlying Calculation Agent may, acting in good faith and in a commercially reasonable manner:

(a) exclude; or

(b) substitute,

any Futures Contract following the occurrence (and/or continuation) of a Change in Law or in circumstances where it considers it reasonably necessary to do so to reflect the intention of the Contag Conditional Indices, including (without prejudice to the generality of the foregoing) any perception among market participants generally that the published price of the relevant Futures Contract is inaccurate (and the Relevant Exchange fails to correct such level), and if it so excludes or substitutes any Futures Contract, then the Underlying Calculation Agent may adjust the Contag Conditional Rules as it determines in good faith to be appropriate to account for such exclusion or substitution on such date(s) selected by the Underlying Calculation Agent. The Underlying Calculation Agent is under no obligation to continue the calculation and publication of any Contag Conditional Index upon the occurrence or existence of a Change in Law; and the Underlying Calculation Agent may decide to cancel any Contag Conditional Index if it determines, acting in good faith, that the objective of the relevant Contag Conditional Index can no longer be achieved.

"Change in Law" means:

(a) due to:

(i) the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law); or

(ii) the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, order, decision or determination (including, without limitation, as implemented by the U.S. Commodity and Futures Trading Commission or exchange or trading facility),

in each case, the Underlying Calculation Agent determines in good faith that (x) it is contrary (or, upon adoption, it will be contrary) to such law, rule, regulation, order, decision or determination for any market participants that are brokers or financial intermediaries (individually or collectively) to purchase, sell, enter into, maintain, hold, acquire or dispose of any Futures Contract (in whole or in part) (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) or any transaction referencing any Futures Contract or, (y) holding a position in any Futures Contract or any transaction referencing any Futures Contract is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, rule, regulation or order in relation to such Futures Contract traded on any exchange(s) or other trading facility (including, without limitation, any Relevant Exchange); or

(b) the occurrence or existence of any:

(i) suspension or limitation imposed on trading commodities futures contracts (including, without limitation, the Futures Contracts); or

(ii) any other event that causes trading in commodity futures contracts (including, without limitation, the Futures Contracts) to cease.

Corrections

In the event that (a) the USD Level of any Constituent used to calculate the Index Level in respect of any Dealing Day is subsequently corrected and the correction is published by the Index Sponsor before the next following Rebalancing Date, or (b) the Underlying Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of the Contag Conditional Indices, then the Underlying Calculation Agent may, if practicable and the correction is deemed material by the Underlying Calculation Agent, adjust or correct the Index Level published in respect of the relevant Dealing Day and each subsequent Dealing Day and publish such corrected Index Level(s) as soon as reasonably practicable.

Underlying Calculation Agent; Amendment of Rules; Limitation of Liability

The Rules provide that the Underlying Calculation Agent must act in good faith and in a commercially reasonable manner. In the event that ambiguities arise in interpreting or applying the Contag Conditional Rules, the Underlying Calculation Agent will resolve ambiguities in a reasonable manner and, if necessary, amend the Rules to reflect such resolution.

Neither the Underlying Calculation Agent nor any or its affiliates or subsidiaries or any of their respective directors, officers, employees, delegates or agents (each a "Relevant Person") shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of the Contag Conditional Indices or in respect of the publication of the Index Level (or failure to publish such Index Level) and any use to which any person may put the Contag Conditional Indices or the Index Levels.

Neither the Underlying Calculation Agent nor any Relevant Person shall have any liability, contingent or otherwise, to any person or entity for the quality, accuracy, timeliness or completeness of the information or data contained in the Contag Conditional Rules or the Contag Conditional Indices, or for delays, omissions or interruptions in the delivery of the Contag Conditional Indices or related data. Neither the Underlying Calculation Agent nor any Relevant Person makes any warranty, express or implied, as to the results to be obtained by any person or entity in connection with any use of the Contag Conditional Indices, including but not limited to the trading of or investments in products based on or indexed or otherwise related to the Contag Conditional Indices, any data related thereto or any components thereof.

Neither the Underlying Calculation Agent nor any Relevant Person makes any express or implied warranties, and hereby expressly disclaims, to the fullest extent permitted by law, all warranties of merchantability or fitness for a particular purpose or use with respect to the Rules, the Contag Conditional Indices or any data related thereto. Without limiting any of the foregoing, in no event shall either the Underlying Calculation Agent or any Relevant Person have any liability for any special, punitive, indirect or consequential damages (including lost profits), in connection with any use by any person of the Contag Conditional Indices or any products based on or indexed or otherwise related thereto, even if notified of the possibility of such damages.

All determinations of the Underlying Calculation Agent in respect of the Contag Conditional Indices shall be final, conclusive and binding and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or action taken by the Underlying Calculation Agent or any other Relevant Person in respect of the Contag Conditional Indices, neither the Underlying Calculation Agent nor any other Relevant Person shall be under any obligation to revise any determination or calculation made or action taken for any reason.

BACKGROUND ON THE LONG CONSTITUENTS — THE J.P. MORGAN CONTAG BETA INDICES

Payment on notes linked to the J.P. Morgan Contag Conditional Full Energy Excess Return Index is linked, in part, to a synthetic long exposure to the performance of the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index (the "Full Energy Contag Beta Index"). Payment on notes linked to the J.P. Morgan Contag Conditional Light Energy Excess Return Index is linked, in part, to a synthetic long exposure to the performance of the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index (the "Light Energy Contag Beta Index"). We refer to each of the Full Energy Contag Beta Index and the Light Energy Contag Beta Index as a "Long Constituent" or a "Contag Beta Index."

The Contag Beta Indices are notional rules-based proprietary indices developed by JPMSL, which are intended to capture the return of the synthetic exposure to a notional basket consisting of 24 commodities, each of which is represented by a commodity futures contract selected by a methodology developed by JPMSL, which we refer to as the "Selection Methodology." The Selection Methodology uses the slope of the futures curve for each eligible commodity to select the futures contract for each eligible commodity with the highest level of backwardation. "Backwardation" refers to the situation where the futures contracts for a commodity with a delivery month further in time have lower contract prices than futures contracts for the same commodity with a delivery month closer in time.

The description of the strategy and methodology underlying the Contag Beta Indices (including the Selection Methodology) included in this product supplement is based on rules formulated by JPMSL (which we refer to as the "Contag Beta Rules") and is qualified by the full text of the Contag Beta Rules. The Contag Beta Rules, and not this description, will govern the calculation and constitution of the Contag Beta Indices and other decisions and actions related to their maintenance. The Contag Beta Rules in effect as of the date of this product supplement are attached as Annex B to this product supplement. The Contag Beta Rules are the intellectual property of JPMSL, and JPMSL reserves all rights with respect to its ownership of the Contag Beta Indices. The Contag Beta Indices were created on May 29, 2009 and therefore have limited historical performance.

Each Contag Beta Index is an excess return index that is intended to capture the return of synthetic long exposure to a Nominal Basket consisting of the Contag Contracts for each of 24 Eligible Commodities during each relevant month, including the effect of the monthly composition change of such Contag Beta Index due to the roll from the Contag Contract for each commodity listed in *Table 1: Eligible Commodities* under "— Selection Methodology" below (which we refer to as an "Eligible Commodity") for a relevant month to the Contag Contract for each Eligible Commodity for the next relevant month. The "Contag Contract" for each Eligible Commodity is the futures contract for such Eligible Commodity selected according to the Selection Methodology as the one with the highest level of backwardation. The "Eligible Commodities" are the 24 commodities that are currently represented by the S&P GSCI™ and are set forth in *Table 1: Eligible Commodities* under "— Selection Methodology" below. Each month, the Selection Methodology will determine the Contag Contracts to which the Contag Beta Indices should be synthetically exposed, based on the settlement price of the futures contracts as published by the relevant exchange (which we refer to as the "Contract Price") for the last Dealing Day of the calendar month immediately preceding the relevant month (each of which we refer to as a "Contract Selection Date"). A "Dealing Day" is a day on which the NYSE Euronext is scheduled to open for trading for its regular trading session. When a new Contag Contract is selected, each Contag Beta Index transfers its synthetic exposure from the previously selected Contag Contract to the new Contag Contract, such exposure being gradually transferred in equal percentages per Dealing Day over a roll period in order to limit any adverse impact of such rolling process on the level of the relevant Contag Beta Index. The Selection Methodology is described in further detail under "— Selection Methodology" below.

Each Contag Beta Index is described as a "notional" or "synthetic" portfolio or basket because its reported level does not represent the value of any actual assets held by any person and there is no actual portfolio of assets in which any person has any ownership interest. The level of each Contag Beta Index at any point is the return of the hypothetical uncollateralized portfolio of the relevant Contag Contracts, which are weighted in accordance with the weighting algorithm described below. Each Contag Beta Index had an initial level of 100 as of December 30, 1994 (which we refer to as the "Initial Index Day").

Calculation and Publication of the Contag Beta Index Level

JPMSL, or any affiliate or subsidiary designated by it, will act as calculation agent for the Contag Beta Indices (the "Contag Beta Calculation Agent"). Subject to the occurrence of the occurrence of a Market Disruption (as described below), the Contag Beta Calculation Agent will calculate and publish the level of each Contag Beta Index on each Dealing Day (which we refer to as the "Index Level"), reported to four (4) decimal places, on the Bloomberg ticker page identified for the relevant Contag Beta Index in the table under "The J.P. Morgan Contag Conditional Indices" above.

Commodity Weights

Determining Commodity Weights

Each Eligible Commodity included in the Nominal Basket is attributed a decimal number that represents the number of units of such Eligible Commodity included in the Nominal Basket used to calculate the Index Level for the Contag Beta Index, referred to as a "Commodity Weight." The difference between the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index and the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index is the way in which the Commodity Weights are determined.

The Commodity Weight for each Eligible Commodity in the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index is equal to the Contract Production Weight of the relevant Designated Contract in the S&P GSCI™ (Bloomberg ticker: SPGCCIP Index) for the S&P GSCI Period corresponding to the relevant Weights Period for the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index, as specified in the document setting out the rules of the S&P GSCI™ indices entitled "S&P GSCI™ Index Methodology" as updated, modified and superseded from time to time by S&P, the sponsor of the S&P GSCI™, which we refer to as the "S&P Index Sponsor" (the "S&P GSCI Methodology").

The Commodity Weight for each Eligible Commodity in the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index is equal to the Contract Production Weight of the relevant Designated Contract in the S&P GSCI™ Light Energy Index (Bloomberg ticker: SPGCLEP Index) for the S&P GSCI Period corresponding to the relevant Weights Period for the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index, as specified in the S&P GSCI Methodology.

Each Commodity Weight for an Eligible Commodity is calculated with respect to a "Weights Period." The "Weights Period" for the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index is the period beginning on the first calendar day of the first month of the S&P GSCI Period, to and including the last calendar day of the month immediately preceding the last day of the S&P GSCI Period.

"Contract Production Weight" means the Contract Production Weight assigned to the Designated Contracts included in the S&P GSCI™ or the S&P GSCI™ Light Energy Index, as applicable, in accordance with the S&P GSCI Methodology. As at the date of this product supplement, the Contract Production Weights, or CPWs, used in calculating the S&P GSCI™ are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity. The CPW for the energy-related commodities in the S&P GSCI™ is divided by 4 to get the CPW for the Designated Contracts included in the S&P GSCI™ Light Energy Index.

"Designated Contract" has the same meaning as in the S&P GSCI Methodology. As at the date of this product supplement, "Designated Contract" means a particular contract included in the S&P GSCI for a given S&P GSCI Period, based on eligibility criteria set forth in section II of the S&P GSCI Methodology.

"S&P GSCI Period" has the same meaning as in the S&P GSCI Methodology. As at the date of this product supplement, "S&P GSCI Period" means the period beginning on the fifth S&P GSCI Business Day of the calendar month in which new Contract Production Weights first become effective, and ending on the S&P GSCI Business Day immediately preceding the first day of the next following S&P GSCI Period.

"S&P GSCI Business Day" means a day on which the S&P GSCI™ indices are calculated, as determined by the NYSE Euronext holiday & hours schedule.

Regular Amendments to Commodity Weights

The Commodity Weights in respect of the Contag Beta Indices are determined by reference to the Contract Production Weights as specified in the S&P GSCI Methodology and as described above. The Commodity Weights for the Contag Beta Indices are expected to change on an annual basis in line with the frequency with which the Contract Production Weights are routinely updated by the S&P Index Sponsor. From time to time the S&P Index Sponsor may change the Contract Production Weights on an intra-annual basis, in which case a new S&P GSCI Period will begin, in which case corresponding changes will be made by the Contag Beta Calculation Agent to the Weights Period for the Contag Beta Indices. The Commodity Weights for the Contag Beta Indices in respect of a given Weights Period will always be equal to the Contract Production Weights in respect of the corresponding S&P GSCI Period.

Normalising Constant

The "Normalising Constant" is a number associated with each Weights Period, and is an adjustment to allow for the fact that the Commodity Weights change from one Weights Period to the next. The Commodity Weights are not percentage weights which would sum to 100% in the Nominal Basket in all cases, and accordingly, changes in the Commodity Weights may have the unintended effect of increasing or decreasing the total weight of the Nominal Basket. This, in turn, could distort the intended rate of rolling from the applicable Contag Contracts for the month preceding the current month (which we refer to as the "Outgoing Contracts") to the applicable Contag Contracts for the current month (which we refer to as the "Incoming Contracts"). Such rolling occurs in the sequence of Dealing Days over which the exposure of the Contag Beta Index is rolled from the Outgoing Contracts to the Incoming Contracts (the "Roll Period"). The monthly Roll Period for each Contag Beta Index is the first 10 Dealing Days of the relevant month.

A new Normalising Constant (which we refer to as the "New Normalising Constant") is determined by the Contag Beta Calculation Agent with respect to each subsequent Weights Period (which we refer to as the "New Weights Period") based on:

(a) the Contract Prices on the Dealing Day immediately preceding the first Dealing Day of the first Roll Period of the New Weights Period;

(b) the Commodity Weights for (x) the New Weights Period and (y) the Weights Period immediately preceding the New Weights Period (which we refer to as the "Old Weights Period"); and

(c) the Normalising Constant associated with the Old Weights Period (which we refer to as the "Old Normalising Constant").

The Normalising Constant:

(a) for the Weights Period following the Initial Index Day is 1,000; and

(b) thereafter, for any New Weights Period, is determined by the Contag Beta Calculation Agent in accordance with the following formula:

$$NC_{new} = NC_{old} \times \frac{\sum_c CWI_d^c \times CPO_d^c(d-1)}{\sum_c CWO_d^c \times CPO_d^c(d-1)}$$

where:

NC_{new}	means the New Normalising Constant;
NC_{old}	means the Old Normalising Constant, being 1,000 if the Old Weights Period is the first Weights Period;
CWI_d^c	means the Commodity Weight in respect of Dealing Day d and Eligible Commodity c for the Weights Period in which such Dealing Day falls (the "Commodity Weight Incoming");
CWO_d^c	means the Commodity Weight in respect Dealing Day d and Eligible Commodity c for the Weights Period for the month immediately preceding the relevant month in which such Dealing Day falls (the "Commodity Weight Outgoing");
$CPO_d^c(d-1)$	means the Contract Price on Dealing Day vd (the "Valuation Day") of the Outgoing Contract for Dealing Day cd (the "Composition Day") (the "Contract Price Outgoing") in respect of Eligible Commodity c with Composition Day d and Valuation Day d-1; and
d	means the first Dealing Day of the first Roll Period of the New Weights Period.

The New Normalising Constant is applicable to the whole of the New Weights Period. During the first Roll Period of the New Weights Period, the Nominal Basket will be based on a combination of the Commodity Weights for the Old Weights Period and the Commodity Weights for the New Weights Period.

The Commodity Weights given to the Outgoing Contracts is adjusted by the ratio of the New Normalising Constant to the Old Normalising Constant as described further in " — The Nominal Basket."

Contract Roll Weights

The exposure of each Contag Beta Index to the Contag Contract in respect of an Eligible Commodity is rolled from the Outgoing Contract to the Incoming Contract over the course of a Roll Period. The Outgoing Contracts and the Incoming Contracts for an Eligible Commodity are assigned a weighting (which we refer to as the "Contract Roll Weight Outgoing" and the "Contract Roll Weight Incoming," respectively, and together, the "Contract Roll Weights"), determined as further described below.

In respect of an Eligible Commodity c and a Dealing Day d, each of the Contract Roll Weight Incoming" and Contract Roll Weight Outgoing is a number between 0.0 and 1.0, representing the fraction of the weight for that Eligible Commodity given to the Incoming Contract and the Outgoing Contract, respectively, and is calculated by the Contag Beta Calculation Agent in accordance as described below. The sum of the Contract Roll Weight Outgoing and the Contract Roll Weight Incoming is always equal to 1.

The Contract Roll Weight on any Dealing Day in a Roll Period

The Contract Roll Weights on each i-th Dealing Day (d_i) of the Roll Period for a relevant month (where i is between 1 and 10, inclusive) are determined by the Contag Beta Calculation Agent as follows:

$$CRWI_{d_i}^c = \frac{i}{10}$$

$$CRWO_{d_i}^c = 1 - \frac{i}{10}$$

where:

$CRWI_{d_i}^c$ means the Contract Roll Weight Incoming for Eligible Commodity c and Dealing Day d;

$CRWO_{d_i}^c$ means the Contract Roll Weight Outgoing for Eligible Commodity c and Dealing Day d; and

d_i means the i-th Dealing Day of the Roll Period.

The Contract Roll Weight on any Dealing Day which is not in the Roll Period

The Contract Roll Weights on each Dealing Day d which is not during the Roll Period for a relevant month are determined by the Contag Beta Calculation Agent as follows:

(a) In respect of any Dealing Day d of the relevant month prior to the start of the Roll Period for such relevant month, the Contract Roll Weight Incoming is 0.0 and the Contract Roll Weight Outgoing is 1.0.

(b) In respect of any Dealing Day d of the relevant month following the last Dealing Day of the Roll Period for such relevant month, the Contract Roll Weight Incoming is 1.0 and the Contract Roll Weight Outgoing is 0.0.

For example, because the Roll Period for each Contag Beta Index begins on the first Dealing Day of a relevant month and ends on the third Dealing Day of that month, in the absence of Market Disruptions, the Contract Roll Weights would be as shown as follows:

Dealing Day d of the Relevant Month	Contract Roll Weight Outgoing	Contract Roll Weight Incoming
1 (first Dealing Day of Roll Period)	0.90	0.10
2	0.80	0.20
3	0.70	0.30
4	0.60	0.40
5	0.50	0.50
6	0.40	0.60

7	0.30	0.70
8	0.20	0.80
9	0.10	0.90
10 (the tenth and last Dealing Day of Roll Period)	0.0	1.0
11	0.0	1.0
etcetera	etcetera	etcetera

Adjustment of the roll for Disrupted Days

If any Dealing Day during the Roll Period is a Disrupted Day (as described under "— Market Disruptions to the Contag Beta Indices") for either an Incoming Contract or an Outgoing Contract, then the portion of the roll which was scheduled to take place on that Dealing Day for the affected Eligible Commodity will be postponed until the next following Dealing Day which is not a Disrupted Day for either of the Incoming Contract or Outgoing Contract in respect of such Eligible Commodity, irrespective of whether such day is already a day on which a portion of the roll is scheduled to take place.

For example, if the first and second Dealing Days of the relevant month are Disrupted Days for the Eligible Commodity Corn (CBOT); then the Contract Roll Weights for Corn (CBOT) would be as follows:

Dealing Day d of the relevant month	$CRWO_d^c$	$CRWI_d^c$
1 (first Dealing Day of the Roll Period that is a Disrupted Day)	1.0	0.0
2 (Disrupted Day)	1.0	0.0
3	0.70	0.30
4	0.60	0.40
5	0.50	0.50
6	0.40	0.60
7	0.30	0.70
8	0.20	0.80
9	0.10	0.90
10 (the tenth and last Dealing Day of Roll Period)	0.0	1.0
11	0.0	1.0
etcetera	etcetera	etcetera

The Nominal Basket

The Nominal Basket for each Contag Beta Index is a nominal basket of Futures Contracts representing the synthetic exposure of that Contag Beta Index. Associated with each Composition Day, which is the Dealing Day in respect of which the Nominal Basket is composed, is a particular composition of the Nominal Basket. Furthermore, associated with each Valuation Day, which is the Dealing Day on which the Nominal Basket is valued, is a level of the Nominal Basket composed in respect of that Composition Day, defined as follows:

$$NB_{cd}(vd) = \frac{NCI}{NCO}\sum_c CWO_{cd}^c \times CRWO_{cd}^c \times CPO_{cd}^c(vd) + \sum_c CWI_{cd}^c \times CRWI_{cd}^c \times CPI_{cd}^c(vd)$$

where:

$NB_{cd}(vd)$ means the level of the Nominal Basket composed in respect of Dealing Day cd ("Composition Day"), valued as at Dealing Day vd ("Valuation Day");

NCO means the Normalising Constant in respect of the Weights Period including the previous month as at Dealing Day cd;

NCI means the Normalising Constant in respect of the Weights Period including the current month as at Dealing Day cd;

c means an Eligible Commodity, where the summation sign ($\sum$) indicates summation over all Eligible Commodities;

cd means the Dealing Day in respect of which the Nominal Basket is composed; and

vd means the Dealing Day in respect of which the Nominal Basket is valued.

Accordingly, the value of the Nominal Basket in respect of a Dealing Day (the Composition Day) is based on the weighted Contract Price of each Outgoing Contract valued as of the Valuation Day and the weighted Contract Price of each Incoming Contract valued as of the Valuation Day, and adjusted by the Normalising Constants.

The Index Level for each Contag Beta Index

The Index Level for each Contag Beta Index on the Initial Index Day is the "Initial Index Level," which was 100.

The Index Level for each Contag Beta Index is determined in respect of each Dealing Day by reference to the Index Level published in respect of the immediately preceding Dealing Day and the notional return on the exposure of such Contag Beta Index to the relevant Contag Contracts from the close of business on the Relevant Exchanges on the immediately preceding Dealing Day to the close of business on the Relevant Exchanges on such Dealing Day. This notional return is measured by reference to the Contract Prices of the relevant Contag Contracts on such Dealing Days. Where one or more Relevant Exchanges is closed on a Dealing Day, this will constitute a Market Disruption and the Contract Prices of the affected Eligible Commodities will be determined in accordance with "— Market Disruptions to the Contag Beta Indices."

"Relevant Exchange" means, in respect of an Eligible Commodity, the exchange on which such futures contract is listed, or any successor to such exchange.

In respect of each Dealing Day following the Initial Index Day, the Index Level for the Contag Beta Index will be determined by the Contag Beta Calculation Agent, representing the cumulative effect of the Investment Return (as described below) since the Initial Index Day, in accordance with the following formula:

$$Index_d = Index_{d-1} \times (1 + IR_d)$$

where:

IR_d means the Investment Return for Dealing Day d, which is determined by the Index Calculation Agent in accordance with the following formula:

$$IR_d = \frac{NAR_d}{NAI_{d-1}} - 1$$

where:

NAI_{d-1} means the Nominal Amount Invested as at Dealing Day d–1;

NAR_d means the Nominal Amount Returned as at Dealing Day d;

Nominal Amount Invested as at Dealing Day d–1

         means $NB_{d-1}(d-1)$, which is the level of the Nominal Basket composed in respect of Dealing Day d–1, valued as at Dealing Day d–1; and

Nominal Amount Returned as at Dealing Day d

         means $NB_{d-1}(d)$, which is the level of the Nominal Basket composed in respect of Dealing Day d–1, valued as at Dealing Day d.

Selection Methodology

The Selection Methodology is an algorithmic methodology developed by JPMSL, which uses the slope of the futures curve of the Eligible Commodities in order to select a particular futures contract in respect of each Eligible Commodity in which to synthetically gain exposure. The Selection Methodology determines, in respect of each relevant month and each Eligible Commodity, the Contag Contract, based on the Contract Prices on the Contract Selection Date. The Selection Methodology may be described as "backwardation-seeking" in that it aims to select a futures contract with the highest level of "backwardation," based on the Contract Price for a futures contract on the Contract Selection Date compared to the Contract Price for the Closest Dated Preceding futures contract (as defined below), subject to certain constraints, as described in further detail below.

"Backwardation" is used to refer to the situation where commodities futures contracts with a Delivery Month further away in time have lower settlement prices than commodities futures contracts with a Delivery Month closer in time. If plotted on a graph, the curve of the settlement prices of commodities futures contracts would be downward sloping.

The Eligible Commodities used in the Selection Methodology are listed below:

Table 1: Eligible Commodities

Eligible Commodity	Relevant Exchange	Deferring Commodity (D) or Non-Deferring Commodity (N)*	Liquid Contract Months
WTI Crude Oil	NYMEX	D	Z
RBOB Gasoline	NYMEX	D	None
Heating Oil	NYMEX	D	M, Z
Natural Gas	NYMEX	D	F, H, J, V
Brent Crude Oil	ICE	D	Z
Gas Oil	ICE	D	M, Z
Gold	COMEX	N	Not Applicable
Silver	COMEX	N	Not Applicable
Aluminium	LME	D	Z
Copper	LME	D	Z
Lead	LME	D	Z
Nickel	LME	D	Z
Zinc	LME	D	Z
Corn	CBOT	D	Z
Soybeans	CBOT	D	X
Wheat	CBOT	D	N, Z
Kansas Wheat	KCBOT	D	N, Z
Cocoa	NYBOT	D	None
Coffee	NYBOT	D	None
Cotton	NYBOT	N	Not Applicable
Sugar	NYBOT	D	H
Feeder Cattle	CME	N	Not Applicable
Lean Hogs	CME	N	Not Applicable
Live Cattle	CME	D	None

* See "—Eligible Contracts" below.

The Base Set

In respect of each relevant month and for each Eligible Commodity, only certain Futures Contracts may be considered by the Selection Methodology. These Futures Contracts comprise the "Base Set" and each such Futures Contract in the Base Set is a "Base Contract."

The Base Set for each relevant month is determined by reference to Table 2 (*Futures Contracts entering into the Base Set*) below.

Each row of Table 1 gives information about an Eligible Commodity. Under the heading "Contract at Month Start" are twelve columns, corresponding (from left to right) to each calendar month from, and including, January to, and including, December. The entries in the columns are single uppercase letters (each a "Contract Letter"). Each Contract Letter relates to a month which is detailed in Table 2 (*Mapping of Contract Letter to Delivery Months*) below and such month is the Delivery Month of a Futures Contract. Reading from left to right in Table 1, the Delivery Month is increasing through the year, so that where the Delivery Month in the columns towards the right of the table moves from a later month e.g., Z (December) to an earlier month e.g. F (January) the Delivery Month refers to that month in the year immediately following the, year in which the relevant month falls.

Table 2: Futures Contracts entering into the Base Set

Eligible Commodity (Relevant Exchange)	Contract at Month Start											
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
WTI Crude Oil (NYMEX)	G	H	J	K	M	N	Q	U	V	X	Z	F
Brent Crude Oil (ICE)	H	J	K	M	N	Q	U	V	X	Z	F	G
Heating Oil (NYMEX)	G	H	J	K	M	N	Q	U	V	X	Z	F
Gas Oil (ICE)	G	H	J	K	M	N	Q	U	V	X	Z	F
RBOB Gasoline (NYMEX)	G	H	J	K	M	N	Q	U	V	X	Z	F
Natural Gas (NYMEX)	G	H	J	K	M	N	Q	U	V	X	Z	F
Wheat (CBOT)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Kansas Wheat (KCBOT)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Soybeans (CBOT)	H	H	K	K	N	N	X	X	X	X	F	F
Corn (CBOT)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Coffee (NYBOT)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Sugar (NYBOT)	H	H	K	K	N	N	V	V	V	H	H	H
Cotton (NYBOT)	H	H	K	K	N	N	Z	Z	Z	Z	Z	H
Cocoa (NYBOT)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Aluminium (LME)	G	H	J	K	M	N	Q	U	V	X	Z	F
Copper (LME)	G	H	J	K	M	N	Q	U	V	X	Z	F
Lead (LME)	G	H	J	K	M	N	Q	U	V	X	Z	F
Nickel (LME)	G	H	J	K	M	N	Q	U	V	X	Z	F
Zinc (LME)	G	H	J	K	M	N	Q	U	V	X	Z	F
Gold (COMEX)	G	J	J	M	M	Q	Q	Z	Z	Z	Z	G
Silver (COMEX)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Lean Hogs (CME)	G	J	J	M	M	N	Q	V	V	Z	Z	G
Live Cattle (CME)	G	J	J	M	M	Q	Q	V	V	Z	Z	G
Feeder Cattle (CME)	H	H	J	K	Q	Q	Q	U	V	X	F	F

Table 3: Mapping of Contract Letter to Delivery Months

Contract Letter	F	G	H	J	K	M	N	Q	U	V	X	Z
Delivery Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

The Base Set in respect of each Eligible Commodity comprises (i) the Futures Contract indicated as the "Contract at Month Start" in Table 2 above for the relevant month, which is the Futures Contract with the earliest Delivery Month in the Base Set, and (ii) each Futures Contract indicated for each subsequent month from, but excluding, the relevant month to, and including, the month falling twelve months after the relevant month.

For example, for the Eligible Commodity WTI Crude Oil (NYMEX) and the relevant month of January 2009, the Base Set consists of the 13 Futures Contracts with Delivery Months of February 2009 (the Contract at Month Start for the relevant month), March 2009, April 2009, May 2009, June 2009, July 2009, August 2009, September 2009, October 2009, November 2009, December 2009, January 2010 and February 2010.

Although the Base Set considers the Futures Contracts for the thirteen calendar months from and including the relevant month to and including the month falling twelve months after the relevant month, the number of Base Contracts in the Base Set may be less than thirteen (as in the example below). The number of Base Contracts in the Base Set can be determined by considering the number of different Contract Letters in the row relevant to an Eligible Commodity in Table 2 (*Futures Contracts entering into the Base Set*) above.

For example, for the Eligible Commodity Corn (CBOT) and the relevant month of January 2009, the Base Set consists of the six Futures Contracts with Delivery Months of March 2009 (the Contract at Month Start for the relevant month), May 2009, July 2009, September 2009, December 2009 and March 2010.

The Base Contracts contained in the Base Set is enumerated from 1 (the nearest-dated Base Contract in the Base Set) to *i* (the farthest-dated Base Contract in the Base Set) where *i* is the size of the Base Set. In the first example above, the February 2009 Base Contract is numbered 1 and the February 2010 Base Contract is numbered 13. In the second example above, the March 2009 Base Contract is numbered 1 and the March 2010 Base Contract is numbered 6.

Eligible Contracts

Once the Base Set in respect of an Eligible Commodity is determined, the Contag Beta Calculation Agent will then determine a sub-set of the Base Set (the "Eligible Set") by classifying each Eligible Commodity as either a "Deferring Commodity" or a "Non-Deferring Commodity," as specified in Table 1 (*Eligible Commodities*) above, based on the characteristics of such commodity. Each Futures Contract which is a member of such the Eligible Set is an "Eligible Contract."

In respect of Deferring Commodities, the Base Contracts with a Delivery Month:

(a) not earlier than the second Base Contract in the Base Set (F_2); and

(b) not more than six months following the relevant month; and

(c) more than six months following the relevant month and included in the list of Liquid Contract Months for the Eligible Commodity as specified in Table 1 (*Eligible Commodities*) above,

will be the Eligible Contracts in the Eligible Set.

In respect of Non-Deferring Commodities, the Contract at Month Start for the month immediately following the relevant month will be the only Eligible Contract in the Eligible Set.

Choice of Contag Contract: Selecting the Most Backwardated Contract for the relevant Eligible Commodity

In the Selection Methodology, the term "Local Backwardation" is used as a measure of the degree of backwardation for the ith Base Contract (F_i) in the Base Set compared to the preceding Base Contract (F_{i-1}) in the Base Set (the "Closest Dated Preceding Futures Contract"). In respect of each Eligible Commodity, the Local Backwardation is calculated for each Eligible Contract in the Eligible Set. When determining the Local Backwardation for an Eligible Contract, the Closest Dated Preceding Futures Contract in relation to such Eligible Contract is the Base Contract immediately preceding the Eligible Contract in the Base Set.

Subject to the occurrence of a Market Disruption and in respect of a relevant month, the Contag Beta Calculation Agent determines the Local Backwardation in respect of each Base Contract in the Base Set (F_i) in accordance with the following formula:

$$Local\,Backwardation(F_i\,)=\frac{1}{m}\left(\frac{Level(F_{i-1})}{Level(F_i)}-1\right)$$

where:

Level(F_i) means the Contract Price of the ith Base Contract in the Base Set (F_i) on the Contract Selection Date in respect of the relevant month;

Level(F_{i-1}) means the Contract Price of the (i-1)th Base Contract in the Base Set (F_{i-1}) on the Contract Selection Date in respect of the relevant month; and

m means the number of calendar months from and including the Delivery Month of F_{i-1} to but excluding the Delivery Month of F_i. If the Delivery Months of F_{i-1} and F_i are consecutive, *m* shall be 1.

Local Backwardation cannot be determined for the first Base Contract in a Base Set (F_1) since there is no Closest Dated Preceding Futures Contract in respect of Base Set (F_1).

The Eligible Contract with the highest Local Backwardation shall be the "Most Backwardated Contract" for the relevant Eligible Commodity (subject to certain limitations). If there is no futures contract for one or more Eligible Commodities with backwardation, the Selection Methodology will select the futures contract with the lowest level of contango for any such commodities.

Changing the Contag Contract: the "Significant Benefit Test"

In cases where the Contag Contract for an Eligible Commodity for the month immediately preceding the relevant month (the "Previously Selected Contract") is also an Eligible Contract in the Eligible Set for the relevant month, the Contag Beta Calculation Agent will apply the Significant Benefit Test to determine if the Contag Contract should change from the prior month to the next relevant month. Under the Significant Benefit Test, the Contag Contract will change only where the increase in Local Backwardation with respect to the relevant Eligible Commodity by changing the exposure of the Contag Index to the Most Backwardated Contract significantly increases the Local Backwardation with respect to the relevant Eligible Commodity.

The Significant Benefit Test is considered to be passed if either:

> (1) F_{PS} is not in the Eligible Set; or

> (2) the following inequality is true:

$$Local\,Backwardation(F_{MB}) > Local\,Backwardation(F_{PS}) + SBT$$

where:

F_{PS} means the Previously Selected Contract;

F_{MB} means the Most Backwardated Contract;

SBT means the "Significant Benefit Threshold" and is equal to 0.005.

If the Significant Benefit Test is passed, the Contag Contract for the relevant month will be the Most Backwardated Contract; otherwise it will be the Previously Selected Contract. In addition, if the Previously Selected Contract and the Most Backwardated Contract are the same Futures Contract, the Significant Benefit Test will fail and the Contag Contract for the prior month will remain as the Contact Contract for the relevant month.

Market Disruptions/ Disrupted Days

If, on any Contract Selection Date, any of the conditions (i) to (iii) below apply to a Futures Contract due to comprise the Base Set, then such day shall be regarded as a "Long Constituent Disrupted Day" in respect of that Futures Contract and this will constitute a Market Disruption for such Futures Contract:

(a) such Contract Selection Date is not a Contract Business Day with respect to such Futures Contract;

(b) the Contract Price of such Futures Contract on such Contract Selection Date is a Limit Price;

(c) no Contract Price is available for the Futures Contract on such Contract Selection Date.

If a Market Disruption exists in respect of a Futures Contract, the Selection Methodology will be adjusted by the Contag Beta Calculation Agent as follows:

(i) in the case of (a) and (c) above, the Selection Methodology will treat the Contract Price for such Contract Selection Date as being equal to the Contract Price for the relevant Futures Contract which was available on the Dealing Day immediately preceding the Contract Selection Date and on which no Market Disruption occurred. If no such Contract Price exists, then that particular Futures Contract will be excluded from the Base Set and the Selection Methodology will otherwise remain unaltered; or

(ii) in the case of (b) above, the Selection Methodology will not be modified and the Contract Price for such Contract Selection Date will be the Limit Price.

"Contract Business Day" means, in relation to an Eligible Commodity and a Futures Contract, a day on which the Relevant Exchange for such Eligible Commodity is scheduled to be open for trading for its regular trading sessions and to publish a settlement price.

"Limit Price" means, in relation to a Dealing Day and a Contract Price, the maximum or minimum price allowed for that Futures Contract by the Relevant Exchange on such day.

Changes to the Relevant Eligible Commodities

Amendment to the Relevant Eligible Commodities

In the event that a Designated Contract is added to or removed from the calculation of the S&P GSCI™ Index or the S&P GSCI™ Light Energy Index (each, an "S&P GSCI Family- Index"), each of which determine the Commodity Weight of each Eligible Commodity in the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index and the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index, respectively, corresponding changes will be made by the Contag Beta Calculation Agent to the Eligible Commodities which correspond to the Designated Contracts used in the calculation of the relevant S&P GSCI Family-Index (the "Relevant Eligible Commodities") contained in the relevant Contag Beta Index. Such amendments will be published by the Contag Beta Calculation Agent and will be effective for the Weights Period corresponding to the S&P GSCI Period in respect of which such Designated Contract is added or removed from the calculation of the relevant S&P GSCI Family-Index.

Addition of Eligible Commodities

In the event that a Designated Contract is added to the calculation of either the S&P GSCI™ Index or the S&P GSCI™ Light Energy Index that is not currently in the set of Eligible Commodities, such Designated Contract (the "New Eligible Commodity") will be considered an Eligible Commodity for the purposes of calculating the relevant Contag Beta Index, effective as of the Weights Period corresponding to the S&P GSCI Period for which the addition is set to take effect in the S&P GSCI™ Index or the S&P GSCI™ Light Energy Index, as applicable. All details relating to such New Eligible Commodity necessary for the purposes of carrying out the Selection Methodology (for example, the Liquid Contract Months) will be published by the Contag Beta Calculation Agent.

Modifications to, or Cancellation of, the S&P GSCI Family-Index

If either S&P GSCI Family-Index is (a) not calculated and announced by the S&P Index Sponsor, but is calculated and announced by a successor sponsor acceptable to the Contag Beta Calculation Agent, or (b) replaced by a successor index using, in the determination of the Contag Beta Calculation Agent, the same or substantially similar formula for and method of calculation as used in the calculation of such S&P GSCI Family-Index, then such index will be deemed to be the index so calculated and announced by that successor index sponsor or that successor index, as the case may be.

If, on or prior to any Dealing Day on which the Contag Beta Calculation Agent is determining the Index Level of either of the Contag Beta Indices, the S&P Index Sponsor makes a material change in the formula for or the method of calculating the relevant S&P GSCI Family-Index (other than a modification prescribed in that formula or method to maintain such index in the S&P GSCI Family-Index or prescribed routine events) which affects the ability of the Contag Beta Calculation Agent to define the Commodity Weights or Weights Periods in respect of either of the Contag Beta Indices, then the Contag Beta Calculation Agent shall, in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation, methodology, specified inputs or any other rule in relation to the Contag Beta Indices to account for such modification.

If on or prior to any Dealing Day on which the Contag Beta Calculation Agent is determining the Index Level of either of the Contag Beta Indices the S&P Index Sponsor permanently cancels either S&P GSCI Family-Index, and no successor index exists, the Contag Beta Calculation Agent shall, in good faith, either:

(i)   continue to calculate the Index Level of the relevant Contag Beta Index using the latest available Commodity Weights or Weights Periods at the time the S&P GSCI Family-Index was cancelled; or

(ii)   make such adjustment(s) that it determines to be appropriate to any variable, calculation, methodology, valuation terms or any other rule in relation to the Contag Beta Indices to account for such cancellation.

Publication of the Index Level

The Contag Beta Calculation Agent may calculate the Contag Beta Index values with greater frequency than daily on each Dealing Day and share this calculation with its affiliates for internal purposes.

The Contag Beta Calculation Agent will be under no obligation to any person to provide the Contag Beta Index values by any alternative method if publication of the relevant Index Ticker identified in the table above is subject to any delay in or interruptions of publication or any act of God, act of governmental authority, or act of public enemy, or due to war, the outbreak or escalation of hostilities, fire, flood, civil commotion, insurrection, labor difficulty including, without limitation, any strike, other work stoppage, or slow-down, severe or adverse weather conditions, power failure, communications line or other technological failure that may occur or any other event beyond the control of the Contag Beta Calculation Agent.

The Contag Beta Calculation Agent is under no obligation to continue the calculation, publication and dissemination of any of the Contag Beta Indices or any Index Level.

Market Disruptions to the Contag Beta Indices

If there is a Market Disruption on any Dealing Day:

(i) during a Roll Period, the portion of the roll which was scheduled to take place on such Dealing Day shall be postponed as described above under "—Calculation and Publication of the Contag Beta Index Level — Adjustment of the roll for Disrupted Days"; or

(ii) on which the Nominal Basket or the Normalising Constant is determined, the Contag Beta Calculation Agent will calculate the Nominal Basket or the Nomalising Constant, as applicable by (i) taking all published Contract Prices in respect of the Dealing Day in question and (ii) using the most recently published Contract Prices for those Futures Contracts for which no Contract Price is published by the Relevant Exchange on such day.

Extraordinary Events

Successor Futures Contract

If any Futures Contract is:

(a) not quoted by the Relevant Exchange but by a successor exchange acceptable to the Contag Beta Calculation Agent; or

(b) replaced by a successor futures contract referencing, in the determination of the Contag Beta Calculation Agent, a substantially similar commodity as used in the relevant Futures Contract,

then, in each case, the successor futures contract (the "Successor Futures Contract") shall replace the relevant Futures Contract and the Calculation Agent shall determine in good faith the adjustments to Contag Module B, as it determines appropriate, to account for such change.

Change in Law/Inaccurate Contract Prices

Without prejudice to the ability of the Contag Beta Calculation Agent to amend Contag Module B, the Contag Beta Calculation Agent may, acting in good faith and in a commercially reasonable manner:

(a) exclude; or

(b) substitute,

any Futures Contract following the occurrence (and/or continuation) of a Change in Law or in circumstances where it considers it reasonably necessary to do so to reflect the intention of the Contag Beta Indices, including (without prejudice to the generality of the foregoing) any perception among market participants generally that the published price of the relevant Futures Contract is inaccurate (and the Relevant Exchange fails to correct such level), and if it so excludes or substitutes any Futures Contract, then the Contag Beta Calculation Agent may adjust the Contag Beta Rules as it determines in good faith to be appropriate to account for such exclusion or substitution on such date(s) selected by the Contag Beta Calculation Agent. The Contag Beta Calculation Agent is under no obligation to continue the calculation and publication of any Contag Beta Indices upon the occurrence or existence of a Change in Law; and the Contag Beta Calculation Agent may decide to cancel any Contag Beta Indices if it determines, acting in good faith, that the objective of the relevant Contag Beta Indices can no longer be achieved.

For purposes of the paragraph above, "Change in Law" means:

(a) due to:

(i) the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law); or

(ii) the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, order, decision or determination (including, without limitation, as implemented by the CFTC or exchange or trading facility), in each case occurring on or after the Initial Index Day, in each case, the Contag Beta Calculation Agent determines in good faith that it is contrary (or, upon adoption, it will be contrary) to such law, rule, regulation, order, decision or determination for any market participants that are brokers or financial intermediaries (individually or collectively) to purchase, sell, enter into, maintain, hold, acquire or dispose of any Futures Contracts or any transaction referencing any Futures Contract (in whole or in part) (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) including (without limitation) if such Futures Contract (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) in relation to any Futures Contract traded on any exchange(s) or other trading facility; or

(b) the occurrence or existence of any:

(i) suspension or limitation imposed on trading commodities futures contracts (including, without limitation the Futures Contracts); or

(ii) any other event that causes trading in commodity futures contracts (including, without limitation Futures Contracts) to cease.

Material change to Futures Contract, cancellation or non-publication

If, at any time, any Relevant Exchange:

(a) announces that it will make a material change to any Futures Contract or in any other way materially modifies such contract (other than a modification prescribed in the definition of such contract); or

(b) (i) permanently cancels any Futures Contract and no Successor Futures Contract exists or (ii) is otherwise unable or unwilling to publish levels of the Futures Contract,

then the Contag Beta Calculation Agent may remove such futures contract from the Contag Beta Indices and may adjust Contag Module B as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting a replacement underlying futures contract traded on an equivalent exchange and having similar characteristics to the affected Futures Contract) on such date(s) as selected by the Contag Beta Calculation Agent.

Corrections

In the event that (a) the Contract Price of any Futures Contract used to calculate the Index Level in respect of any Dealing Day is subsequently corrected and the correction is published by the Relevant Exchange before the next following Roll Period or (b) the Contag Beta Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of the Contag Beta Indices, then the Contag Beta Calculation Agent may, if practicable and the correction is deemed material by the Contag Beta Calculation Agent, adjust or correct the Index Level published in respect of the relevant Dealing Day and each subsequent Dealing Day and publish such corrected Index Level(s) as soon as reasonably practicable.

Contag Beta Calculation Agent; Amendment of Rules; Limitation of Liability

The Rules provide that the Contag Beta Calculation Agent must act in good faith and in a commercially reasonable manner. In the event that ambiguities arise in interpreting or applying the Contag Beta Rules, the Contag Beta Calculation Agent will resolve ambiguities in a reasonable manner and, if necessary, amend the Contag Beta Rules to reflect such resolution.

Neither the Contag Beta Calculation Agent nor any or its affiliates or subsidiaries or any of their respective directors, officers, employees, delegates or agents (each a "Relevant Person") shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of the Contag Beta Indices or in respect of the publication of the Index Level (or failure to publish such Index Level) and any use to which any person may put the Contag Beta Indices or the Index Levels.

Neither the Contag Beta Calculation Agent nor any Relevant Person shall have any liability, contingent or otherwise, to any person or entity for the quality, accuracy, timeliness or completeness of the information or data contained in the Contag Beta Rules or the Contag Beta Indices, or for delays, omissions or interruptions in the delivery of the Contag Beta Indices or related data. Neither the Contag Beta Calculation Agent nor any Relevant Person makes any warranty, express or implied, as to the results to be obtained by any person or entity in connection with any use of the Contag Beta Indices, including but not limited to the trading of or investments in products based on or indexed or otherwise related to the Contag Beta Indices, any data related thereto or any components thereof.

Neither the Contag Beta Calculation Agent nor any Relevant Person makes any express or implied warranties, and hereby expressly disclaims, to the fullest extent permitted by law, all warranties of merchantability or fitness for a particular purpose or use with respect to the Contag Beta Rules, the Contag Beta Indices or any data related thereto. Without limiting any of the foregoing, in no event shall either the Contag Beta Calculation Agent or any Relevant Person have any liability for any special, punitive, indirect or consequential damages (including lost profits), in connection with any use by any person of the Contag Beta Indices or any products based on or indexed or otherwise related thereto, even if notified of the possibility of such damages.

All determinations of the Contag Beta Calculation Agent in respect of the Contag Beta Indices shall be final, conclusive and binding and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or action taken by the Contag Beta Calculation Agent or any other Relevant Person in respect of the Contag Beta Indices, neither the Contag Beta Calculation Agent nor any other Relevant Person shall be under any obligation to revise any determination or calculation made or action taken for any reason.

BACKGROUND ON THE SHORT CONSTITUENTS — THE S&P GSCI™ EXCESS RETURN AND THE S&P GSCI™ LIGHT ENERGY INDEX EXCESS RETURN

Payment on the notes is linked, in part, to a synthetic short exposure to the performance of the S&P GSCI™ Excess Return Index and the S&P GSCI™ Light Energy Index Excess Return (each, a "Short Constituent" and together, the "Short Constituents"), subject to the Conditional Long-Short Signal. The Short Constituents are published by Standard & Poor's, a division of the McGraw-Hill Companies ("S&P"), and are determined, composed and calculated by S&P without regard to the notes. S&P acquired the rights to the S&P GSCI™ Index (the "S&P GSCI™") from Goldman, Sachs & Co. in 2007. Goldman, Sachs & Co. established and began calculating the index in May 1991. The former name of the S&P GSCI™ was the Goldman Sachs Commodity Index.

The S&P GSCI™ Excess Return is an excess return version of the S&P GSCI™ which is an index on a world production-weighted basket of principal nonfinancial commodities (*i.e.*, physical commodities) that satisfy specified criteria. The S&P GSCI™ Excess Return is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI™ Excess Return are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI™ Excess Return are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with its Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ Excess Return are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ Excess Return has been normalized such that its hypothetical level on January 2, 1970 was 100.

The S&P GSCI™ Light Energy Index Excess Return is comprised of the same commodity futures contracts as the S&P GSCI™ but with those weights for contracts in the energy sector having been divided by 4. Because the weights of energy-related S&P GSCI™ commodities are reduced in the S&P Light Energy Index Excess Return relative to the S&P GSCI™, the relative weights of the remaining S&P GSCI™ commodities are necessarily increased. As a result, although the S&P Light Energy Index Excess Return contains all of the S&P GSCI™ commodities that are included in the S&P GSCI™, they are not world-production weighted in the same manner as the S&P GSCI™ and may not serve as a benchmark for changes in inflation or other economic factors. In particular, because of the significance of energy-related commodities to the world economy, a significant reduction in the weights of these commodities in the S&P GSCI™ Light Energy Index Excess Return will substantially limit the effect of changes in energy prices on the S&P GSCI™ Light Energy Index Excess Return. Increases in the prices of energy commodities, therefore, will not increase the level of the S&P GSCI™ Light Energy Index Excess Return to the same extent as the S&P GSCI™ Index Excess Return.

The commodities included in the Short Constituents include Livestock, Energy, Industrial Metals, Precious Metals and Agriculture. As of September 30, 2009, 4.3% of the value of the S&P GSCI™ Excess Return was determined by futures contracts for Livestock, 70.2% of the value was determined by futures contracts for Energy, 7.9% of the value was determined by futures contracts for Industrial Metals, 3.3% of the value was determined by futures contracts for Precious Metals and 14.3% of the value was determined by futures contracts for Agriculture. As of September 30, 2009, 9.1% of the value of the S&P GSCI™ Light Energy Index Excess Return was determined by futures contracts for Livestock, 37.1% of the value was determined by futures contracts for Energy, 16.8% of the value was determined by futures contracts for Industrial Metals, 6.9% of the value was determined by futures contracts for Precious Metals and 30.1% of the value was determined by futures contracts for Agriculture.

As "excess return" indices, the Short Constituents reflect the excess returns that are potentially available through an unleveraged investment in the relevant commodities futures contracts underlying each Short Constituent.

Since the S&P GSCI™ Light Energy Index Excess Return and the S&P GSCI™ Excess Return are excess return versions of the S&P GSCI™, the methodology for compiling the S&P GSCI™ relates as well to the methodology of compiling the Short Constituents.

The value of the Short Constituents on any given day reflects:

- the price levels of the contracts included in the S&P GSCI™ (which represents the value of the S&P GSCI™), and
- the "contract daily return," which is the percentage change in the total dollar weight of the S&P GSCI™ from the previous day to the current day.

Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCI™ and accordingly, the Short Constituents. The methodology for determining the composition and weighting of the S&P GSCI™ and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI™, as described below. S&P makes the official calculations of the S&P GSCI™ and the Short Constituents.

The Index Committee and the Index Advisory Panel

S&P has established an Index Committee to oversee the daily management and operations of the S&P GSCI™, and is responsible for all analytical methods and calculation of the indices. The Index Committee consists of three full-time professional members of S&P's staff and two members of Goldman Sachs Group, Inc. At each meeting, the Index Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for an addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities or other matters.

S&P considers information about changes to its indices and related matters to be potentially market- moving and material. Therefore, all Index Committee discussions are confidential.

S&P has established an Index Advisory Panel (the "Advisory Panel") to assist it in connection with the operation of the S&P GSCI™. The Advisory Panel meets on an annual basis and at other times at the request of S&P. The principal purpose of the Advisory Panel is to advise S&P with respect to, among other things, the calculation of the S&P GSCI™, the effectiveness of the S&P GSCI™ as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the S&P GSCI™. The Advisory Panel acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the S&P GSCI™ are made by S&P.

Composition of the S&P GSCI™

In order to be included in the S&P GSCI™, a contract must satisfy the following eligibility criteria:

- The contract must be in respect of a physical commodity and not a financial commodity;

- The contract must:

  - have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

  - at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

- The contract must be traded on a trading facility which allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the S&P GSCI™ that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods (defined below).

The commodity must be the subject of a contract that:

- is denominated in U.S. dollars; and

- is traded on or through an exchange, facility or other platform (referred to as a "trading facility") that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:

  - makes price quotations generally available to its members or participants (and to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

  - makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

  - accepts bids and offers from multiple participants or price providers; and

  - is accessible by a sufficiently broad range of participants.

With respect to inclusion on each sub-index of the S&P GSCI™, a contract must be in respect to the physical commodity that is described by that specific index.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the "daily contract reference price") must generally have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™. In appropriate circumstances, however, S&P, in consultation with the Advisory Panel, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract.

At and after the time a contract is included in the S&P GSCI™, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and to S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the S&P GSCI™, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made. The following eligibility criteria apply:

- A contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity that is not represented in the S&P GSCI™ at such time must, in order to be added to the S&P GSCI™ at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

- A contract that is already included in the S&P GSCI™ at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI™ must, in order to continue to be included in the S&P GSCI™ after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

- A contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to be added to the S&P GSCI™ at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.

- A contract that is already included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to continue to be included in the S&P GSCI™ after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

In addition:

- A contract that is already included in the S&P GSCI™ at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI™ and each contract's percentage of the total is then determined.

- A contract that is not included in the S&P GSCI™ at the time of determination must, in order to be added to the S&P GSCI™ at such time, have a reference percentage dollar weight of at least 1.00%.

- In the event that two or more contracts on the same commodity satisfy the eligibility criteria, such contracts will be included in the S&P GSCI™ in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI™ attributable to such commodity exceeding a particular level.

- If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI™ attributable to it at the time of determination. Subject to the other eligibility criteria relating to the composition of the S&P GSCI™, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI™ attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI™ attributable to it.

The contracts currently included in the S&P GSCI™ are all futures contracts traded on the New York Mercantile Exchange, Inc. ("NYMEX"), the IntercontinentalExchange Futures ("ICE Futures"), the Chicago Mercantile Exchange ("CME"), the Chicago Board of Trade ("CBOT"), the Coffee, Sugar & Cocoa Exchange, Inc. ("CSC"), the New York Cotton Exchange ("NYC"), the Kansas City Board of Trade ("KBT"), the Commodities Exchange Inc. ("CMX") and the LME.

The quantity of each of the contracts included in the S&P GSCI™ is determined on the basis of a five-year average (referred to as the "world production average") of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P, in consultation with the advisory committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

The five-year moving average is updated annually for each commodity included in the S&P GSCI™, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the S&P GSCI™ are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI™ is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI™ to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI™ will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCI™, in consultation with the Advisory Panel, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI™. Commodities included in the S&P GSCI™ which no longer satisfy such criteria, if any, will be deleted.

S&P, in consultation with the Advisory Panel, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI™ are necessary or appropriate in order to assure that the S&P GSCI™ represents a measure of commodity market performance. S&P has the discretion to make any such modifications, in consultation with the Advisory Panel.

Contract Expirations

Because the S&P GSCI™ comprises actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as "contract expirations." The contract expirations included in the S&P GSCI™ for each commodity during a given year are designated by S&P, in consultation with the Advisory Panel, provided that each such contract must be an "active contract." An "active contract" for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI™ will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI™. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI™. If that timing is not practicable, S&P will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Value of the S&P GSCI™

The value of the S&P GSCI™ on any given day is equal to the total dollar weight of the S&P GSCI™ divided by a normalizing constant that assures the continuity of the S&P GSCI™ over time. The total dollar weight of the S&P GSCI™ is the sum of the dollar weight of each of the underlying commodities.

The dollar weight of each such commodity on any given day is equal to:

- the daily contract reference price,
- multiplied by the appropriate CPWs, and
- during a roll period, the appropriate "roll weights" (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 p.m., New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ calculation.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate "roll weight," divided by the total dollar weight of the S&P GSCI™ on the preceding day, minus one.

The "roll weight" of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI™ is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ also takes place over a period of days at the beginning of each month (referred to as the "roll period"). On each day of the roll period, the "roll weights" of the first nearby contract expiration on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

- no daily contract reference price is available for a given contract expiration;

- any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a "Limit Price");

- the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 p.m., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; *provided, that*, if the trading facility publishes a price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

- trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract will be effected in its entirety on the next day on which such conditions no longer exist.

Calculation of the Short Constituents

The value of any of the Short Constituents on any S&P GSCI™ business day is equal to the product of (1) the value of the underlying futures contracts on the immediately preceding S&P GSCI™ business day multiplied by (2) one plus the contract daily return of the applicable Short Constituent on the S&P GSCI™ business day on which the calculation is made.

Information

All information contained herein relating to the S&P GSCI™ and the Short Constituents, including their make-up, method of calculation, changes in their components and historical performance, has been derived from publicly available information.

The information contained herein with respect to each of the Short Constituents and the S&P GSCI™ reflects the policies of, and is subject to change by, S&P.

Current information regarding the market value of the Short Constituents is available from S&P and from numerous public information sources. We make no representation that the publicly available information about the Short Constituents is accurate or complete.

License Agreement with Standard & Poor's

The S&P GSCI™ and the Short Constituents are licensed by S&P for use in connection with an issuance of the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P GSCI™ Excess Return or the S&P GSCI™ Light Energy Index Excess Return to track general stock market performance. S&P and its third party licensor's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Short Constituents, which are determined, composed and calculated by S&P or its third party licensors without regard to JPMorgan Chase & Co. or the notes. S&P and its third party licensors have no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the S&P GSCI™ Excess Return and the S&P GSCI™ Light Energy Index Excess Return. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P GSCI^{TM} EXCESS RETURN AND THE S&P GSCI^{TM} LIGHT ENERGY INDEX EXCESS RETURN OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE S&P GSCI^{TM} EXCESS RETURN AND THE S&P GSCI^{TM} LIGHT ENERGY INDEX EXCESS RETURN OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's," "S&P" and "S&P GSCI^{TM}" are trademarks of Standard & Poor's and have been licensed for use by J.P. Morgan Securities Inc. and sublicensed for use by JPMorgan Chase & Co.

GENERAL TERMS OF NOTES

Note Calculation Agent, Underlying Calculation Agent and Contag Beta Calculation Agent

Your payment on the notes will effectively be determined by calculations undertaken by two entities, each of which is a subsidiary of ours. J.P. Morgan Securities Inc., or JPMSI, which is referred to in this product supplement as the "Note Calculation Agent," will act as the calculation agent for the notes and in this capacity will make all determinations with respect to our payment obligations under the notes. J.P. Morgan Securities Ltd., or JPMSL, serves as Underlying Calculation Agent, and in such capacity will make determinations with respect to the composition and level of the Contag Conditional Indices. JPMSL will also serve as Contag Beta Calculation Agent, and in such capacity will make determinations with respect to the composition and level of the Long Constituents. For more information on the Underlying Calculation Agent, see "The J.P. Morgan Contag Conditional Indices — Underlying Calculation Agent; Amendment of Rules; Limitation of Liability" elsewhere in this product supplement. For more information on the Contag Beta Calculation Agent, see "Background on the Long Constituents — The J.P. Morgan Contag Beta Indices — Contag Beta Calculation Agent; Amendment of Rules; Limitation of Liability" elsewhere in this product supplement.

The Note Calculation Agent will determine, among other things, the Initial Underlying Value, the Strike Value, if applicable, the Underlying closing value on each Initial Averaging Date, if applicable, and each Underlying Valuation Date, the Ending Underlying Value, the Underlying Return and the payment at maturity, if any, on the notes. In addition, the Note Calculation Agent will determine whether there has been a market disruption event or a discontinuation of the Underlying, the amount payable to you in the event of an early acceleration and whether there has been a material change in the method of calculating the Underlying. All determinations made by the Note Calculation Agent will be at the sole discretion of the Note Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Note Calculation Agent from time to time after the date of the original issue of the notes without your consent and without notifying you.

The Note Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date.

All calculations with respect to the Initial Underlying Value, the Ending Underlying Value, the Underlying Return or any Underlying closing value will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per $1,000 principal amount note at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the Underlying Calculation Agent from calculating the Underlying closing value on any Initial Averaging Date, if applicable, or Underlying Valuation Date. The failure may, in turn, prevent the Note Calculation Agent from determining the amount, if any, that we will pay you at maturity. These events may include failure of the Underlying Calculation Agent to publish the value of the Underlying, as well as disruptions or suspensions of trading in the markets for derivative products linked to the relevant Constituents of the Underlying, trading in the markets for commodity futures contracts underlying the relevant Constituents of the Underlying, or trading in the commodity markets as a whole. In addition, certain events may prevent us or our affiliates from hedging our obligations under the notes including, but not limited to changes in laws or regulations applicable to the commodity futures contracts underlying the Constituents sub-indices included in the Underlying synthetic portfolio. In the case of such an event we have the right, but not the obligation, to accelerate the payment on the notes as described below under "Consequences of a Commodity Hedging Disruption Event." We refer to each of these events described in the following paragraph individually as a "market disruption event."

With respect to the Underlying and any relevant Successor Underlying, a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

(1) the termination or suspension of, or material limitation or disruption in the trading of any exchange-traded commodity futures contract then underlying any constituent sub-index contained in the Underlying or Successor Underlying synthetic portfolio; or

(2) the price at any time of any exchange-traded commodity futures contract then underlying any constituent sub-index contained in the Underlying or Successor Underlying synthetic portfolio has increased or decreased by an amount equal to the maximum permitted price change set by the relevant exchange; or

(3) the failure of the sponsor of any sub-index contained in the Underlying or Successor Underlying synthetic portfolio to calculate and publish the U.S. dollar level for such sub-index; or

(4) the settlement price or fixing level, as applicable, is not published for any exchange-traded commodity futures contract then underlying any sub-index contained in the Underlying or Successor Underlying synthetic portfolio; or

(5) the failure of the Underlying Calculation Agent to calculate and publish the value of the Underlying, or the failure of the calculation agent for the relevant Successor Underlying to calculate and publish the value of the Successor Underlying; or

(6) the occurrence of a material change in the formula for or the method of calculating the relevant settlement price or fixing level, as applicable, of the exchange-traded commodity futures contracts then underlying the Underlying or Successor Underlying; or

(7) the occurrence of a material change in the content, composition or constitution of the exchange-traded commodity futures contracts then underlying the Underlying or Successor Underlying; or

(8) a commodity hedging disruption event;

in each case as determined by the Note Calculation Agent in its sole discretion; and

- in the case of an event described in clause (1), (2), (3), (4), (5), (6) or (7) above, a determination by the Note Calculation Agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

A limitation on the hours or number of days of trading will not constitute a market disruption event with respect to the Underlying and any relevant successor index if the limitation results from an announced change in the regular business hours of the relevant exchange or market.

A "commodity hedging disruption event" means that:

(a) due to (i) the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law) (ii) the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the U.S. Commodities Futures Trading Commission or any exchange or trading facility), in each case occurring on or after the pricing date, the Note Calculation Agent determines in good faith that it is contrary (or upon the adoption it will be contrary) to such law, rule, regulation, order decision or determination for us to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the notes (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) ("hedge positions"), including, without limitation, if such hedge positions (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the Note Calculation Agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the Note Calculation Agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the notes, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Please see the risk factor entitled "The commodity futures contracts underlying the constituent sub-indices are subject to legal and regulatory regimes that may change in ways that could affect our ability to hedge our obligations under the notes and/or could lead to the early acceleration of your notes" for more information.

Consequences of a Commodity Hedging Disruption Event

If a commodity hedging disruption event occurs, we will have the right, but not the obligation, to accelerate the payment on the notes by providing, or causing the Note Calculation Agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the business day immediately following the day on which such commodity hedging disruption event occurred. The amount due and payable per $1,000 principal amount note upon such early acceleration will be determined on the date on which we deliver notice of such acceleration by the Note Calculation Agent in good faith in a commercially reasonable manner and will be payable on the fifth business day following the day on which the Note Calculation Agent delivers notice of such acceleration. We will provide, or will cause the Note Calculation Agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a commodity hedging disruption event.

Discontinuation of the Underlying; Alteration of Method of Calculation

 If the Underlying Calculation Agent discontinues calculation or publication of the Underlying and J.P. Morgan Securities Ltd. or another entity publishes a successor or substitute index that the Note Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Underlying (such index being referred to in this product supplement as a "Successor Underlying"), then the Underlying closing value on any relevant Determination Date or any other relevant date on which the Underlying closing value is to be determined will be determined by reference to the value of such Successor Underlying at the time of daily final publication, or close of trading on the relevant exchange or market for the Successor Underlying, as applicable, on such day.

Upon any selection by the Note Calculation Agent of a Successor Underlying, the Note Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the Underlying Calculation Agent discontinues publication of the Underlying prior to, and such discontinuation is continuing on, a Determination Date or any other relevant date on which the Underlying closing value is to be determined and the Note Calculation Agent determines, in its sole discretion, that no Successor Underlying is available at such time, or the Note Calculation Agent has previously selected a Successor Underlying and publication of such Successor Underlying is discontinued prior to, and such discontinuation is continuing on, such Determination Date or such other relevant date, then the Note Calculation Agent will determine the Underlying closing value for such Determination Date or such other relevant date on such date. The Underlying closing value will be computed by the Note Calculation Agent in accordance with the formula for and method of calculating the Underlying or such Successor Underlying, as applicable, last in effect prior to such discontinuation, using the relevant contract price (or, if trading in the relevant commodity future contracts has been materially suspended or materially limited, the Note Calculation Agent's good faith estimate of the value that would have prevailed but for the suspension or limitation) at the close of the principal trading session on such date on the relevant exchange of each constituent sub-index most recently constituting the Underlying or Successor Underlying, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Underlying or Successor Underlying as applicable may adversely affect the value of the notes.

If at any time the method of calculating the Underlying or a Successor Underlying, or the value thereof, is changed in a material respect, or if the Underlying or a Successor Underlying is in any other way modified so that the Underlying or such Successor Underlying does not, in the opinion of the Note Calculation Agent, fairly represent the value of the Underlying or such Successor Underlying had such changes or modifications not been made, then, from and after such time, the Note Calculation Agent will, at the close of business in New York City on each date on which the Underlying closing value is to be determined, make such calculations and adjustments as, in the good faith judgment of the Note Calculation Agent, may be necessary in order to arrive at an underlying of a index comparable to the Underlying or such Successor Underlying, as the case may be, as if such changes or modifications had not been made, and the Note Calculation Agent will calculate the Underlying closing value with reference to the Underlying or such Successor Underlying, as adjusted. Accordingly, if the method of calculating the Underlying or a Successor Underlying is modified so that the value of such Underlying or Successor Underlying is a fraction of what it would have been if there had been no such modification, then the Note Calculation Agent will adjust such Underlying in order to arrive at a value of the Underlying or such Successor Underlying as if there had been no such modification.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be determined by the Note Calculation Agent and will be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the final Underlying Valuation Date. If the notes have more than one Underlying Valuation Date, then, for each Underlying Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Underlying Valuation Dates in excess of one) will be the corresponding Underlying Valuation Dates, unless otherwise specified in the relevant terms supplement.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the Note Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary applies to you if you are an initial holder of a note purchasing the note at its issue price for cash and if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are a holder of a note who is subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;

- a "regulated investment company" as defined in Code Section 851;

- a "real estate investment trust" as defined in Code Section 856;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a person holding a note as part of a hedging transaction, "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to a note;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS regarding the notes. We intend to seek an opinion from Davis Polk & Wardwell LLP, our special tax counsel, which will be based upon the terms of the notes at the time of the relevant offering and certain factual representations to be received from us, regarding the treatment of the notes as "open transactions" for U.S. federal income tax purposes. Whether Davis Polk & Wardwell LLP expresses an opinion regarding the characterization of the notes will be indicated in the relevant terms supplement. In either case, we and you will agree to treat the notes for U.S. federal income tax purposes as "open transactions." While other characterizations of the notes could be asserted by the IRS, as discussed below, the following discussion assumes that the notes are treated for U.S. federal income tax purposes as "open transactions" with respect to the relevant Contag Conditional Index and not as debt instruments, unless otherwise indicated.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the notes prior to maturity other than pursuant to a sale, exchange, early redemption or "deemed exchange" as described below.

Sale, Exchange or Redemption of a Note. Upon a sale or exchange of a note (including early redemption or redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the note, which should equal the amount you paid to acquire the note. This gain or loss should be long-term capital gain or loss if you have held the note for more than one year at that time. The deductibility of capital losses, however, is subject to limitations.

The IRS could assert that a "deemed" taxable exchange has occurred on one or more Rebalancing Dates under certain unexpected circumstances. If the IRS were successful in asserting that a taxable exchange has occurred, you could be required to recognize gain (but probably not loss), which would equal the amount by which the fair market value of the note exceeds your tax basis therein on the relevant Rebalancing Date. Any deemed exchange gain should be capital gain. You should consult your tax adviser regarding the possible U.S. federal income tax consequences of rebalancings.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization or treatment of the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. For example, the IRS might treat the notes as debt instruments issued by us, in which event the taxation of the notes would be governed by certain Treasury regulations relating to the taxation of "contingent payment debt instruments" if the term of the notes from issue to maturity (including the last possible date that the notes could be outstanding) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount on your notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, in each year that you hold your notes (even though you will not receive any cash with respect to the notes prior to maturity or early redemption) and any income recognized upon a sale or exchange of your notes (including early redemption or redemption at maturity) would generally be treated as interest income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the notes might also require you to include amounts in income during the term of your notes and/or might treat all or a portion of the gain or loss on the sale or exchange of your notes (including early redemption or redemption at maturity) as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held your notes. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;
- a foreign corporation; or
- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including early redemption or redemption at maturity).

If you are a Non-U.S. Holder of a note and if the characterization of the notes as "open transactions" is respected, any income or gain from the note should not be subject to U.S. federal income or withholding tax unless it is effectively connected with your conduct of a U.S. trade or business. However, among the issues addressed in the notice described above in "Certain U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Possible Alternative Tax Treatments of an Investment in the Notes" is the degree, if any, to which income with respect to instruments described therein, which might include the notes, should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect.

If the notes were recharacterized as indebtedness, any income or gain from a note nonetheless would not be subject to U.S. withholding tax, provided generally that the certification requirement described below has been fulfilled. Because the characterization of the notes is unclear, payments made to you with respect to a note may be withheld upon at a rate of 30% unless you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

You may be subject to information reporting, and you may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc., as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), JPMSI has agreed and any additional Agents will agree to use reasonable efforts to solicit offers to purchase the principal amount of notes set forth in the cover page of the relevant terms supplement. We will have the sole right to accept offers to purchase the notes and may reject any offer in whole or in part. Each Agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an Agent, in connection with sales of these notes resulting from a solicitation that Agent made or an offer to purchase the Agent received, a commission as set forth in the relevant terms supplement. An Agent will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.

We may also sell notes to an Agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the relevant terms supplement. That Agent may resell notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that Agent determines and as we will specify in the relevant terms supplement. An Agent may offer the notes it has purchased as principal to other dealers. That Agent may sell the notes to any dealer at a discount and, unless otherwise specified in the relevant terms supplement, the discount allowed to any dealer will not be in excess of the discount that Agent will receive from us. After the initial public offering of notes that the Agent is to resell on a fixed public offering price basis, the Agent may change the public offering price, concession and discount.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, neither JPMSI nor any of the affiliated Agent or ours may make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 179-A-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 179-A-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 179-A-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 179-A-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 179-A-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 179-A-I, any related index supplement and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 179-A-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)　target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)　investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)　the number of contacted investors should be relatively small.

(iv)　investors should receive complete and precise information on the proposed investment.

(v)　any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)　the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)　the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 179-A-I and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 179-A-I and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 179-A-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 179-A-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 179-A-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 179-A-I and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a)   at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d)   at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 179-A-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 179-A-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5.   Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

(i)   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

(ii)   the size of the investor's securities portfolio exceeds €500,000;

(iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

(a)   expressly requested the AFM to be considered as a qualified investor; and

(b)   been entered on the register of qualified investors maintained by the AFM;

6.   Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

(a)   an average number of employees during the financial year of at least 250;

(b)   total assets of at least €43,000,000; or

(c)   an annual net turnover of at least €50,000,000.

7.   Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8.   Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9.   Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

(a)   an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

(b)   "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 179-A-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 179-A-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 179-A-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 179-A-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we may be a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14 or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

Annex A

J.P. Morgan Contag
Module A: Selection Methodology

August 2009

J.P.Morgan

1. Contag

Contag refers to a methodology for selecting Futures Contracts (the "Selection Methodology") and several strategies developed by J.P. Morgan (the "Contag Indices") that utilise this methodology. The Selection Methodology uses the slope of the futures curve of certain specified commodities in order to select a particular Futures Contract in respect of each commodity in which to synthetically gain exposure. The Selection Methodology aims to select a Futures Contract with the highest level of Local Backwardation subject to certain constraints, all as further explained in more detail below.

2. This Document

This document, Module A (*Selection Methodology*), explains the Selection Methodology. By itself this document does not define an index or product. The Selection Methodology will result in the determination of a Futures Contract for each Eligible Commodity (the "Contag Contract") in which the relevant Contag Index will have synthetic exposure over the following month.

The determination of the level of a Contag Index will depend, amongst other things, on the selection of the Contag Contracts according to the Selection Methodology. Further modules will be used to describe other concepts or details of the Contag Indices and or modify concepts or details described herein for the purposes of a particular Contag Index. One or more of these modules should be read in conjunction with this document to obtain the full rules of the relevant Contag Index.

3. Definitions

Capitalised terms used in this document should be interpreted according to the definitions given below. In many cases there is a further explanation of the term or concept in the body of this document.

Base Contract	means, in relation to an Eligible Commodity and a Relevant Month, a Futures Contract which is a member of the Base Set.
Base Set	means, in relation to an Eligible Commodity and a Relevant Month, a set of Futures Contracts which enter into the Selection Methodology for the determination of the Contag Contract.
Closest Dated Preceding Futures Contract	means, in relation to a Base Set and the ith Base Contract of the Base Set, the $(i-1)^{th}$ Base Contract.
Contag Contract	means, in relation to an Eligible Commodity and a Relevant Month, the Futures Contract selected by the Selection Methodology.
Contag Index or Contag Indices	means a family of commodity based strategies developed by J.P. Morgan that are dependent on the Selection Methodology.
Contract at Month Start	means, in relation to an Eligible Commodity and a Relevant Month, the Futures Contract with the earliest Delivery Month in the Base Set.
Contract Business Day	means, in relation to an Eligible Commodity and a Futures Contract, a day on which the Relevant Exchange for such Eligible Commodity is scheduled to be open for trading for its regular trading sessions and to publish a settlement price.

Contract Letter	means each letter listed in Table 2: Mapping *of Contract Letter to Delivery Months*), denoting the Delivery Month of a Futures Contract.
Contract Price	means, in relation to a Futures Contract and a Dealing Day, the settlement price in USD of such Futures Contract as published by the Relevant Exchange for such Dealing Day.
Contract Selection Date	means, in relation to each Relevant Month, the Dealing Day for which Contract Prices are observed in the Selection Methodology as specified in Section 4.1 (*General*) below.
Dealing Day	means a day on which the NYSE Euronext is scheduled to be open for trading for its regular trading session.
Deferring Commodities	means the Eligible Commodities set out as a Deferring Commodity in Table 3 (*Eligible Commodities*).
Delivery Month	means, in relation to a Futures Contract, the month in which such Futures Contract is due to expire, settle or be delivered as specified by the Relevant Exchange.
Disrupted Day	has the meaning given to it in Section 5 (*Market Disruption*) below.
Eligible Commodity	means each commodity listed on the Related Exchange specified in Table 3: Eligible *Commodities*) below.
Eligible Contract	means, in relation to an Eligible Commodity and a Relevant Month, a Futures Contract which is eligible to be selected as the Contag Contract as determined in Section 4.4 (*Eligible Contracts*) below.
Eligible Set	means, in relation to an Eligible Commodity and a Relevant Month, a set of Eligible Contracts.
Futures Contract	means a contract for delivery of an Eligible Commodity which is associated with a Delivery Month.
Index Calculation Agent	means J.P. Morgan Securities Ltd. or any affiliate or subsidiary designated by it to act as calculation agent in connection with the Selection Methodology.
J.P. Morgan	means J.P. Morgan Securities Ltd., any affiliate, subsidiary of nominated successor thereof.
Limit Price	means, in relation to a Dealing Day and a Contract Price, the maximum or minimum price allowed for that Futures Contract by the Relevant Exchange on such day.
Liquid Contract Months	means, in relation to an Eligible Commodity that is a Deferring Commodity, the Futures Contracts listed as such in *Table 3: Eligible Commodities*).
Local Backwardation	means, in respect of a Futures Contract (F_i), a measure of the degree of backwardation between F_i and the Closest Dated Preceding Futures Contract (F_{i-1}) as further defined in Section 4.2 (*Local Backwardation*) below.

Market Disruption	means the occurrence of a Disrupted Day, as described in Section 5 (*Market Disruptions*) below.
Most Backwardated Contract	means, in relation to an Eligible Set, the Eligible Contract with the highest Local Backwardation.
Non-Deferring Commodity	means an Eligible Commodity which is not a Deferring Commodity as set out in Table 3 (*Eligible Commodities*) below.
Previously Selected Contract	means, in relation to a Relevant Month and an Eligible Commodity, the Contag Contract for such Eligible Commodity for the month immediately preceding the Relevant Month.
Relevant Exchange	means, in respect of an Eligible Commodity, the exchange on which such Futures Contract is listed as specified in Table 3 (*Eligible Commodities*), or any successor to such exchange.
Relevant Month	means the calendar month in respect of which the Selection Methodology is determining the Contag Contracts.
Selection Methodology	means the algorithmic process described in this document for the selection of Contag Contracts.
Significant Benefit Test	means the test set out in Section 4.5.3 (*Significant Benefit Test*) to decide if the Most Backwardated Contract shall be the Contag Contract.

4. Methodology

4.1   General

The Selection Methodology is an algorithmic process which determines, in respect of each calendar month (the "Relevant Month") and each Eligible Commodity, the Contag Contract. The Contag Contract is selected from the Eligible Contracts in respect of such Eligible Commodity for such Relevant Month. This selection is based on Contract Prices for the last Dealing Day of the calendar month immediately preceding the Relevant Month (the "Contract Selection Date" for the Relevant Month).

The Selection Methodology may be described as "backwardation-seeking". The methodology aims (subject to various constraints) to select the Futures Contract which has the highest Local Backwardation based on the Contract Price for a Futures Contract on the Contract Selection Date compared to the Contract Price for the Closest Dated Preceding Futures Contract.

4.2   Local Backwardation

When looking at the Contract Prices of Futures Contracts in relation to an Eligible Commodity the term "backwardation" is used to refer to the situation where Futures Contracts with a Delivery Month further in time have lower Contract Prices than Futures Contracts with a Delivery Month closer in time. If plotted on a graph the curve of the Contract Prices of the Futures Contracts of an Eligible Commodity would be downsloping.

In the Selection Methodology the term Local Backwardation is used as a measure of the degree of backwardation for the ith Base Contract (F_i) in the Base Set compared to the preceding Base Contract (F_{i-1}) in the Base Set (the "Closest Dated Preceding Futures Contract").

Subject to the occurrence of a Market Disruption and in respect of a Relevant Month, Local Backwardation in respect of the ith Base Contract in the Base Set (F_i) is determined by the Index Calculation Agent in accordance with the following formula:

$$Local\ Backwardation(F_i) = \frac{1}{m}\left(\frac{Level(F_{i-1})}{Level(F_i)} - 1\right)$$

where:

Level(F_i)   means the Contract Price of the ith Base Contract in the Base Set (F_i) on the Contract Selection Date in respect of the Relevant Month;

Level(F_{i-1})   means the Contract Price of the (i-1)th Base Contract in the Base Set (F_{i-1}) on the Contract Selection Date in respect of the Relevant Month; and

m means the number of calendar months from and including the Delivery Month of F_{i-1} to but excluding the Delivery Month of F_i. If the Delivery Months of F_{i-1} and F_i are consecutive, m shall be 1.

Local Backwardation cannot be determined for the first Base Contract in a Base Set (F_1) since there is no Closest Dated Preceding Futures Contract in the Base Set.

4.3   The Base Set

In respect of each Relevant Month and for each Eligible Commodity, only certain Futures Contracts may be considered by the Selection Methodology. These Futures Contracts comprise the Base Set and each such Futures Contract in the Base Set is a Base Contract.

The Base Set shall be determined by reference to Table 1 (*Futures Contracts entering into the Base Set*) below.

Each row of Table 1 gives information about an Eligible Commodity. Under the heading "Contract at Month Start" are 12 columns, corresponding (from left to right) to each calendar month from, and including, January to, and including, December. The entries in the columns are single uppercase letters (each a "Contract Letter"). Each Contract Letter relates to a month which is detailed in Table 2 (*Mapping of Contract Letter to Delivery Months*) below and such month is the Delivery Month of a Futures Contract. Reading from left to right in Table 1 the Delivery Month is increasing through the year, so that where the Delivery Month in the columns towards the right of the table moves from a later month e.g. Z (December) to an earlier month e.g. F (January) the Delivery Month refers to that month in the year immediately following the year in which the Relevant Month falls.

Eligible Commodity (Relevant Exchange)	Contract at Month Start											
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
WTI Crude Oil (NYMEX)	G	H	J	K	M	N	Q	U	V	X	Z	F
Brent Crude Oil (ICE)	H	J	K	M	N	Q	U	V	X	Z	F	G
Heating Oil (NYMEX)	G	H	J	K	M	N	Q	U	V	X	Z	F
Gas Oil (ICE)	G	H	J	K	M	N	Q	U	V	X	Z	F
RBOB Gasoline (NYMEX)	G	H	J	K	M	N	Q	U	V	X	Z	F
Natural Gas (NYMEX)	G	H	J	K	M	N	Q	U	V	X	Z	F
Wheat (CBOT)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Kansas Wheat (KCBOT)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Soybeans (CBOT)	H	H	K	K	N	N	X	X	X	X	F	F
Corn (CBOT)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Coffee (NYBOT)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Sugar (NYBOT)	H	H	K	K	N	N	V	V	V	H	H	H
Cotton (NYBOT)	H	H	K	K	N	N	Z	Z	Z	Z	Z	H
Cocoa (NYBOT)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Aluminium (LME)	G	H	J	K	M	N	Q	U	V	X	Z	F
Copper (LME)	G	H	J	K	M	N	Q	U	V	X	Z	F
Lead (LME)	G	H	J	K	M	N	Q	U	V	X	Z	F
Nickel (LME)	G	H	J	K	M	N	Q	U	V	X	Z	F
Zinc (LME)	G	H	J	K	M	N	Q	U	V	X	Z	F
Gold (COMEX)	G	J	J	M	M	Q	Q	Z	Z	Z	Z	G
Silver (COMEX)	H	H	K	K	N	N	U	U	Z	Z	Z	H
Lean Hogs (CME)	G	J	J	M	M	N	Q	V	V	Z	Z	G
Live Cattle (CME)	G	J	J	M	M	Q	Q	V	V	Z	Z	G
Feeder Cattle (CME)	H	H	J	K	Q	Q	Q	U	V	X	F	F

Table 1: Futures Contracts entering into the Base Set

Contract Letter	F	G	H	J	K	M	N	Q	U	V	X	Z
Delivery Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

Table 2: Mapping of Contract Letter to Delivery Months

The Base Set in respect of each Eligible Commodity shall comprise (i) the Futures Contract indicated as the "Contract at Month Start" in Table 1 above for the Relevant Month and (ii) each Futures Contract indicated for each subsequent month from, but excluding, the Relevant Month to, and including, the month falling 12 months after the Relevant Month.

Example 1: for the Eligible Commodity WTI Crude Oil (NYMEX) and the Relevant Month of January 2009, the Base Set shall consist of the 13 Futures Contracts with Delivery Months of February 2009 (the Contract at Month Start for the Relevant Month), March 2009, April 2009, May 2009, June 2009, July 2009, August 2009, September 2009, October 2009, November 2009, December 2009, January 2010 and February 2010.

Although the Base Set considers the Futures Contracts for the 13 calendar months from and including the Relevant Month to and including the month falling 12 months after the Relevant Month, the number of Base Contracts in the Base Set may be less than 13 (as in Example 2 below). The number of Base Contracts in the Base Set can be determined by considering the number of different Contract Letters in the row relevant to an Eligible Commodity in Table 1 (*Futures Contracts entering into the Base Set*) above.

Example 2: for the Eligible Commodity Corn (CBOT) and the Relevant Month of January 2009, the Base Set shall consist of the 6 Futures Contracts with Delivery Months of March 2009 (the Contract at Month Start for the Relevant Month), May 2009, July 2009, September 2009, December 2009 and March 2010.

The Base Contracts contained in the Base Set shall be enumerated from 1 (the nearest-dated Base Contract in the Base Set) to i (the farthest-dated Base Contract in the Base Set) where i is the size of the Base Set. In Example 1 above, the February 2009 Base Contract shall be numbered 1 and the February 2010 Base Contract shall be numbered 13. In Example 2 above, the March 2009 Base Contract shall be numbered 1 and the March 2010 Base Contract shall be numbered 6.

4.4   Eligible Contracts

Once the Base Set in respect of an Eligible Commodity is determined the Index Calculation Agent will then determine a subset of the Base Set called the Eligible Set in accordance with the paragraph 4.4.1 (*Deferring Commodity*) below. Each Futures Contract which is a member of such subset is an Eligible Contract.

4.4.1 Deferring Commodity

Each Eligible Commodity is classified as either a Deferring Commodity or a Non-Deferring Commodity as specified in Table 3 (*Eligible Commodities*) below.

In respect of Non-Deferring Commodities, the Contract at Month Start for the month immediately following the Relevant Month shall be the only Eligible Contract in the Eligible.

In respect of Deferring Commodities, the Eligible Contracts are the Base Contracts with a Delivery Month:
(1) not earlier than the second Base Contract in the Base Set (F_2); and
(2) not more than 6 months following the Relevant Month; and
(3) more than 6 months following the Relevant Month and included in the list of Liquid Contract Months for the Eligible Commodity as specified in Table 3 (*Eligible Commodities*) below.

4.5   Contag Contracts

4.5.1   The Previously Selected Contract

In respect of each Eligible Commodity, the Previously Selected Contract shall mean the Contag Contract for such Eligible Commodity for the month immediately preceding the Relevant Month.

4.5.2   The Most Backwardated Contract

In respect of each Eligible Commodity, the Local Backwardation shall be calculated for each Eligible Contract in the Eligible Set. When determining the Local Backwardation for an Eligible Contract the Closest Dated Preceding Futures Contract in relation to such Eligible Contract shall be the Base Contract immediately preceding the Eligible Contract in the Base Set.
The Eligible Contract with the highest Local Backwardation shall be the Most Backwardated Contract for the relevant Eligible Commodity.

4.5.3   Significant Benefit Test

In cases where the Previously Selected Contract is an Eligible Contract in the Eligible Set for the Relevant Month, the Significant Benefit Test is intended to determine that the Contag Contract should change from one Relevant Month to the next Relevant Month, *only* where the increase in Local Backwardation by changing the exposure of the Contag Index to the Most Backwardated Contract significantly increases the Local Backwardation.

The Index Calculation Agent shall determine whether the Significant Benefit Test is passed as follows:

The Significant Benefit Test is considered to be passed if either:

(1) F_{PS} is not in the Eligible Set; or

(2) the following inequality is true:

$$Local\ Backwardation(F_{MB}) > Local\ Backwardation(F_{PS}) + SBT$$

where:

F_{PS} means the Previously Selected Contract;

F_{MB} means the Most Backwardated Contract;

SBT   means the "Significant Benefit Threshold" and is equal to 0.005.

If the Previously Selected Contract and the Most Backwardated Contract are the same Futures Contract the Significant Benefit Test will fail.

4.5.4   Choice of Contag Contract

In respect of an Eligible Commodity, the Contag Contract in respect of the Relevant Month shall be selected as follows:

If the Significant Benefit Test is passed the Contag Contract shall be the Most Backwardated Contract otherwise it shall be the Previously Selected Contract.

4.6   Eligible Commodities

Eligible Commodity	Relevant Exchange	Deferring Commodity (D) or Non-Deferring Commodity (N)	Liquid Contract Months
WTI Crude Oil	NYMEX	D	Z
RBOB Gasoline	NYMEX	D	None
Heating Oil	NYMEX	D	M, Z
Natural Gas	NYMEX	D	F, H, J, V
Brent Crude Oil	ICE	D	Z
Gas Oil	ICE	D	M, Z
Gold	COMEX	N	Not Applicable
Silver	COMEX	N	Not Applicable
Aluminium	LME	D	Z
Copper	LME	D	Z
Lead	LME	D	Z
Nickel	LME	D	Z
Zinc	LME	D	Z
Corn	CBOT	D	Z

Soybeans	CBOT	D	X
Wheat	CBOT	D	N, Z
Kansas Wheat	KCBOT	D	N, Z
Cocoa	NYBOT	D	None
Coffee	NYBOT	D	None
Cotton	NYBOT	N	Not Applicable
Sugar	NYBOT	D	H
Feeder Cattle	CME	N	Not Applicable
Lean Hogs	CME	N	Not Applicable
Live Cattle	CME	D	None

Table 3: Eligible Commodities

5. Market Disruptions

If, on any Contract Selection Date, any of the conditions (i) to (iii) below apply to a Futures Contract due to comprise the Base Set then such day shall be regarded as a Disrupted Day in respect of that Futures Contract and this shall constitute a Market Disruption for such Futures Contract:

(i) such Contract Selection Date is not a Contract Business Day with respect to such Futures Contract;

(ii) the Contract Price of such Futures Contract on such Contract Selection Date is a Limit Price;

(iii) no Contract Price is available for the Futures Contract on such Contract Selection Date.

If a Market Disruption exists in respect of a Futures Contract due to comprise the Base Set the Selection Methodology will be adjusted by the Index Calculation Agent as follows:

A) in cases (i) and (iii) above, the Selection Methodology will treat the Contract Price for such Contract Selection Date as being equal to the Contract Price for the relevant Futures Contract which was available on the Dealing Day immediately preceding the Contract Selection Date and on which no Market Disruption occurred. If no such Contract Price exists then that particular Futures Contract will be excluded from the Base Set and the Selection Methodology will otherwise remain unaltered; or

B) in case (ii) the Selection Methodology will not be modified and the Contract Price for such Contract Selection Date shall be the Limit Price.

J.P. Morgan Contag
Module D: J.P. Morgan Contag Conditional Indices

September 2009

J.P.Morgan

1. Contag

Contag refers to a methodology for selecting Futures Contracts (the "Selection Methodology") and several strategies developed by J.P. Morgan (the "Contag Indices") that utilise this methodology. The Selection Methodology uses the slope of the futures curve of certain specified commodities in order to select a particular Futures Contract in respect of each commodity in which to synthetically gain exposure. The Selection Methodology aims to select a Futures Contract with the highest level of Local Backwardation subject to certain constraints, all as further explained the document "J.P. Morgan Contag Module A: Selection Methodology".

2. This Document

This document, Module D (*J.P. Morgan Contag Conditional Indices*), explains the construction of the J.P. Morgan Contag Conditional Indices (the "Contag Conditional Indices"). By itself this document does not define an index or product. A Contag Conditioinal Index is a notional rules-based proprietary commodity index reflecting a long-short synthetic exposure to commodities by reference to two excess return commodity indices (the "Long Constituent" and the "Short Constituent").

This document should be read in conjunction with the document "J.P. Morgan Contag Module A: Selection Methodology" (the "Selection Methodology Document"). The index construction explained in this document is of a general form, with certain concepts or particulars left unspecified (for example, the choice of Long Constituent and Short Constituent). Other modules will be used to specify these particulars (each an "Externally Specified Particular"). One or more modules should be read in conjunction with this document and the Selection Methodology Document to obtain the full rules of the relevant Contag Index. Throughout this document, "Index" shall refer to a Contag Conditional Index. Each Contag Conditional Index shall have a further module setting out the Index Name and any Externally Specified Particulars or other details required by the Index Calculation Agent to determine the Index Level.

This document may be amended or supplemented from time to time at the discretion of the Index Calculation Agent and will be re-published no later than thirty (30) calendar days following such amendment or supplement.

This document is published by J.P. Morgan Securities Ltd. ("JPMSL") of 125 London Wall, London EC2Y 5AJ, UK in its capacity as Index Calculation Agent. A copy of this document is available from the Index Calculation Agent.

ALL PERSONS READING THIS DOCUMENT SHOULD REFER TO THE RISK FACTORS, DISCLAIMERS AND CONFLICTS SECTIONS SET OUT AT THE END OF THIS DOCUMENT AND IN ANY OTHER RELEVANT MODULE AND CONSIDER THE INFORMATION CONTAINED IN THIS DOCUMENT IN LIGHT OF SUCH RISK FACTORS, DISCLAIMERS AND CONFLICTS.

NOTHING HEREIN CONSTITUTES AN OFFER TO BUY OR SELL ANY SECURITIES, PARTICIPATE IN ANY TRANSACTION OR ADOPT ANY INVESTMENT STRATEGY OR LEGAL, TAX, REGULATORY OR ACCOUNTING ADVICE.

Each of JPMSL and its affiliates may have positions or engage in transactions in securities or other financial instruments based on or indexed or otherwise related to the Contag Conditional Indices.

3. Definitions

Capitalised terms used in this document should be interpreted according to the definitions given below. In many cases there is a further explanation of the term or concept in the body of this document. All terms listed under the Definitions section in the Selection Methodology Document shall be deemed to have the same meaning in this document. In the event of a conflict between definitions used in the Selection Methodology Document and this document, the term used herein shall prevail.

Unless otherwise specified, references to "Sections" or "Tables" in this Document shall mean sections or tables in this document.

The following terms are defined as follows:

Adjusted Index Level	see Section 7 (*Market Disruptions*)
Alpha Mode	means, in respect of a Relevant Month, that the Index will capture synthetic long exposure to the Long Constituent and synthetic short exposure to the Short Constituent;
Beta Mode	means, in respect of a Relevant Month, that the Index will capture synthetic long exposure to the Long Constituent;

Change in Law   means:

(a)   due to:

(i)   the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law); or

(ii)   the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, order, decision or determination (including, without limitation, as implemented by the U.S. Commodity and Futures Trading Commission or exchange or trading facility),

in each case, the Index Calculation Agent determines in good faith that (x) it is contrary (or, upon adoption, it will be contrary) to such law, rule, regulation, order, decision or determination for any market participants that are brokers or financial intermediaries (individually or collectively) to purchase, sell, enter into, maintain, hold, acquire or dispose of any Futures Contract (in whole or in part) (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) or any transaction referencing any Futures Contract or, (y) holding a position in any Futures Contract or any transaction referencing any Futures Contract is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, rule, regulation or order in relation to such Futures Contract traded on any exchange(s) or other trading facility (including, without limitation, any Relevant Exchange); or

(b)   the occurrence or existence of any:

(i)   suspension or limitation imposed on trading commodities futures contracts (including, without limitation the Futures Contracts); or

(ii)   any other event that causes trading in commodity futures contracts (including, without limitation Futures Contracts) to cease;

Conditional Long-Short Signal	see Section 5.2;

Constituent	means either the Long Constituent or the Short Constituent and, for the purposes of Section 8 only, additionally means each and any S&P GSCI™ single commodity sub-index corresponding to the 24 commodities included in the S&P GSCI™ Excess Return Index as of January 2009, as referenced in the applicable S&P GSCI™ Methodology.
Contag Conditional Index	see Section 2 (*This Document*).
Equally Weighted Basket Consistency	see Section 5.3.2;
Equally Weighted Basket Performance	see Section 5.3.1;
Externally Specified Particular	means any value or parameter used in this document but not specified. Such values or parameters will be specified in other modules.
Index	means a particular Contag Conditional Index. The rules of such index comprise applicable modules and shall have the Index Name specified in such rules.
Index Level	means, in respect of each Dealing Day, and subject to the occurrence of a Market Disruption Event, a decimal value published by the Index Calculation Agent in accordance with Section 5.5 (*The Index Level*)
Index Name	means the name by which the Index is identified. The Index Name is an Externally Specified Particular.
Index Sponsor	means, in respect of any Constituent or S&P GSCI™ single commodity sub-index, the corporation or other entity that (a) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to the Constituent or S&P GSCI™ single commodity sub-index and (b) announces (directly or through an agent) the level of the Constituent or S&P GSCI™ single commodity sub-index on a regular basis.
Index Ticker	means a Bloomberg™ ticker which identifies the Index. The Index Ticker is an Externally Specified Particular.
Initial Index Day	means the earliest Dealing Day in respect of which the time series of Index Levels is calculated and published by the Index Calculation Agent. The Initial Index Day is an Externally Specified Particular. The Initial Index Day may precede the day on which the Index was first calculated.
Initial Index Level	means the Index Level on the Initial Index Day. The Initial Index Level is an Externally Specified Particular.
Long Constituent	means an excess return index to which the Index has a long exposure. The Long Constituent is an Externally Specified Particular.

Market Disruption Event	means,
	a) in respect of a Constituent and a Dealing Day (such Dealing Day a "Disrupted Day" in respect of such Constituent), either:
	   i. the occurrence or continuation on such Dealing Day of a Market Disruption Event in respect of any Futures Contract (as defined in b) below) entering into the calculation of the closing level of such Constituent; or
	   ii. the occurrence of a Non-Publication Event in respect of such Constituent and such Dealing Day;
	b) in respect of a Futures Contract and a Dealing Day (such Dealing Day a "Disrupted Day" in respect of such Futures Contract), the occurrence of any of the following:
	   i. a material limitation, suspension, discontinuation or disruption of trading of such Futures Contract which results in failure by the Relevant Exchange on which such futures contract(s) is/are traded to report an official settlement price for such futures contract(s);
	   ii. a limitation, suspension or disruption of trading of such Futures Contract, by reason of movements exceeding "limit up" or "limit down" levels permitted by the Relevant Exchange and which, in the opinion of the Index Calculation Agent, is material to trading volume and market conditions in such Futures Contract on such Dealing Day;
	   iii. publication by the Relevant Exchange of a "limit price" as the official settlement price for such Futures Contract (by reason of movements exceeding "limit up" or "limit down" levels permitted by the Relevant Exchange);
	   iv. the Relevant Exchange for such Futures Contract not being open for trading during its regular trading session, regardless of whether any such exchange closes prior to its scheduled closing time.

Market Position	means the direction of exposure to each Constituent. For the Long Constituent, the Market Position of that Constituent is long. For the Short Constituent, the Market Position of that Constituent is short. The Index will benefit from a positive return in the Long Constituent when the level of the Long Constituent increases and will benefit from a negative return in the Short Constituent when the level of the Short Constituent increases. Conversely, the Index will suffer from a negative return in the Long Constituent when the level of the Long Constituent decreases and will suffer from a positive return in the Short Constituent when the level of the Short Constituent increases.
Month-to-Date Performance	see Section 5.4 (*Month-to-Date Performance*).
Non-Publication Event	means, with respect to a Constituent and a Dealing Day, the failure by the Relevant Exchange, any Index Sponsor or other price source to announce publicly or publish the following (or the information necessary for determining the following) with respect to such Dealing Day:

(a) the official settlement price for any relevant futures contract; or

(b) the closing level of such Constituent, in either case by noon (London time) on the immediately following Dealing Day,

provided, however that the occurrence of such an event shall not constitute a "Non-Publication Event" in the case of clause (b) hereof if the Index Calculation Agent determines in its sole discretion by 12pm (London time) on such immediately following Dealing Day that the information necessary for determining the closing level of the relevant Constituent has been announced publicly or has been published by a Relevant Exchange, Index Sponsor or other price source in which case the Index Calculation Agent shall determine the USD Level of such Constituent in good faith and in a commercially reasonable manner.

Observation Date	means the last Dealing Day the month immediately preceding the Relevant Month.
Rebalancing Date	means a Dealing Day on which the synthetic exposure of the Index to the Long Constituent and the Short Constituent is rebalanced. The Rebalancing Date in respect of an Index shall be determined by reference to the Rebalancing Date Integer.
	Rebalancing Dates shall be enumerated with Rebalancing Date$_0$ being the Rebalancing Date immediately preceding the Initial Index Day. The nth Rebalancing Date shall be referred to as Rebalancing Date$_n$ (abbreviated as RD$_n$).
Rebalancing Date Integer	means the Dealing Day of each calendar month on which the Rebalancing Date with respect to that calendar month occurs. The Rebalancing Date Integer is an Externally Specified Particular.
	The Rebalancing Date Integer can be a positive or negative integer.
	If the Rebalancing Date Integer is greater than or equal to 1, then the Rebalancing Date in respect of any calendar month will be a day in such calendar month e.g. if the Rebalancing Date Integer is 1, each Rebalancing Date will be the 1st Dealing Day of the relevant calendar month.
	If the Rebalancing Date Integer is less than 1 then the Rebalancing Date in respect of any calendar month will be a day in the preceding calendar month. For example, if the Rebalancing Date Integer is 0 (zero), each Rebalancing Date will be the last Dealing Day of the preceding calendar month. Similarly, if the Rebalancing Date Integer is -1, each Rebalancing Date will be the penultimate Dealing Day of the preceding calendar month etc.
Reference Commodity Universe	means, subject to the effect of the occurrence of any Extraordinary Events, the S&P GSCI™ single commodity sub-indices corresponding to the 24 commodities included in the S&P GSCI™ Excess Return Index as of January 2009, as referenced in the applicable S&P GSCI™ Methodology.

Relevant Month	means, with respect to any Component Index, the calendar month containing the Rebalancing Date in respect of which the Index Calculation Agent determines the Short Weight.
Replication Adjustment Factor	means an adjustment to the Index Level that shall have the effect of reducing the Index Level by the Replication Adjustment Rate per annum, calculated on the basis of the actual number of calendar days from, and including, the immediately preceding Rebalancing Date to, but excluding, the Dealing Day on which the Index Calculation Agent is determining the Index Level, divided by 360.
Replication Adjustment Rate	means a percentage, which may be zero, used to determine the Replication Adjustment Factor. The Replication Adjustment Rate is an Externally Specified Particular.
Short Constituent	means an excess return index to which the Index has a short exposure. The Short Constituent is an Externally Specified Particular.
Short Weight	means, in respect of a Rebalancing Date, the weight applicable to the Short Constituent as of such date.
USD Level	means:
	a) in respect of a Dealing Day d and a Constituent and subject to the occurrence of a Market Disruption Event, the official closing level of the Constituent on Dealing Day d as published by the relevant Index Sponsor; and
	b) in respect of a Dealing Day d and an S&P GSCI™ single commodity sub-index, the official closing level of such S&P GSCI™ single commodity sub-index on Dealing Day d as published by the relevant Index Sponsor.

4. Index Construction Overview

The Index captures the return of synthetic long exposure to the Long Constituent and, subject to the Conditional Long-Short Signal for the Relevant Month, synthetic short exposure to the Short Constituent. Each of the Long Constituent and the Short Constituent is an excess return index i.e. they reflect synthetic exposure to uncollateralized positions in Futures Contracts. The Index itself is an excess return index.

Subject to the occurrence of a Market Disruption Event, the Index Calculation Agent shall calculate and publish the Index Level in respect of each Dealing Day, rounded to 4 decimal places, on a Bloomberg page and the Bloomberg website and the Index Level shall be identified by the Index Ticker.

The Index Level shall be determined in respect of each Dealing Day d (the Index Level on such Dealing Day being Index(d)) and is determined by reference to the Index Level published in respect of the immediately preceding Rebalancing Date (RD_{n-1}) and the USD Levels of the Constituents on RD_{n-1} and Dealing Day d.

It should be noted that the Index is described as a notional portfolio of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index Level shall be adjusted as a result of a Market Disruption Event, as described in Section 7 (*Market Disruptions*).

5. Calculation of the Index

<u>5.1 Index Rebalancing</u>

Subject to the occurrence of a Market Disruption Event, the Index will be rebalanced on each Rebalancing Date to adjust the synthetic exposure of the Index to the Short Constituent and the Long Constituent to account for the performance of the Index and the Constituents since the immediately preceding Rebalancing Date, and the effects of the Conditional Long-Short Signal as described below.

<u>5.2 The Conditional Long-Short Signal</u>

The Conditional Long-Short Signal is based on the Equally Weighted Basket ("EWB") of all 24 S&P GSCI™ single commodity sub-indices in the Reference Commodity Universe. It determines whether the Index will be in Alpha Mode or Beta Mode.

For each Relevant Month, the Calculation Agent shall evaluate the Conditional Long-Short Signal as either:

(a)   Long-Only, if the Equally Weighted Basket Performance is positive and the Equally Weighted Basket Consistency Test is passed; or in all other cases,

(b)   Long-Short.

If (a) applies, the Index shall be in Beta Mode for the Relevant Month, and if (b) applies, then the Index shall be in Alpha Mode for that month.

5.2.1   The Short Weight

The Short Weight in respect of the Rebalancing Date falling in the Relevant Month shall be 100% if the Index is in Alpha Mode for the Relevant Month and shall be 0% if the Index is in Beta Mode for the Relevant Month.

<u>5.3 Equally Weighted Basket Performance and the Equally Weighted Basket Consistency Test</u>

5.3.1   Equally Weighted Basket Performance for the Relevant Month

The Calculation Agent shall calculate the performance of a synthetic equally-weighted basket of all the S&P GSCI™ single commodity sub-indices included in the Reference Commodity Universe over a 12 month period concluding on the Observation Date for the Relevant Month (the "**Equally Weighted Basket Performance**") in accordance with the following formula:

$$EW(Month_m) = \left[\prod_{h=0}^{11} \left(\frac{1}{24} \cdot \sum_{i=1}^{24} \left(\frac{Level_i(Month_{m-h+1})}{Level_i(Month_{m-h})} \right) \right) - 1 \right]$$

Where:

$Level_i(Month_{m-h+1})$ is the USD Level of the i-th S&P GSCI™ single commodity sub-index in the Reference Commodity Universe at the close of the last Dealing Day of the calendar month *h* months before the Observation Date. For the avoidance of doubt, the month which is zero months before the Observation Date is the month in which said date occurs;

$Level_i(Month_{m-h})$ is the USD Level of the i-th S&P GSCI™ single commodity sub-index in the Reference Commodity Universe at the close of the last Dealing Day of the calendar month *h*+1 months before the Observation Date; and,

$EW(Month_m)$ means the Equally Weighted Basket Performance measured over the 12 month period concluding on the Observation Date.

5.3.2 Equally Weighted Basket Consistency Test for the Relevant Month

The Calculation Agent will calculate the "**Equally Weighted Basket Consistency**" in accordance with the following formula:

$$ConsistencyEW\ (Month_m) = \sum_{h=0}^{h=11} IndicatorEW_i(Month_{m\text{-}h+1})$$

Where:

$$IndicatorEW_i(Month_{m-h+1}) = \begin{cases} C_h & if \quad \dfrac{1}{24} \displaystyle\sum_{i=1}^{24} \left(\dfrac{Level_i(Month_{m-h+1})}{Level_i(Month_{m-h})} \right) - 1 > 0 \\ 0 & Otherwise \end{cases}$$

Where:

$Level_i(Month_{m-h+1})$ and $Level_i(Month_{m-h})$ are defined in Section 5.3.1;

C_h is defined by $C_h = A \times e^{-r \cdot (h-1)}$;

e   means the base of the natural logarithm;

A, r are constants that are calibrated so that: $\dfrac{C_1}{C_{12}} = 5$ and

$$\sum_{h=1}^{12} C_h = 12 ,$$

which gives $A = 1.97449$ $r = 0.14631$ to an accuracy of 5 decimal places.

5.3.3   Requirement to pass the Equally Weighted Basket Consistency Test

The Equally Weighted Basket shall be deemed to have successfully passed the "**Equally Weighted Basket Consistency Test**" any Observation Date if:

$$ConsistencyEW(Month_m) \geq 6$$

5.4   Month-To-Date Performance

The Month-To-Date Performance on Dealing Day d (MTDP(d)) represents the net return of synthetic unleveraged long exposure to the Long Constituent and, subject to the Conditional Long-Short Signal, synthetic short exposure to the Short Constituent, since the Rebalancing Date immediately preceding Dealing Day d (henceforth RD$_{n-1}$).

The Month-To-Date Performance is determined by the Index Calculation Agent in respect of Dealing Day d in accordance with the following formula:

$$MTDP(d) = \left(\frac{Level_{Long}(d)}{Level_{Long}(RD_{n-1})} - 1 \right) - ShortWeight(RD_{n-1}) \times \left(\frac{Level_{Short}(d)}{Level_{Short}(RD_{n-1})} - 1 \right)$$

where

$Level_{Long}(d)$ means the USD Level of the Long Constituent on Dealing Day d.

$Level_{Short}(d)$ means the USD Level of the Short Constituent on Dealing Day d.

$ShortWeight(RD_{n-1})$ means the Short Weight in respect of Dealing Day RD$_{n-1}$, determined as above.

5.5 The Index Level

The Index Level on the Initial Index Day is the Initial Index Level.

In respect of each Dealing Day d following the Initial Index Day, the Index Level will be determined by the Index Calculation Agent as follows:

$$Index(d) = \left[Index(RD_{n-1}) + Index(RD_{n-1}) \times MTDP(d) \right] \times (1 - RAF_d)$$

$Index(RD_{n-1})$ means the Index Level on the Rebalancing Date immediately preceding Dealing Day d, rounded to 4 decimals.

$MTDP(d)$ is the Month-To-Date Performance on Dealing Day d, as defined above.

RAF_d is the Replication Adjustment Factor, calculated by the Index Calculation Agent as follows:

$$RAF_d = 1 - (1 - RAR)^{\frac{CalendarDays}{360}}$$

where:

RAR is the Replication Adjustment Rate; and

Calendar Days is the number of calendar days from, and including, the Rebalancing Date immediately preceding Dealing Day d to, but excluding, Dealing Day d.

6. **Publication**

Subject to the occurrence or existence of a Market Disruption Event, the Index Calculation Agent shall calculate and publish the Index Level in respect of each Dealing Day (although the Index Calculation Agent may calculate the Index Level with greater frequency and share this calculation with its affiliates for internal purposes).

The Index Level will be published on a Bloomberg page and the Bloomberg website at the pages indicated by the Index Ticker.

The Index Level shall be published to 4 decimal places.

7. Market Disruptions

If, with respect to any Dealing Day t, a Market Disruption Event has occurred on:

(a) Dealing Day t; or
(b) the Rebalancing Date immediately preceding Dealing Day t,

then:

(i) the Index Level in respect of Dealing Day t shall be equal to the Adjusted Index Level in respect of t and observed as at t ($AdjIndex_t(t)$), calculated and published by the Index Calculation Agent where, for the avoidance of doubt, $AdjIndex_t(t)$ is calculated in accordance with the following procedure for calculating $AdjIndex_s(d)$ in the particular case that s is equal to t and d is equal to t; and

(ii) the Index Calculation Agent shall calculate the Adjusted Index Level in respect of t and observed as at each Dealing Day s from and following t, until the first Dealing Day s' for which, in respect of each Futures Contract entering into the calculation of the Index, there has been at least one Dealing Day (from, and including, t to, and including, s') which is not a Disrupted Day. The Adjusted Index Level in respect of t and observed as at such Dealing Day s' ($AdjIndex_{s'}(t)$) shall be the "**Final Adjusted Index Level**". It follows from the procedure described below that s' shall occur no later than 5 Dealing Days following t. For the avoidance of doubt, $AdjIndex_{s'}(t)$, calculated in accordance the following procedure for calculating $AdjIndex_s(d)$ in the particular case that s is equal to s' and d is equal to t,

all, in accordance with the following procedure:

Adjusted Index Level in respect of d observed as at s ("$AdjIndex_s(d)$")

The formula given in Section 5.5 (The Index Level) above for the calculation of the Index Level shall be modified to calculate the Adjusted Index Level in respect of Dealing Day d as observed at Dealing Day s ("$AdjIndex_s(d)$") as follows:

$$AdjIndex_s(d) = \left[AdjIndex_s(RD_{n-1}) + AdjIndex_{RD_{n-1}}(RD_{n-1}) \times AdjMTDP_s(d)\right] \times (1 - RAF_d)$$

where:

$AdjMTDP_s(d)$ means the Adjusted Month-to-Date Performance in respect of Dealing Day d and observed as at Dealing Day s, defined as follows:

$$AdjMTDP_s(d) = \left(\frac{AdjLevel_{Long,s}(d)}{AdjLevel_{Long,s}(RD_{n-1})} - 1\right) - ShortWeight(RD_{n-1})\left(\frac{AdjLevel_{Short,s}(d)}{AdjLevel_{Short,s}(RD_{n-1})} - 1\right)$$

$AdjIndex_s(RD_{n-1})$ means the Adjusted Index Level in respect of RD$_{n-1}$ as observed at Dealing Day s

$AdjIndex_{RD_{n-1}}(RD_{n-1})$ means the Adjusted Index Level in respect of RD$_{n-1}$ as observed at RD$_{n-1}$

where:

$AdjLevel_{Long,s}(RD_{n-1})$ means $AdjLevel_{c,s}(d)$ where c is the Long Constituent and d is RD$_{n-1}$;

$AdjLevel_{Short,s}(RD_{n-1})$ means $AdjLevel_{c,s}(d)$ where c is the Short Constituent and d is RD$_{n-1}$;

$AdjLevel_{Long,s}(d)$ means $AdjLevel_{c,s}(d)$ where c is the Long Constituent;

$AdjLevel_{Short,s}(d)$ means $AdjLevel_{c,s}(d)$ where c is the Short Constituent;

$AdjLevel_{c,s}(d)$ means the Adjusted USD Level of Constituent c in respect of Dealing Day d and observed as at Dealing Day s, defined as follows:

a) if Dealing Day d is not a Disrupted Day in respect of any Futures Contract entering into the calculation of the closing level of Constituent c, the USD Level of Constituent c on Dealing Day d; otherwise,

b) the level for Constituent c calculated by the Index Calculation Agent in respect of Dealing Day d in accordance with the rules of Constituent c by reference to:

i. with respect to each Futures Contract included in Constituent c which is not affected by Market Disruption Event on d, the settlement price of such Futures Contract on Dealing Day d as published by the Relevant Exchange; and

ii. with respect to each Futures Contract included in Constituent c which is affected by a Market Disruption Event on Dealing Day d (each an "Affected Futures Contract"):

(a) the settlement price of the each such Affected Futures Contract as published by the Relevant Exchange on the Dealing Day which was first to occur during the period from, and including, Dealing Day d to, and including, Dealing Day s on which no Market Disruption Event exists or is occurring with respect to such Affected Futures Contract; or

(b) in the case that there is no such Dealing Day as mentioned in (a) above, the settlement price of such Affected Futures Contract as published by the Relevant Exchange on the most recent Dealing Dayon or before Dealing Day s on which a settlement price has been published for such Affected Futures Contract (whether or not there as been a Market Disruption Event on such day),

provided that if a Market Disruption Event continues for 5 consecutive Dealing Days following Dealing Day d, the price of such Affected Futures Contract used by the Index Calculation Agent in determining the level for Constituent c in respect of Dealing Day d (the "Index Calculation Agent Determined Price") shall be determined by the Index Calculation Agent acting in good faith and using such information and/or methods as it deems appropriate (notwithstanding the existence of a Market Disruption Event), and in such case such Index Calculation Agent Determined Price for such Affected Futures Contract will apply in the determination of Adjusted USD Level of Constituent c in respect of Dealing Day d and as observed at each Dealing Day following d + 5.

8. Extraordinary Events

<u>8.1</u>

If either Constituent is (a) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor acceptable to the Index Calculation Agent, or (b) replaced by a successor index using, in the determination of the Index Calculation Agent, the same or substantially similar formula for and method of calculation as used in the calculation of such Constituent, then such index will be deemed to be the index so calculated and announced by that successor index sponsor or that successor index, as the case may be.

<u>8.2</u>

If on or prior to any Dealing Day on which the Index Calculation Agent is determining the Index Level of a Contag Conditional Index the Index Sponsor makes a material change in the formula for or the method of calculating the relevant Constituent (other than a modification prescribed in that formula or method to maintain such index in the Constituent or prescribed routine events) which affects the ability of the Index Calculation Agent to define an Externally Specified Particular in respect of a Contag Conditional Index, then the Index Calculation Agent shall, in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation, methodology, Externally Specified Particular or any other rule in relation to the Contag Conditional Index to account for such modification.

<u>8.3</u>

If on or prior to any Dealing Day on which the Index Calculation Agent is determining the Index Level of a Contag Conditional Index an Index Sponsor permanently cancels the relevant Constituent, and no successor index exists, the Index Calculation Agent shall, in good faith, either:

(i)   continue to calculate the Index Level of the relevant Contag Conditional Index using the latest available Externally Specified Particulars at the time the Constituent was cancelled; or

(ii)   make such adjustment(s) that it determines to be appropriate to any variable, calculation, methodology, valuation terms or any other rule in relation to the relevant Contag Conditional Index to account for such cancellation.

<u>8.4   Change in Law/ Inaccurate Contract Prices</u>

Without prejudice to the ability of the Index Calculation Agent to amend the Rules (see Section 2 (*This Document*) above), the Index Calculation Agent may, acting in good faith and in a commercially reasonable manner:

    (a) exclude; or

    (b) substitute,

any Futures Contract following the occurrence (and/or continuation) of a Change in Law or in circumstances where it considers it reasonably necessary to do so to reflect the intention of the Contag Conditional Indices, including (without prejudice to the generality of the foregoing) any perception among market participants generally that the published price of the relevant Futures Contract is inaccurate (and the Relevant Exchange fails to correct such level), and if it so excludes or substitutes any Futures Contract, then the Index Calculation Agent may adjust the Rules as it determines in good faith to be appropriate to account for such exclusion or substitution on such date(s) selected by the Index Calculation Agent. The Index Calculation Agent is under no obligation to continue the calculation and publication of any Contag Conditional Indices upon the occurrence or existence of a Change in Law; and the Index Calculation Agent may decide to cancel any Contag Conditional Indices if it determines, acting in good faith, that the objective of the relevant Contag Conditional Indices can no longer be achieved.

9. Risk Factors

The following list of risk factors does not purport to be a complete enumeration or explanation of all the risks associated with Contag Conditional Indices and should be read in conjunction with any other relevant modules in respect of the Index, where applicable.

(i)   Past performance should not be used as a guide to future performance

The past performance of the Index or any Contag Conditional Indices should not be used as a guide to future performance of the Index or such index. Any back-testing or similar analysis performed by any person in respect of a Contag Conditional Index must be considered illustrative only and may be based on estimates or assumptions not used by the Index Calculation Agent when determining the Index Level pursuant to the rules of the Index.

(ii)   Synthetic Exposure to Commodities

The Contag Conditional Indices are purely synthetic. There is no pool of futures contracts to which any person is entitled or in which any person has any ownership interest or which serve as collateral for the return on any product referencing Contag Conditional Indices.

(iii)   Contag Conditional Indices are "excess return"

The return from investing in futures contracts derives from three sources:

(a)   changes in the price of the relevant futures contracts (which is known as the "price return");

(b)   any profit or loss realised when rolling the relevant futures contracts (which is known as the "roll return"); and

(c)   any interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts (which is known as the "collateral return").

The Contag Conditional Indices are "excess return" indices which means that they measure the returns accrued from investing in uncollateralized futures contracts or, in other words, the sum of the price return and the roll return associated with an investment in futures. They do not reflect the collateral return that would be generated by a collateralised investment in commodity futures. Investing in any product linked to the Contag Conditional Indices will therefore not generate the same return as one would obtain from a collateralised investment in the relevant futures contracts.

(iv)   Commodity prices impacted by global macro-economic and political factors

Prices for commodities are affected by a variety of factors, including changes in supply and demand relationships, governmental programmes and policies, national and international political and economic events, wars and acts of terror, changes in interest and exchange rates, trading and speculative activities in commodities and related contracts, weather, and agricultural, trade, fiscal, monetary and exchange control policies. The price volatility of each commodity also affects the value of the futures and forward contracts related to that commodity and therefore its price at any such time. The price of any one commodity may be correlated to a greater or lesser degree with any other commodity and factors affecting the general supply and demand as well as the prices of other commodities may affect the particular commodity in question.

In respect of commodities in the energy sector, due to the significant level of its continuous consumption, limited reserves, and oil cartel controls, energy prices are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the performance of the Contag Conditional Indices and the Index Level.

The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of futures contracts and, therefore, the performance of the Contag Conditional Indices and the Index Level.

(v)   Short Exposure

Contag Conditional Indices include synthetic short exposure to the Short Constituent. The potential losses in the case of short exposure are unlimited since in general there is no limit to the possible increase in the USD Level of the Short Constituent.

(vi)   Diversification

Diversification is generally considered to reduce the amount of risk associated with generating returns, however can be no assurance that Contag Conditional Indices will be sufficiently diversified at any time to reduce or minimize such risks to any extent.

(vii) Index Calculation Agent discretion

The Index Calculation Agent is entitled to exercise certain discretions in relation to Contag Conditional Indices, including but not limited to, the determination of the values to be used in the event of Market Disruptions and the interpretation of these Rules. Although the Index Calculation Agent will make all determinations and take all action in relation to Contag Conditional Indices acting in good faith, such discretion could have an impact, positive or negative, on the Index Level.

(viii) Potential Conflicts of Interest

Potential conflicts of interest may exist in the structure and operation of Contag Conditional Indices and the conduct of normal business activities for the Index Calculation Agent or any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents (a "Relevant Person").

During the course of their normal business, the Index Calculation Agent or any Relevant Person may enter into or promote, offer or sell transactions or investments (structured or otherwise) linked to the Indices or any of their components. In addition, any Relevant Person may have, or may have had, interests or positions, or may buy, sell or otherwise trade positions in or relating to the Indices or any of their components, or may invest or engage in transactions with other persons, or on behalf of such persons relating to any of these items. Such activity could give rise to a conflict of interest, and such conflict may have an impact, positive or negative, on the level of the Indices. Neither the Index Calculation Agent nor any Relevant Person has any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favourable to anyone with exposure to the Indices.

The foregoing list of risk factors is not intended to be exhaustive. Anyone reading these Rules should seek such advice as they consider necessary from their professional advisors, legal, tax or otherwise, without reliance on any Relevant Person to satisfy themselves that they fully understand these Rules and the risks associated with Contag Conditional Indices.

J.P. Morgan Contag
Module D(ii): J.P. Morgan Contag Conditional Full Energy Excess Return Index and the J.P. Morgan Contag Conditional Light Energy Excess Return Index

September 2009

J.P.Morgan

1. Contag

Contag refers to a methodology for selecting Futures Contracts (the "Selection Methodology") and several strategies developed by J.P. Morgan (the "Contag Indices") that utilise this methodology. The Selection Methodology uses the slope of the futures curve of certain specified commodities in order to select a particular Futures Contract in respect of each commodity in which to synthetically gain exposure. The Selection Methodology aims to select a Futures Contract with the highest level of Local Backwardation subject to certain constraints, all as further explained the document "J.P. Morgan Contag Module A: Selection Methodology".

2. This Document

This document, Module D(ii) (*J.P. Morgan Contag Conditional Full Energy Excess Return Index and the J.P. Morgan Contag Conditional Light Energy Excess Return Index*), explains the J.P. Morgan Contag Conditional Full Energy Excess Return Index ("Contag Conditional FE") and the J.P. Morgan Contag Conditional Light Energy Excess Return Index ("Contag Conditional LE" and each a "Contag Conditional Index"). By itself this document does not define an index or product. This document provides the Externally Specified Particulars required for the calculation of each of Contag Conditional FE and Contag Conditional LE.

This document should be read in conjunction with "J.P. Morgan Contag Module A: Selection Methodology" (the "Selection Methodology Document") and "J.P. Morgan Contag Module D: J.P. Morgan Contag Conditional Indices" (the "Conditional Index Document") and together they comprise the rules (the "Rules") of the Contag Conditional Indices. These Rules may be amended or supplemented from time to time at the discretion of the Index Calculation Agent and will be re-published no later than thirty (30) calendar days following such amendment or supplement.

These Rules are published by J.P. Morgan Securities Ltd. ("JPMSL") of 125 London Wall, London EC2Y 5AJ, UK in its capacity as Index Calculation Agent. A copy of the Rules is available from the Index Calculation Agent.

ALL PERSONS READING THIS DOCUMENT SHOULD REFER TO THE DISCLAIMERS AND CONFLICTS SECTIONS SET OUT BELOW AND CONSIDER THE INFORMATION CONTAINED IN THIS DOCUMENT IN LIGHT OF SUCH DISCLAIMERS AND CONFLICTS.

NOTHING HEREIN CONSTITUTES AN OFFER TO BUY OR SELL ANY SECURITIES, PARTICIPATE IN ANY TRANSACTION OR ADOPT ANY INVESTMENT STRATEGY OR LEGAL, TAX, REGULATORY OR ACCOUNTING ADVICE.

Each of JPMSL and its affiliates may have positions or engage in transactions in securities or other financial instruments based on or indexed or otherwise related to the Contag Conditional Indices.

3. Overview

Contag Conditional FE and Contag Conditional LE each reflect the return of synthetic exposure in a Long Constituent and a Short Constituent. Subject to the occurrence or existence of a Market Disruption Event, the Index Calculation Agent shall calculate and publish the Index Level in respect of each Dealing Day in accordance with the methodology specified in the Conditional Index Document.

Contag Conditional FE aims to achieve a long synthetic exposure to the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index (Bloomberg ticker: JCTABFEE Index) and a short synthetic exposure to the S&P GSCI™ Index ER (Bloomberg ticker: SPGCCIP Index).

Contag Conditional LE aims to achieve a long synthetic exposure to the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index (Bloomberg ticker: JCTABLEE Index) and a short synthetic exposure to the S&P GSCI™ Light Energy Index ER (Bloomberg ticker: SPGCLEP Index).

The difference between Contag Conditional FE and Contag Conditional LE is the definition of the Long Constituent and Short Constituent as described in the sections below.

4. Externally Specified Particulars: Contag Conditional FE

The Externally Specified Particulars for Contag Conditional FE are as described in Table 1 (*Externally Specified Particulars in respect of Contag Conditional FE*) below:

Externally Specified Particular	*Definition in respect of the Contag Conditional FE*
Index Name	J.P. Morgan Contag Conditional Full Energy Excess Return Index
Index Ticker	JCTBCFEE Index
Long Constituent	J.P. Morgan Contag Beta Full Energy Class A Excess Return Index [Ticker: JCTABFEE Index]
Short Constituent	S&P GSCI™ Index ER [Ticker: SPGCCIP Index]
Rebalancing Date Integer	1 (the first Dealing Day of every month)
Initial Index Day	30th December 1994
Initial Index Level	100
Replication Adjustment Rate	0.96%

Table 1: Externally Specified Particulars in respect of Contag Conditional FE

5. Externally Specified Particulars: Contag Conditional LE

The Externally Specified Particulars for Contag Conditional LE are as described in Table 2 (Externally Specified Particulars in respect of Contag Conditional LE) below:

Externally Specified Particular	*Definition in respect of the Contag Conditional LE*
Index Name	J.P. Morgan Contag Conditional Light Energy Excess Return Index
Index Ticker	JCTBCLEE Index
Long Constituent	J.P. Morgan Contag Beta Light Energy Class A Excess Return Index [Ticker: JCTABLEE Index]
Short Constituent	S&P GSCI™ Light Energy Index ER [Ticker: SPGCLEP Index]
Rebalancing Date Integer	1 (the first Dealing Day of every month)
Initial Index Day	30th December 1994
Initial Index Level	100
Replication Adjustment Rate	0.96%

Table 2: Externally Specified Particulars in respect of Contag Conditional LE

6. Modifications to or Cancellation of the Constituents

6.1

If any Constituent (such, an "Affected Index") is (a) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor acceptable to the Index Calculation Agent, or (b) replaced by a successor index using, in the determination of the Index Calculation Agent, the same or substantially similar formula for and method of calculation as used in the calculation of the "Affected Index", then such index will be deemed to be the index so calculated and announced by that successor index sponsor or that successor index, as the case may be.

6.2

If on or prior to any Dealing Day on which the Index Calculation Agent is determining the Index Level of either of the Contag Conditional FE and Contag Conditional LE the Index Sponsor makes a material change in the formula for or the method of calculating a Constituent (other than a modification prescribed in that formula or method to maintain such index or prescribed routine events), then the Index Calculation Agent shall, in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation, methodology, Externally Specified Particular or any other rule in relation to the Contag Conditional FE and Contag Conditional LE to account for such modification.

6.3

If on or prior to any Dealing Day on which the Index Calculation Agent is determining the Index Level of either of the Contag Conditional FE and Contag Conditional LE the Index Sponsor permanently cancels any Constituent, and no successor index exists, the Index Calculation Agent shall, in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation, methodology, valuation terms or any other rule in relation to the Contag Conditional Indices to account for such cancellation.

7. Responsibility of Index Calculation Agent

The Index Calculation Agent's determinations in respect of the Contag Conditional Indices and interpretation of the Rules shall be final.

The Index Calculation Agent shall act in good faith and in a commercially reasonable manner.

Whilst these Rules are intended to be comprehensive, ambiguities may arise. In such circumstances the Index Calculation Agent will resolve such ambiguities in a reasonable manner and, if necessary, amend these Rules to reflect such resolution.

Neither the Index Calculation Agent nor any or its affiliates or subsidiaries or any of their respective directors, officers, employees, delegates or agents (each a "Relevant Person") shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of the Contag Conditional Indices or in respect of the publication of the Index Level (or failure to publish such level) and any use to which any person may put the Contag Conditional Indices or the Index Levels. All determinations of the Index Calculation Agent in respect of the Contag Conditional Indices shall be final, conclusive and binding and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or action taken by the Index Calculation Agent or any other Relevant Person in respect of the Contag Conditional Indices, neither the Index Calculation Agent nor any other Relevant Person shall be under any obligation to revise any determination or calculation made or action taken for any reason.

8. Corrections

In the event that (a) the USD Level of any Constituent used to calculate the Index Level in respect of any Dealing Day is subsequently corrected and the correction is published by the relevant Index Sponsor before the next following Rebalancing Date or (b) the Index Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of the Contag Conditional Indices, then the Index Calculation Agent may, if practicable and the correction is deemed material by the Index Calculation Agent, adjust or correct the Index Level published in respect of the relevant Dealing Day and each subsequent Dealing Day and publish such corrected Index Level(s) as soon as reasonably practicable.

9. Notices, Disclaimers and Conflicts

Neither JPMSL nor any Relevant Person shall have any liability, contingent or otherwise, to any person or entity for the quality, accuracy, timeliness or completeness of the information or data contained in the Rules or the Contag Conditional Indices, or for delays, omissions or interruptions in the delivery of the Contag Conditional Indices or related data. Neither JPMSL nor any Relevant Person makes any warranty, express or implied, as to the results to be obtained by any person or entity in connection with any use of the Contag Conditional Indices, including but not limited to the trading of or investments in products based on or indexed or otherwise related to the Contag Conditional Indices, any data related thereto or any components thereof. Neither JPMSL nor any Relevant Person makes any express or implied warranties, and hereby expressly disclaims, to the fullest extent permitted by law, all warranties of merchantability or fitness for a particular purpose or use with respect to the Rules, the Contag Conditional Indices or any data related thereto. Without limitation any of the foregoing, in no event shall either JPMSL or any Relevant Person have any liability for any special, punitive, indirect or consequential damages (including lost profits), in connection with any use by any person of the Contag Conditional Indices or any products based on or indexed or otherwise related thereto, even if notified of the possibility of such damages.

The Index Calculation Agent is under no obligation to continue the calculation, publication and dissemination of any of the Contag Conditional Indices or any Index Level.

During the course of their normal business, the Index Calculation Agent or any other Relevant Person may enter into or promote, offer or sell transactions or investments (structured or otherwise) linked to the Contag Conditional Indices and/or any of the Futures Contracts. In addition, any Relevant Person may have, or may have had, interests or positions, or may buy, sell or otherwise trade positions in or relating to the Contag Conditional Indices or any of the Futures Contracts, or may invest or engage in transactions with other persons, or on behalf of such persons relating to any of these items. Such activity may or may not have an impact on the Index Levels but all persons reading these Rules should be aware that a conflict of interest could arise where anyone is acting in more than one capacity. Neither the Index Calculation Agent nor any other Relevant Person has any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favourable to any person.

It should be noted that the Rules have been developed with the possibility of the Index Calculation Agent or any of the Relevant Persons entering into or promoting, offering or selling transactions or investments (structured or otherwise) linked to the Contag Conditional Indices, and hedging the obligations that might arise under any such transactions or investments. Accordingly it should be assumed that these Rules have and will be analysed from this point of view.

It should be noted that the Contag Conditional Indices are described as a notional portfolio of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Contag Conditional Indices merely identify certain assets in the market, the performance of which will be used as a reference point for the purposes of calculating the Index Levels.

There is no obligation upon the Index Calculation Agent to publish the Index Levels by any alternative method if the relevant Index Ticker (as identified above) is subject to any delay in or interruptions of publication or any act of God, act of governmental authority, or act of public enemy, or due to war, the outbreak or escalation of hostilities, fire, flood, civil commotion, insurrection, labour difficulty including, without limitation, any strike, other work stoppage, or slow-down, severe or adverse weather conditions, power failure, communications line or other technological failure may occur or any other event beyond the control of the Index Calculation Agent.

No one may reproduce or disseminate the information contained in these Rules or the Index Levels without the prior written consent of the Index Calculation Agent. "J.P. Morgan Contag Conditional Full Energy Excess Return Index", "J.P. Morgan Contag Conditional Light Energy Excess Return Index", "Contag Conditional FE", "Contag Conditional LE", ""Contag Conditional Indices" and "J.P. Morgan Contag" are the intellectual property of the Index Calculation Agent and may only be used (as an underlying for financial products or otherwise) by third parties who have entered into a license agreement with the Index Calculation Agent. These Rules are not intended for distribution to, or use by any person in, a jurisdiction where such distribution is prohibited by law or regulation.

These Rules shall be governed by and construed in accordance with the laws of England.

These indices are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). Standard & Poor's does not make any representation or warranty, express or implied, to the owners of products linked to the indices or any member of the public regarding the advisability of investing in products generally or in products linked to the indices or the ability of the S&P Indices to track general stock market performance. S&P's only relationship to J. P. Morgan for itself and on behalf of each of its affiliates ("Licensee") is the licensing of certain trademarks and trade names of S&P and of the S&P Indices, which indices are determined, composed and calculated by S&P without regard to the Licensee or the products. S&P has no obligation to take the needs of the Licensee or the owners of products linked to the indices into consideration in determining, composing or calculating the S&P Indices. S&P is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of products linked to the indicies or in the determination or calculation of the indices or the determination or calculation of the equation by which products linked to the indices are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of products or the indices.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The S&P Marks are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Licensee.

* The GSCI is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

J.P. Morgan Contag
Module B: J.P. Morgan Contag Beta Indices

September 2009

J.P.Morgan

1. Contag

Contag refers to a methodology for selecting Futures Contracts (the "Selection Methodology") and several strategies developed by J.P. Morgan (the "Contag Indices") that utilise this methodology. The Selection Methodology uses the slope of the futures curve of certain specified commodities in order to select a particular Futures Contract in respect of each commodity in which to synthetically gain exposure. The Selection Methodology aims to select a Futures Contract with the highest level of Local Backwardation subject to certain constraints, all as further explained the document "J.P. Morgan Contag Module A: Selection Methodology").

2. This Document

This document, Module B (*J.P. Morgan Contag Beta Indices*), explains the construction of the J.P. Morgan Contag Beta Indices (the "Contag Beta Indices"). By itself this document does not define an index or product. A Contag Beta Index is a notional rules-based proprietary commodity index reflecting an unleveraged, long only synthetic exposure to commodities by reference to Futures Contracts selected by the Selection Methodology.

This document should be read in conjunction with the document "J.P. Morgan Contag Module A: Selection Methodology" (the "Selection Methodology Document"). The index construction explained in this document is of a general form, with certain concepts or particulars left unspecified (for example, the values of the Commodity Weights). Other modules will be used to specify these particulars (each an "Externally Specified Particular"). One or more modules should be read in conjunction with this document and the Selection Methodology Document to obtain the full rules of the relevant Contag Index. Throughout this document, "Index" shall refer to a Contag Beta Index. Each Contag Beta Index shall have a further module setting out the Index Name and any Externally Specified Particulars or other details required by the Index Calculation Agent to determine the Index Level.

This document may be amended or supplemented from time to time at the discretion of the Index Calculation Agent and will be re-published no later than thirty (30) calendar days following such amendment or supplement.

This document is published by J.P. Morgan Securities Ltd. ("JPMSL") of 125 London Wall, London EC2Y 5AJ, UK in its capacity as Index Calculation Agent. A copy of this document is available from the Index Calculation Agent.

ALL PERSONS READING THIS DOCUMENT SHOULD REFER TO THE RISK FACTORS, DISCLAIMERS AND CONFLICTS SECTIONS SET OUT AT THE END OF THIS DOCUMENT AND CONSIDER THE INFORMATION CONTAINED IN THIS DOCUMENT IN LIGHT OF SUCH RISK FACTORS, DISCLAIMERS AND CONFLICTS.

NOTHING HEREIN CONSTITUTES AN OFFER TO BUY OR SELL ANY SECURITIES, PARTICIPATE IN ANY TRANSACTION OR ADOPT ANY INVESTMENT STRATEGY OR LEGAL, TAX, REGULATORY OR ACCOUNTING ADVICE.

Each of JPMSL and its affiliates may have positions or engage in transactions in securities or other financial instruments based on or indexed or otherwise related to the Contag Beta Indices.

3. Definitions

Capitalised terms used in this document should be interpreted according to the definitions given below. In many cases there is a further explanation of the term or concept in the body of this document. All terms listed under the Definitions section in the Selection Methodology Document shall be deemed to have the same meaning in this document. In the event of a conflict between definitions used in the Selection Methodology Document and this document, the term used herein shall prevail.

Unless otherwise specified, references to "Sections" or "Tables" in this Document shall mean sections or tables in this Document.

The following terms are defined as follows:

Change in Law means:

(a)   due to:

(i)   the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law); or

(ii)   the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, order, decision or determination (including, without limitation, as implemented by the CFTC or exchange or trading facility), in each case occurring on or after the Initial Index Day,

in each case, the Index Calculation Agent determines in good faith that it is contrary (or, upon adoption, it will be contrary) to such law, rule, regulation, order, decision or determination for any market participants that are brokers or financial intermediaries (individually or collectively) to purchase, sell, enter into, maintain, hold, acquire or dispose of any Futures Contracts or any transaction referencing any Futures Contract (in whole or in part) (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) including (without limitation) if such Futures Contract (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) in relation to any Futures Contract traded on any exchange(s) or other trading facility; or

(b)   the occurrence or existence of any:

(i)   suspension or limitation imposed on trading commodities futures contracts (including, without limitation the Futures Contracts); or

(ii)   any other event that causes trading in commodity futures contracts (including, without limitation Futures Contracts) to cease;

Commodity Weight	means, in respect of an Eligible Commodity and each Weights Period, a decimal number representing the number of units of that Eligible Commodity in the Nominal Basket used in the calculation of the Index Level. The Commodity Weights are Externally Specified Particulars;
Commodity Weight Incoming (" CWI_d^c ")	means, in respect of Dealing Day d and Eligible Commodity c, the Commodity Weight in respect of the Weights Period in which such Dealing Day falls;
Commodity Weight Outgoing (" CWO_d^c ")	means, in respect of Dealing Day d and Eligible Commodity c, the Commodity Weight in respect of the Weights Period for the month immediately preceding the Relevant Month in which such Dealing Day falls.
Contag Beta Index	see Section 2 (*This Document*);

Contract Price Incoming ("$CPI_{cd}^{c}(vd)$")

    means the Contract Price on Dealing Day vd (the "Valuation Day") of the Incoming Contract for Dealing Day cd (the "Composition Day") for Eligible Commodity c;

Contract Price Outgoing ("$CPO_{cd}^{c}(vd)$")

    means the Contract Price on Dealing Day vd (the "Valuation Day") of the Outgoing Contract for Dealing Day cd (the "Composition Day") for Eligible Commodity c;

Contract Roll Weight Incoming ("$CRWI_{d}^{c}$")

    see Section 5.3 (*Contract Roll Weights*);

Contract Roll Weight Outgoing ("$CRWO_{d}^{c}$")

    see Section 5.3 (*Contract Roll Weights*);

Current Month	means, in relation to a Dealing Day d, the calendar month in which such day falls;
Externally Specified Particular	means any value or parameter used in this document but not specified. Such values or parameters will be specified in other modules;
Incoming Contract	means, in respect of an Eligible Commodity and Dealing Day d, the applicable Contag Contract for the Current Month;
Index	means a particular Contag Beta Index comprising the applicable modules as specified in another relevant module and bearing the Index Name specified in such relevant module;
Initial Index Day	means the first date in respect of which values of the Index are published by the Index Calculation Agent. The Initial Index Day is an Externally Specified Particular;
Initial Index Level	means the level of the Index on the Initial Index Day. The Initial Index Level is an Externally Specified Particular;
Index Level	means in respect of each Dealing Day, and subject to the occurrence of a Market Disruption, a decimal value published by the Index Calculation Agent in accordance with Section 5.6 (*The Index Level*);
Index Name	means the name by which the Index is identified. The Index Name is an Externally Specified Particular;
Index Ticker	means a Bloomberg™ ticker which identifies the Index. The Index Ticker is an Externally Specified Particular;
Investment Return ("IR")	see Section 5.6 (*The Index Level*);
New Normalising Constant	see Section 5.2 (*Normalising Constant*)
New Weights Period	see Section 5.2 (*Normalising Constant*);
Nominal Basket	see Section 5.6 (*Nominal Basket*);

Normalising Constant ("NC")	see Section 5.2 (*Normalising Constant*);
Old Normalising Constant	see Section 5.2 (*Normalising Constant*);
Old Weights Period	see Section 5.2 (*Normalising Constant*);
Outgoing Contract	means, in respect of an Eligible Commodity and Dealing Day d, the applicable Contag Contract for the Previous Month;
Previous Month	means, in relation to a Dealing Day d, the calendar month immediately preceding the Current Month;
Roll Period	means, with respect to any Relevant Month, the sequence of Dealing Days over which the exposure of the Index is rolled from the Outgoing Contracts to the Incoming Contracts. See Section 5.3 (*Contract Roll Weights*);
Roll Period Starting Day	means an integer indicating the first Dealing Day of any Roll Period. The Roll Period Starting Day is an Externally Specified Particular;
Roll Period Length	means an integer indicating the length of the Roll Period measured in Dealing Days. The Roll Period Length is an Externally Specified Particular;
Rules	means, with respect to any transaction linked to the Index, the modules which comprise the Index;
Selection Methodology Document	"J.P. Morgan Contag Module A: Selection Methodology"; and
Weights Period	A period of one or more calendar months for which a set of Commodity Weights are applicable. Each Weights Period will start with the first calendar day of a month and end with the last calendar day of the same or any subsequent month. The Weights Period(s) is an (are) Externally Specified Particular(s).

4. Index Construction Overview

The Index captures the return of the synthetic exposure to the Contag Contract for each Eligible Commodity during each Relevant Month, including the effect of the monthly composition change of the Index due to the roll from the Contag Contract for each Eligible Commodity for a Relevant Month to the Contag Contact for each Eligible Commodity for the next Relevant Month. The Index is constructed as an excess return index.

Subject to the occurrence of a Market Disruption, the Index Calculation Agent shall calculate and publish the Index Level in respect of each Dealing Day, rounded to 4 decimal places, on a Bloomberg page and the Bloomberg website and the Index Level shall be identified by the Index Ticker.

The Index Level shall be determined in respect of each Dealing Day d (the Index Level on such Dealing Day being $Index_d$) and is determined by reference to the Index Level published in respect of the immediately preceding Dealing Day ($Index_{d-1}$ and Dealing Day d-1 respectively) and the notional return on the exposure of the Index to the relevant Contag Contracts from the close of business on the Relevant Exchanges on Dealing Day d-1 to the close of business on the Relevant Exchanges on Dealing Day d. This notional return is measured by reference to the Contract Prices of the Contag Contracts on such Dealing Days. Where one or more Relevant Exchanges is closed on a Dealing Day, this will constitute a Market Disruption and the Contract Prices of the affected Eligible Commodities will be determined in accordance with Section 7 (*Market Disruptions*).

Each month the Selection Methodology will determine the Contag Contracts to which the Index should be synthetically exposed. When a new Contag Contract is selected on a Contract Selection Date, the Index transfers its synthetic exposure from the Previously Selected Contract to the new Contag Contract. In order to limit the possible adverse impact on the Index Level of trading out of the Previously Selected Contract and into the new Contag Contract, the exposure is transferred gradually in equal percentages per Dealing Day over the Roll Period, as explained in Section 5.3 (*Contract Roll Weights*).

5. Calculation of the Index

5.1 Commodity Weights

For an Eligible Commodity and each Weights Period, the Commodity Weight is a decimal number representing the number of units of that Eligible Commodity in the Nominal Basket used in the calculation of the Index Level.

5.2 Normalising Constant

The Normalising Constant is a number associated with each Weights Period, which is an adjustment to allow for the fact that the Commodity Weights change from one Weights Period to the next. The Commodity Weights are not percentage weights which would always sum to 100% and accordingly changes in the Commodity Weights may have the unintended side effect of increasing or decreasing the total weight of the Nominal Basket which in turn could distort the intended rate of rolling from the Outgoing Contracts to the Incoming Contracts.

A new Normalising Constant ("New Normalising Constant") is determined by the Index Calculation Agent with respect to each Weights Period (the "New Weights Period") based on:

(a)   the Contract Prices on the Dealing Day immediately preceding the first Dealing Day of the first Roll Period of the New Weights Period;

(b)   the Commodity Weights for (i) the New Weights Period and (ii) the Weights Period immediately preceding the New Weights Period (the "Old Weights Period"); and

(c)   the Normalising Constant associated with the Old Weights Period (the "Old Normalising Constant").

The New Normalising Constant is applicable to the whole of the New Weights Period. During the first Roll Period of the New Weights Period, the Nominal Basket will be based on a combination of the Commodity Weights for the Old Weights Period and the Commodity Weights for the New Weights Period.

The weight given to the Outgoing Contracts is adjusted by the ratio of the New Normalising Constant to the Old Normalising Constant as described further in Section 5.5 (*The Nominal Basket*).

The Normalising Constant:

(a)   for the Weights Period following the Initial Index Day is 1000; and thereafter

(b)   for a New Weights Period is determined by the Index Calculation Agent as follows:

$$NC_{new} = NC_{old} \times \frac{\sum_{c} CWI_d^c \times CPO_d^c(d-1)}{\sum_{c} CWO_d^c \times CPO_d^c(d-1)}$$

Where:

NC_{new} means the New Normalising Constant;

NC$_{old}$	means the Old Normalising Constant, being 1000 if the Old Weights Period is the first Weights Period;
CWI_d^c	means the Commodity Weight Incoming in respect of Eligible Commodity c and Dealing Day d;
CWO_d^c	means the Commodity Weight Outgoing in respect of Eligible Commodity c and Dealing Day d; and
$CPO_d^c(d-1)$	means the Contract Price Outgoing in respect of Eligible Commodity c with Composition Day d and Valuation Day d-1.
d	means the first Dealing Day of the first Roll Period of the New Weights Period

5.3   Contract Roll Weights

In respect of an Eligible Commodity c and a Dealing Day d, each of the Contract Roll Weight Incoming ($CRWI_d^c$) and Contract Roll Weight Outgoing ($CRWO_d^c$) is a number between 0.0 and 1.0, representing the fraction of the weight for that Eligible Commodity given to the Incoming Contract and the Outgoing Contract respectively and is calculated by the Index Calculation Agent in accordance with the below. It is always the case that $CRWI_d^c + CRWO_d^c$ = 1.

The exposure of the Index to the Contag Contract in respect of an Eligible Commodity is rolled from the Outgoing Contract to the Incoming Contract over the course of a Roll Period. The Roll Period is a period of consecutive Dealing Days during each Relevant Month from, and including, the Roll Period Starting Day and continuing for a specified number of Dealing Days following such Roll Period Starting Day, being the "Roll Period Length".

(i) The Contract Roll Weight on any Dealing Day in a Roll Period

The Contract Roll Weights on each i-th Dealing Day (d$_i$) of the Roll Period for a Relevant Month (where i is between 1 and Roll Period Length, inclusive) are determined by the Calculation Agent as follows:

$$CRWI_{d_i}^c = \frac{i}{Roll\ Period\ Length}$$

$$CRWO_{d_i}^c = 1 - \frac{i}{Roll\ Period\ Length}$$

where:

$CRWI_{d_i}^c$	means the Contract Roll Weight Incoming for Eligible Commodity c and Dealing Day d$_i$;
$CRWO_{d_i}^c$	means the Contract Roll Weight Outgoing for Eligible Commodity c and Dealing Day d$_i$; and
d$_i$	means the i-th Dealing Day of the Roll Period.

(ii) The Contract Roll Weight on any Dealing Day which is not in the Roll Period

The Contract Roll Weights on each Dealing Day d which is not during the Roll Period for a Relevant Month are determined by the Calculation Agent as follows:

(a) in respect of any Dealing Day d of the Relevant Month prior to the Roll Period Starting Day for such Relevant Month:

$CRWI_d^c$ =   0.0; and

$CRWO_d^c$ =   1.0.

(b) in respect of any Dealing Day d of the Relevant Month following the last Dealing Day of the Roll Period for such Relevant Month:

$CRWI_d^c$ =   1.0; and

$CRWO_d^c$ =   0.0.

Example 1: if the Roll Period Starting Day is 3 and the Roll Period Length is 4 then the Roll Period will run for 4 Dealing Days from the 3rd Dealing Day of the Relevant Month inclusive. In the absence of Market Disruptions, the Contract Roll Weights would be as shown in Table 1 immediately below:

Table 1

Dealing Day of the Relevant Month (d)	$CRWO_d^c$	$CRWI_d^c$
1	1.00	0.00
2	1.00	0.00
3 (Roll Period Starting Day)	0.75	0.25
4	0.50	0.50
5	0.25	0.75
6 (last Dealing Day of Roll Period)	0.00	1.00
7	0.00	1.00
8	0.00	1.00
etc.	etc.	etc.

5.4   Adjustment of the roll for Disrupted Days

If any Dealing Day during the Roll Period is a Disrupted Day for either an Incoming Contract or an Outgoing Contract, then the portion of the roll which was scheduled to take place on that Dealing Day for the affected Eligible Commodity shall be postponed until the next following Dealing Day which is not a Disrupted Day for either of the Incoming Contract or Outgoing Contract in respect of such Eligible Commodity, irrespective of whether such day is already a day on which a portion of the roll is scheduled to take place.

Example 2: if the Roll Period Starting Day is 3 and the Roll Period Length is 4, and the 3rd and 4th Dealing Days of the Relevant Month are Disrupted Days for Corn (CBOT). Then the Contract Roll Weights for Corn (CBOT) would be as shown in Table 2 immediately below:

Table 2

Dealing Day of the Relevant Month (d)	$CRWO_d^c$	$CRWI_d^c$
1	1.00	0.00
2	1.00	0.00
3 (Roll Period Starting Day that is a Disrupted Day)	1.00	0.00

4 (Disrupted Day)	1.00	0.00
5	0.25	0.75
6 (last Dealing Day of Roll Period)	0.00	1.00
7	0.00	1.00
8	0.00	1.00
etc.	etc.	etc.

5.5 The Nominal Basket

The Nominal Basket is a nominal basket of Futures Contracts representing the synthetic exposure of the Index. Associated with each Dealing Day cd (the "composition day", i.e. the day in respect of which the Nominal Basket is composed) is a particular composition of the Nominal Basket. Furthermore, associated with each Dealing Day vd (the "valuation day", i.e. the day on which the Nominal Basket is valued) is a level of the Nominal Basket composed in respect of Dealing Day cd, defined as follows:

$$NB_{cd}(vd) = \frac{NCI}{NCO} \sum_c CWO_{cd}^c \times CRWO_{cd}^c \times CPO_{cd}^c(vd) + \sum_c CWI_{cd}^c \times CRWI_{cd}^c \times CPI_{cd}^c(vd)$$

Where:

$NB_{cd}(vd)$ means the level of the Nominal Basket composed in respect of Dealing Day cd, valued as at Dealing Day vd;

NCO means the Normalising Constant in respect of the Weights Period including the Previous Month as at Dealing Day cd;

NCI means the Normalising Constant in respect of the Weights Period including the Current Month as at Dealing Day cd;

c means an Eligible Commodity, where the summation signs ($\sum$) indicate summation over all Eligible Commodities;

cd means the Dealing Day in respect of which the Nominal Basket is composed; and

vd means the Dealing Day in respect of which the Nominal Basket is valued.

5.6　The Index Level

The Index Level on the Initial Index Day is the Initial Index Level.

In respect of each Dealing Day d following the Initial Index Day, the Index Level will be determined by the Index Calculation Agent, representing the cumulative effect of the Investment Return since the Initial Index Day, in accordance with the following formula:

$$Index_d = Index_{d-1} \times (1 + IR_d)$$

where

IR_d	means the Investment Return for Dealing Day d, which is determined by the Index Calculation Agent in accordance with the following formula:

$$IR_d = \frac{NAR_d}{NAI_{d-1}} - 1$$

Where:

NAI_{d-1}	means the Nominal Amount Invested as at Dealing Day d – 1;
NAR_d	means the Nominal Amount Returned as at Dealing Day d;
Nominal Amount Invested as at Dealing Day d – 1	means $NB_{d-1}(d-1)$, that is, the level of the Nominal Basket composed in respect of Dealing Day d-1, valued as at Dealing Day d-1; and
Nominal Amount Returned as at Dealing Day d	means $NB_{d-1}(d)$, that is, the level of the Nominal Basket composed in respect of Dealing Day d-1, valued as at Dealing Day d.

6. Publication

Subject to the occurrence or existence of a Market Disruption, the Index Calculation Agent shall calculate and publish the Index Level in respect of each Dealing Day (although the Calculation Agent may calculate the Index Level with greater frequency and share this calculation with its affiliates for internal purposes).

The Index Level will be published on a Bloomberg page and the Bloomberg website at the pages indicated by the Index Ticker.

The Index Level shall be published to 4 decimal places.

7. Market Disruptions

The impact of Market Disruption with respect to:

(a)   the roll is addressed in Section 5.4 (*Adjustment of the roll for Disrupted Days*); and

(b)   the valuation of the Nominal Basket and the calculation of the Normalising Constant is addressed by the Index Calculation Agent (i) taking all published Contract Prices in respect of such day; and (ii) the most recently published Contract Prices for those Futures Contracts for which no Contract Price is published by the Relevant Exchange on the Dealing Day in question.

8. Extraordinary Events

8.1   Successor Futures Contract

If any Futures Contract is:

(a)   not quoted by the Relevant Exchange but by a successor exchange acceptable to the Index Calculation Agent; or

(b)   replaced by a successor futures contract referencing, in the determination of the Index Calculation Agent, a substantially similar commodity as used in the relevant Futures Contract,

then in each case that successor futures contract (the "Successor Futures Contract") shall replace the relevant Futures Contract and the Calculation Agent shall determine in good faith the adjustments to the Rules set out herein, as it determines appropriate, to account for such change.

8.2   Change in Law/ Inaccurate Contract Prices

Without prejudice to the ability of the Index Calculation Agent to amend the Rules (see Section 2 (*This Document*) above), the Index Calculation Agent may, acting in good faith and in a commercially reasonable manner:

(a)   exclude; or

(b)   substitute,

any Futures Contract following the occurrence (and/or continuation) of a Change in Law or in circumstances where it considers it reasonably necessary to do so to reflect the intention of the Contag Beta Indices, including (without prejudice to the generality of the foregoing) any perception among market participants generally that the published price of the relevant Futures Contract is inaccurate (and the Relevant Exchange fails to correct such level), and if it so excludes or substitutes any Futures Contract, then the Index Calculation Agent may adjust the Rules as it determines in good faith to be appropriate to account for such exclusion or substitution on such date(s) selected by the Index Calculation Agent. The Index Calculation Agent is under no obligation to continue the calculation and publication of any Contag Beta Indices upon the occurrence or existence of a Change in Law; and the Index Calculation Agent may decide to cancel any Contag Beta Indices if it determines, acting in good faith, that the objective of the relevant Contag Beta Indices can no longer be achieved.

8.3   Material change to Futures Contract, cancellation or non-publication

If, at any time, any Relevant Exchange:

(a)   announces that it will make a material change to any Futures Contract or in any other way materially modifies such contract (other than a modification prescribed in the definition of such contract); or

(b)   (i) permanently cancels any Futures Contract and no Successor Futures Contract exists or (ii) is otherwise unable or unwilling to publish levels of the Futures Contract,

then the Index Calculation Agent may remove such futures contract from the Contag Beta Indices and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting a replacement underlying futures contract traded on an equivalent exchange and having similar characteristics to the affected Futures Contract) on such date(s) as selected by the Index Calculation Agent.

Risk Factors

The following list of risk factors does not purport to be a complete enumeration or explanation of all the risks associated with Contag Beta Indices and should be read in conjunction with any other relevant modules, where applicable.

1.   Past performance should not be used as a guide to future performance

The past performance of the Index should not be used as a guide to future performance of the Index. Any back-testing or similar analysis performed by any person in respect of Contag Beta Indices must be considered illustrative only and may be based on estimates or assumptions not used by the Index Calculation Agent when determining the Index Level pursuant to these Rules.

2.   Synthetic Exposure to Commodities

The Contag Beta Indices are purely synthetic. There is no pool of futures to which any person is entitled or in which any person has any ownership interest or which serve as collateral for the return on any product referencing Contag Beta Indices.

3.   Contag Beta Indices are "excess return"

The return from investing in futures contracts derives from three sources:

(a)   changes in the price of the relevant futures contracts (which is known as the "price return");

(b)   any profit or loss realised when rolling the relevant futures contracts (which is known as the "roll return"); and

(c)   any interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts (which is known as the "collateral return").

The Contag Beta Indices are "excess return" indices which means that they measure the returns accrued from investing in uncollateralized futures or, in other words, the sum of the price return and the roll return associated with an investment in futures. Investing in any product linked to the Contag Beta Indices will therefore not generate the same return as one would obtain from a collateralised investment in the relevant futures contracts.

4.   Commodity prices impacted by global macro-economic and political factors

Prices for commodities are affected by a variety of factors, including changes in supply and demand relationships, governmental programmes and policies, national and international political and economic events, wars and acts of terror, changes in interest and exchange rates, trading and speculative activities in commodities and related contracts, weather, and agricultural, trade, fiscal, monetary and exchange control policies. The price volatility of each commodity also affects the value of the futures and forward contracts related to that commodity and therefore its price at any such time. The price of any one commodity may be correlated to a greater or lesser degree with any other commodity and factors affecting the general supply and demand as well as the prices of other commodities may affect the particular commodity in question.

In respect of commodities in the energy sector, due to the significant level of its continuous consumption, limited reserves, and oil cartel controls, energy prices are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the performance of the Contag Beta Indices and the Index Level.

The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of futures contracts and, therefore, the performance of the Contag Beta Indices and the Index Level.

5.   Backwardation Seeking

The Selection Methodology is based on a principal known as "backwardation seeking". There can be no guarantee that Futures Contracts selected according to such a principal and employing such a mechanism as used in the Selection Methodology will exhibit superior returns to Futures Contracts selected on any other basis.

6.   Investment in deferred Futures Contracts

Contag Beta Indices are synthetically exposed to the Futures Contracts selected as the Contag Contracts by the Selection Methodology and such Futures Contracts may, in general, be deferred Futures Contracts (i.e., those contracts having a Delivery Month further dated than the Futures Contract with the nearest Delivery Month). It is generally expected that such deferred Futures Contracts may have less liquidity than the near-month Futures Contracts (those being the nearest-to-deliver) with respect to the same Eligible Commodities. Additionally, deferred Futures Contracts may be less well correlated with the spot market (physical) prices of the relevant Eligible Commodities and exhibit different levels of volatility.

7.   Diversification

Diversification is generally considered to reduce the amount of risk associated with generating returns, however can be no assurance that Contag Beta Indices will be sufficiently diversified at any time to reduce or minimize such risks to any extent.

8.   Calculation Agent discretion

The Calculation Agent is entitled to exercise certain discretions in relation to Contag Beta Indices, including but not limited to, the determination of the values to be used in the event of Market Disruptions and the interpretation of these Rules. Although the Index Calculation Agent will make all determinations and take all action in relation to Contag Beta Indices acting in good faith, such discretion could have an impact, positive or negative, on the Index Level.

9.   Potential Conflicts of Interest

Potential conflicts of interest may exist in the structure and operation of Contag Beta Indices and the conduct of normal business activities by any Relevant Person.

The foregoing list of risk factors is not intended to be exhaustive. Anyone reading these Rules should seek such advice as they consider necessary from their professional advisors, legal, tax or otherwise, without reliance on any Relevant Person to satisfy themselves that they fully understand these Rules and the risks associated with Contag Beta Indices.

J.P. Morgan Contag
Module B(i): J.P. Morgan Contag Beta Full Energy Class A Excess Return Index and the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index

September 2009

J.P.Morgan

1. Contag

Contag refers to a methodology for selecting Futures Contracts (the "Selection Methodology") and several strategies developed by J.P. Morgan (the "Contag Indices") that utilise this methodology. The Selection Methodology uses the slope of the futures curve of certain specified commodities in order to select a particular Futures Contract in respect of each commodity in which to synthetically gain exposure. The Selection Methodology aims to select a Futures Contract with the highest level of Local Backwardation subject to certain constraints, all as further explained the document "J.P. Morgan Contag Module A: Selection Methodology".

2. This Document

This document, Module B(i) (*J.P. Morgan Contag Beta Full Energy Class A Excess Return Index and the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index*), explains the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index ("Contag Beta FE Class A") and the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index ("Contag Beta LE Class A"), each a Contag Beta Index. By itself this document does not define an index or product. This document provides the Externally Specified Particulars required for the calculation of each of Contag Beta FE Class A and Contag Beta LE Class A.

This document should be read in conjunction with the documents "J.P. Morgan Contag Module A: Selection Methodology" (the "Selection Methodology Document") and "J.P. Morgan Contag Module B: J.P. Morgan Contag Beta Indices" (the "Beta Index Document") and together they comprise the rules (the "Rules") of the J.P. Morgan Contag Beta Full Energy Class A Excess Return Index and the J.P. Morgan Contag Beta Light Energy Class A Excess Return Index. These Rules may be amended or supplemented from time to time at the discretion of the Index Calculation Agent and will be re-published no later than thirty (30) calendar days following such amendment or supplement. Moreover the Index Calculation Agent will publish information in relation to the Relevant Eligible Commodities, Commodity Weights or Weights Periods and other such information which is updated in accordance with the Rules as set out below.

These Rules are published by J.P. Morgan Securities Ltd. ("JPMSL") of 125 London Wall, London EC2Y 5AJ, UK in its capacity as Index Calculation Agent. A copy of the Rules is available from the Index Calculation Agent.

ALL PERSONS READING THIS DOCUMENT SHOULD REFER TO THE DISCLAIMERS AND CONFLICTS SECTIONS SET OUT BELOW AND CONSIDER THE INFORMATION CONTAINED IN THIS DOCUMENT IN LIGHT OF SUCH DISCLAIMERS AND CONFLICTS.

NOTHING HEREIN CONSTITUTES AN OFFER TO BUY OR SELL ANY SECURITIES, PARTICIPATE IN ANY TRANSACTION OR ADOPT ANY INVESTMENT STRATEGY OR LEGAL, TAX, REGULATORY OR ACCOUNTING ADVICE.

Each of JPMSL and its affiliates may have positions or engage in transactions in securities or other financial instruments based on or indexed or otherwise related to Contag Beta FE Class A and Contag Beta LE Class A.

3. Definitions

Capitalised terms used in this document should be interpreted according to the definitions given below. All terms listed under the Definitions section in either the Selection Methodology Document or the Beta Index Document shall be deemed to have the same meaning in this document. In the event of a conflict between the definitions used in the Selection Methodology Document, the Beta Index Document and this document, the terms used herein shall prevail.

Contract Production Weights	has the meaning given in the S&P GSCI Methodology.
Designated Contract	has the meaning given in the S&P GSCI Methodology.
Relevant Eligible Commodities	means the Eligible Commodities which correspond to the Designated Contracts used in the calculation of S&P GSCI™ Index or the S&P GSCI™ Light Energy Index.

Index Sponsor	means Standard and Poor's, a division of the McGraw-Hill Companies, Inc.
S&P GSCI™ Family-Index	means either of the S&P GSCI™ Index and the S&P GSCI™ Light Energy Index.
S&P GSCI Methodology	means the document setting out the rules of the S&P GSCI™ Indices entitled "S&P GSCI™ Index Methodology" as updated, modified and superceded from time to time by the Index Sponsor.
	At the time of publication of this document the relevant edition is dated February 2009 Edition, a copy of which can be found at http://www2.standardandpoors.com/spf/pdf/index/SP_GSCI _Methodology_Web.pdf.
S&P GSCI Period	has the meaning given in the S&P GSCI Methodology.

4. Overview

Contag Beta FE Class A and Contag Beta LE Class A each reflect the return of synthetic exposure in an investment in the Relevant Eligible Commodities following the Selection Methodology described in the Selection Methodology Document to determine the Contag Contracts to which each Index gains exposure. Subject to the occurrence or existence of a Market Disruption, the Index Calculation Agent shall calculate and publish the Index Level in respect of each Dealing Day in accordance with the methodology specified in the Beta Index Document.

Contag Beta FE Class A aims to achieve a long-only synthetic exposure to commodity futures contract prices, with Commodity Weights for the Relevant Eligible Commodities equal to the Contract Production Weights for the relevant Designated Contract of the S&P GSCI™ Index (Bloomberg ticker: SPGCCIP Index).

Contag Beta LE Class A aims to achieve a long-only synthetic exposure to commodity futures contract prices, with Commodity Weights for the Relevant Eligible Commodities equal to the Contract Production Weights for the relevant Designated Contract of the S&P GSCI™ Light Energy Index (Bloomberg ticker: SPGCLEP Index).

The difference between Contag Beta FE Class A and Contag Beta LE Class A is the way in which the Commodity Weights are determined, as described above and in Section 5 (*Externally Specified Particulars: Contag Beta FE Class A*) and Section 6 (*Externally Specified Particulars: Contag Beta LE Class A*) below.

5. Externally Specified Particulars: Contag Beta FE Class A

The Externally Specified Particulars in respect of Contag Beta FE Class A are shown in Table 1 (*Externally Specified Particulars in respect of Contag Beta FE Class A*) below:

Externally Specified Particular	*Definition in respect of Contag Beta FE Class A (in this table the "Index")*
Commodity Weights	The Commodity Weight of each Eligible Commodity in the Index is equal to the Contract Production Weight of the relevant Designated Contract in the S&P GSCI™ Index (Bloomberg ticker: SPGCCIP Index) for the S&P GSCI Period corresponding to the relevant Weights Period for the Index, as specified in the S&P GSCI Methodology
Initial Index Day	30th December 1994
Initial Index Level	100
Index Name	J.P. Morgan Contag Beta Full Energy Class A Excess Return Index

Index Ticker	JCTABFEE
Roll Period Starting Day	1
Roll Period Length	10
Weights Periods	The Weights Periods are equal to the S&P GSCI Periods of the S&P GSCI™ Index, with the modification that each Weights Period of Index is from and including the first calendar day of the first month of the S&P GSCI Period to and including the last calendar day of the month immediately preceding the last day of the S&P GSCI Period

Table 1: Externally Specified Particulars in respect of Contag Beta FE Class A

6.   Externally Specified Particulars: Contag Beta LE Class A

The Externally Specified Particulars in respect of Contag Beta LE Class A are shown in Table 2 (*Externally Specified Particulars in respect of Contag Beta LE Class A*) below:

Externally Specified Particular	*Definition in respect of the Contag Beta LE Class A (in this table the "Index")*
Commodity Weights	The Commodity Weight of each Eligible Commodity in the Index is equal to the Contract Production Weight of the relevant Designated Contract in the S&P GSCI™ Light Energy Index (Bloomberg ticker: SPGCLEP Index) for the S&P GSCI Period corresponding to the relevant Weights Period for the Index, as specified in the S&P GSCI Methodology
Initial Index Day	30th December 1994
Initial Index Level	100
Index Name	J.P. Morgan Contag Beta Light Energy Class A Excess Return Index
Index Ticker	JCTABLEE
Roll Period Starting Day	1
Roll Period Length	10
Weights Periods	The Weights Periods are equal to the S&P GSCI Periods of the S&P GSCI™ Index, with the modification that each Weights Period of Index is from and including the first calendar day of the first month of the S&P GSCI Period to and including the last calendar day of the month immediately preceding the last day of the S&P GSCI Period

Table 2: Externally Specified Particulars in respect of Contag Beta LE Class A

7.   Regular amendments to Commodity Weights

The Commodity Weights in respect of each of Contag Beta FE Class A and Contag Beta LE Class A (together, in this document, the "Contag Beta FE and LE Class A Indices") are determined by reference to the Contract Production Weights as specified in the S&P GSCI Methodology and as detailed above. The Commodity Weights for the Contag Beta FE and LE Class A Indices are expected to change on an annual basis in line with the frequency with which the Contract Production Weights are routinely updated by the Index Sponsor in respect of each S&P GSCI™ Family-Index. Furthermore, from time to time the Index Sponsor may change the Contract Production Weights on an intra-annual basis, in which case a new S&P GSCI Period will begin. Corresponding changes will be made by the Index Calculation Agent to the Weights Period for the Contag Beta FE and LE Class A Indices. The Commodity Weights for the Contag Beta FE and LE Class A Indices in respect of a given Weights Period will always be equal to the Contract Production Weights in respect of the corresponding S&P GSCI Period.

8. Changes to the Relevant Eligible Commodities

8.1 Amendment to Relevant Eligible Commodities

In the event that a Designated Contract is added to or removed from the calculation of either S&P GSCI Family-Index corresponding changes shall be made by the Index Calculation Agent to the Relevant Eligible Commodities contained in the Contag Beta FE and LE Class A Indices. Such amendments shall be published by the Index Calculation Agent and shall be effective for the Weights Period corresponding to the S&P GSCI Period in respect of which such Designated Contract is added or removed from the calculation of such S&P GSCI Family-Index.

8.2 Addition of Eligible Commodities

In the event that a Designated Contract is added to the calculation of either S&P GSCI Family-Index that is not currently in the set of Eligible Commodities, such Designated Contract (the "New Eligible Commodity") will be considered an Eligible Commodity for the purposes of calculating the Contag Beta FE and LE Class A Indices, effective as of the Weights Period corresponding to the S&P GSCI Period for which the addition is set to take effect in the relevant S&P GSCI Family-Index. All details relating to such New Eligible Commodity necessary for the purposes of carrying out the Selection Methodology (for example the Liquid Contract Months) shall be published by the Index Calculation Agent.

9. Modifications to or Cancellation of the S&P GSCI™ Index and the S&P GSCI™ Light Energy Index

9.1

If either S&P GSCI Family-Index is (a) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor acceptable to the Index Calculation Agent, or (b) replaced by a successor index using, in the determination of the Index Calculation Agent, the same or substantially similar formula for and method of calculation as used in the calculation of such S&P GSCI Family-Index, then such index will be deemed to be the index so calculated and announced by that successor index sponsor or that successor index, as the case may be.

9.2

If on or prior to any Dealing Day on which the Index Calculation Agent is determining the Index Level of either of the Contag Beta FE and LE Class A Indices the Index Sponsor makes a material change in the formula for or the method of calculating the relevant S&P GSCI Family-Index (other than a modification prescribed in that formula or method to maintain such index in the S&P GSCI Family-Index or prescribed routine events) which affects the ability of the Index Calculation Agent to define an Externally Specified Particular in respect of either of the Contag Beta FE and LE Class A Indices, then the Index Calculation Agent shall, in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation, methodology, Externally Specified Particular or any other rule in relation to the Contag Beta FE and LE Class A Indices to account for such modification.

9.3

If on or prior to any Dealing Day on which the Index Calculation Agent is determining the Index Level of either of the Contag Beta FE and LE Class A Indices the Index Sponsor permanently cancels either S&P GSCI Family-Index, and no successor index exists, the Index Calculation Agent shall, in good faith, either:
(i)   continue to calculate the Index Level of the relevant Contag Beta FE and LE Class A Indices using the latest available Externally Specified Particulars at the time the S&P GSCI Family-Index was cancelled; or
(ii)   make such adjustment(s) that it determines to be appropriate to any variable, calculation, methodology, valuation terms or any other rule in relation to the Contag Beta FE and LE Class A Indices to account for such cancellation.

10. Responsibility of Index Calculation Agent

The Index Calculation Agent's determinations in respect of the Contag Beta FE and LE Class A Indices and interpretation of the Rules shall be final.

The Index Calculation Agent shall act in good faith and in a commercially reasonable manner.

Whilst these Rules are intended to be comprehensive, ambiguities may arise. In such circumstances the Index Calculation Agent will resolve such ambiguities in a reasonable manner and, if necessary, amend these Rules to reflect such resolution. Moreover the Index Calculation Agent will publish information in relation to the Relevant Eligible Commodities, Commodity Weights or Weights Periods and other such information which is updated in accordance with the Rules as set out above.

Neither the Index Calculation Agent nor any or its affiliates or subsidiaries or any of their respective directors, officers, employees, delegates or agents (each a "Relevant Person") shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of the Contag Beta FE and LE Class A Indices or in respect of the publication of the Index Level (or failure to publish such level) and any use to which any person may put the Contag Beta FE and LE Class A Indices or the Index Levels. All determinations of the Index Calculation Agent in respect of the Contag Beta FE and LE Class A Indices shall be final, conclusive and binding and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or action taken by the Index Calculation Agent or any other Relevant Person in respect of the Contag Beta FE and LE Class A Indices, neither the Index Calculation Agent nor any other Relevant Person shall be under any obligation to revise any determination or calculation made or action taken for any reason

11. Corrections

In the event that (a) the Contract Price of any Futures Contract used to calculate the Index Level in respect of any Dealing Day is subsequently corrected and the correction is published by the Relevant Exchange before the next following Roll Period or (b) the Index Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of the Contag Beta FE and LE Class A Indices, then the Index Calculation Agent may, if practicable and the correction is deemed material by the Index Calculation Agent, adjust or correct the Index Level published in respect of the relevant Dealing Day and each subsequent Dealing Day and publish such corrected Index Level(s) as soon as reasonably practicable.

12. Notices, Disclaimers and Conflicts

Neither JPMSL nor any Relevant Person shall have any liability, contingent or otherwise, to any person or entity for the quality, accuracy, timeliness or completeness of the information or data contained in the Rules or the Contag Beta FE and LE Class A Indices, or for delays, omissions or interruptions in the delivery of the Contag Beta FE and LE Class A Indices or related data. Neither JPMSL nor any Relevant Person makes any warranty, express or implied, as to the results to be obtained by any person or entity in connection with any use of the Contag Beta FE and LE Class A Indices, including but not limited to the trading of or investments in products based on or indexed or otherwise related to the Contag Beta FE and LE Class A Indices, any data related thereto or any components thereof. Neither JPMSL nor any Relevant Person makes any express or implied warranties, and hereby expressly disclaims, to the fullest extent permitted by law, all warranties of merchantability or fitness for a particular purpose or use with respect to the Rules, the Contag Beta FE and LE Class A Indices or any data related thereto. Without limitation any of the foregoing, in no event shall either JPMSL or any Relevant Person have any liability for any special, punitive, indirect or consequential damages (including lost profits), in connection with any use by any person of the Contag Beta FE and LE Class A Indices or any products based on or indexed or otherwise related thereto, even if notified of the possibility of such damages.

The Index Calculation Agent is under no obligation to continue the calculation, publication and dissemination of any of the Contag Beta FE and LE Class A Indices or any Index Level.

During the course of their normal business, the Index Calculation Agent or any other Relevant Person may enter into or promote, offer or sell transactions or investments (structured or otherwise) linked to the Contag Beta FE and LE Class A Indices and/or any of the Futures Contracts. In addition, any Relevant Person may have, or may have had, interests or positions, or may buy, sell or otherwise trade positions in or relating to the Contag Beta FE and LE Class A Indices or any of the Futures Contracts, or may invest or engage in transactions with other persons, or on behalf of such persons relating to any of these items. Such activity may or may not have an impact on the Index Levels but all persons reading these Rules should be aware that a conflict of interest could arise where anyone is acting in more than one capacity. Neither the Index Calculation Agent nor any other Relevant Person has any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favourable to any person.

It should be noted that the Rules have been developed with the possibility of the Index Calculation Agent or any of the Relevant Persons entering into or promoting, offering or selling transactions or investments (structured or otherwise) linked to the Contag Beta FE and LE Class A Indices, and hedging the obligations that might arise under any such transactions or investments. Accordingly it should be assumed that these Rules have and will be analysed from this point of view.

It should be noted that the Contag Beta FE and LE Class A Indices are described as a notional portfolio of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Contag Beta FE and LE Class A Indices merely identify certain assets in the market, the performance of which will be used as a reference point for the purposes of calculating the Index Levels.

There is no obligation upon the Index Calculation Agent to publish the Index Levels by any alternative method if the relevant Index Ticker (as identified above) is subject to any delay in or interruptions of publication or any act of God, act of governmental authority, or act of public enemy, or due to war, the outbreak or escalation of hostilities, fire, flood, civil commotion, insurrection, labour difficulty including, without limitation, any strike, other work stoppage, or slow-down, severe or adverse weather conditions, power failure, communications line or other technological failure may occur or any other event beyond the control of the Index Calculation Agent.

No one may reproduce or disseminate the information contained in these Rules or the Index Levels without the prior written consent of the Index Calculation Agent. "J.P. Morgan Contag Beta Full Energy Excess Return Class A Index", "J.P. Morgan Contag Beta Light Energy Class A Excess Return Index", "Contag Beta FE and LE Class A Indices" and "J.P. Morgan Contag" are the intellectual property of the Index Calculation Agent and may only be used (as an underlying for financial products or otherwise) by third parties who have entered into a license agreement with the Index Calculation Agent. These Rules are not intended for distribution to, or use by any person in, a jurisdiction where such distribution is prohibited by law or regulation.

These Rules shall be governed by and construed in accordance with the laws of England.

These indices are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). Standard & Poor's does not make any representation or warranty, express or implied, to the owners of products linked to the indices or any member of the public regarding the advisability of investing in products generally or in products linked to the indices or the ability of the S&P Indices to track general stock market performance. S&P's only relationship to J. P. Morgan for itself and on behalf of each of its affiliates ("Licensee") is the licensing of certain trademarks and trade names of S&P and of the S&P Indices, which indices are determined, composed and calculated by S&P without regard to the Licensee or the products. S&P has no obligation to take the needs of the Licensee or the owners of products linked to the indices into consideration in determining, composing or calculating the S&P Indices. S&P is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of products linked to the indicies or in the determination or calculation of the indices or the determination or calculation of the equation by which products linked to the indices are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of products or the indices.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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* The GSCI is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.